                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-51891

PROSPECTUS

May 11, 1998

                                     [LOGO]
                               OFFER TO EXCHANGE
$1,000 IN PRINCIPAL AMOUNT OF ITS 7 5/8% SENIOR NOTES DUE 2008 FOR EACH $1,000
IN PRINCIPAL AMOUNT OF ITS                             OUTSTANDING 7 5/8%
                             SENIOR NOTES DUE 2008
                               OFFER TO EXCHANGE
ITS $8.625 SERIES H EXCHANGEABLE PREFERRED STOCK REDEEMABLE 2010 (LIQUIDATION PREFERENCE $100 PER SHARE) (EXCHANGEABLE AT THE OPTION OF PRIMEDIA) FOR UP TO
  2,500,000 SHARES OF ITS $8.625 SERIES G EXCHANGEABLE PREFERRED STOCK
    REDEEMABLE 2010 (LIQUIDATION PREFERENCE $100 PER SHARE)
                              (EXCHANGEABLE AT THE OPTION OF PRIMEDIA)
                          ---------------------------

    PRIMEDIA Inc., a Delaware corporation ("PRIMEDIA" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (this "Prospectus") and the accompanying Letters of Transmittal (the "Letters of Transmittal") (i) to exchange (the "Note Exchange Offer") up to $250,000,000 aggregate principal amount of a new series of its 7 5/8% Senior Notes due 2008 (the "New Notes") for up to $250,000,000 aggregate principal amount of its outstanding 7 5/8% Senior Notes due 2008 (the "Old Notes") and
(ii) to exchange (the "Preferred Stock Exchange Offer" and, together with the Note Exchange Offer, the "Exchange Offers") one share of its $8.625 Series H Exchangeable Preferred Stock Redeemable 2010, par value $.01 per share, liquidation preference $100.00 per share (the "New Preferred Stock"), for each outstanding share of its $8.625 Series G Exchangeable Preferred Stock Redeemable 2010, par value $.01 per share, liquidation preference $100.00 per share (the "Old Preferred Stock"), of which 2,500,000 shares are outstanding. There will be no cash proceeds to PRIMEDIA from the Exchange Offers.
                          ---------------------------
    The form and terms of the New Notes and New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that (i) the New Notes and the shares of New Preferred Stock will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Notes and/or New Preferred Stock will not be entitled to certain rights of holders of the Old Notes and the Old Preferred Stock, respectively, under the Registration Rights Agreement (as defined) which will terminate upon the consummation of the Exchange Offers. See "The Exchange Offers--Consequences of Failure to Exchange." The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." The Old Preferred Stock and the New Preferred Stock are sometimes referred to herein collectively as the "Preferred Stock." The New Preferred Stock is exchangeable into 8 5/8% Class H Subordinated Exchange Debentures due 2010 (the "New Subordinated Debentures"), in whole but not in part, at the option of PRIMEDIA on any scheduled dividend payment date. Holders of New Preferred Stock will be entitled to receive the principal amount of the New Subordinated Debentures equal to $100.00 for each $100.00 of liquidation preference of New Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange. The form and terms of the New Subordinated Debentures will be the same as the form and terms of the 8 5/8% Class G Subordinated Exchange Debentures due 2010 (the "Old Subordinated Debentures"), except that the New Subordinated Debentures will have been registered under the Securities Act pursuant to the Registration Statement of which this Prospectus is a part. The New Subordinated Debentures and the Old Subordinated Debentures are sometimes referred to herein collectively as the
"8 5/8% Subordinated Debentures," and the New Notes, the New Preferred Stock and the New Subordinated Debentures are sometimes referred to herein collectively as the "Securities." As of December 31, 1997, the amount of pro forma senior indebtedness (including indebtedness and other current and non-current liabilities of PRIMEDIA's subsidiaries), was approximately $1,908.7 million and the aggregate liquidation preference of the pro forma outstanding preferred stock was approximately $575.0 million, all of which preferred stock ranks pari passu with the Preferred Stock.
    Interest on the New Notes shall accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefor or, if no interest has been paid, from the original date of issuance of the Old Notes. The Notes are fully and unconditionally guaranteed jointly and severally by all the wholly-owned domestic Restricted Subsidiaries (as defined) of the Company. Dividends on the New Preferred Stock will accrue and will be cumulative from the last dividend payment date on which dividends were paid on the shares of Old Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the original date of issuance of the Old Preferred Stock.
                       ----------------------------------
    The Old Notes and the Old Preferred Stock were originally issued and sold on February 17, 1998 in transactions not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Old Notes and the Old Preferred Stock may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters, the Company believes that the New Notes and the New Preferred Stock issued pursuant to the Exchange Offers in exchange for Old Notes and Old Preferred Stock may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of PRIMEDIA within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes and New Preferred Stock is acquired in the ordinary course of such holder's business, such holders have no arrangement with any person to participate in the distribution of such New Notes and New Preferred Stock and neither such holders nor any other person is engaging in or intends to engage in a distribution of such New Notes and New Preferred Stock. However PRIMEDIA has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the Exchange Offers. Each broker-dealer that receives New Notes or New Preferred Stock for its own account pursuant to the Exchange Offers where the Old Notes or the Old Preferred Stock, as the case may be, were acquired by such broker-dealer as a result of market-making or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. The Letters of Transmittal relating to the Exchange Offers state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with New Notes or New Preferred Stock received in exchange for Old Notes or Old Preferred Stock, as the case may be, where such Old Notes or Old Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities. PRIMEDIA will, for a period of 90 days after the Expiration Date (as defined herein), make copies of this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
    The New Notes, the New Preferred Stock, and the New Subordinated Debentures which may be issued in exchange therefor, constitute new issues of securities with no established trading market. Any Old Notes and shares of Old Preferred Stock not tendered and accepted in the Exchange Offers will remain outstanding. To the extent that Old Notes and shares of Old Preferred Stock are tendered and accepted in the Exchange Offers, a holder's ability to sell untendered Old Notes and shares of Old Preferred Stock could be adversely affected. No assurance can be given as to the liquidity of the trading market for the Old Notes and Old Preferred Stock or, if issued in exchange for Old Preferred Stock, the Old Subordinated Debentures. See "Risk Factors--Lack of Public Market."
    PRIMEDIA will accept for exchange any and all Old Notes and/or shares of Old Preferred Stock validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 10, 1998, unless extended by PRIMEDIA in its sole discretion (such date as it may be so extended, the "Expiration Date"). The Company will not extend the Exchange Offer beyond July 6, 1998. Tenders of Old Notes and shares of Old Preferred Stock may be withdrawn at any time prior to the Expiration Date. The Exchange Offers are subject to certain customary conditions. See "The Exchange Offers."
Approximately 78% of the shares of common stock of PRIMEDIA (on a fully diluted basis) is held by certain investment partnerships, of which KKR Associates, an affiliate of KKR, is the general partner. Consequently, KKR Associates and its general partners have the power to approve any corporate action requiring stockholder approval. See "Risk Factors--Control by KKR."
                       ----------------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DESCRIPTION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

    PRIMEDIA has filed with the Securities and Exchange Commission (the "Commission" or "SEC") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act for the registration of the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to PRIMEDIA and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof. In addition, PRIMEDIA has agreed to furnish to holders of the Old Notes and the Old Preferred Stock, and prospective purchasers thereof, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until the consummation of the Exchange Offers.

    PRIMEDIA is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy or information statements and other information with the Commission. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by PRIMEDIA with the Commission may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago. Illinois 60661. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Reports and other information concerning PRIMEDIA are also available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

    (a) the Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

    (b) the Current Report on Form 8-K dated February 9, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offers shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST FROM: CORPORATE SECRETARY, PRIMEDIA INC., 745 FIFTH AVENUE, NEW YORK, NEW YORK 10151, (212) 745-0100. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
JUNE 3, 1998.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT OTHERWISE INDICATES, THE TERM "COMPANY" OR "PRIMEDIA" MEANS THE COMBINED BUSINESS OPERATIONS OF PRIMEDIA INC. (AND ITS PREDECESSORS) AND ITS SUBSIDIARIES. PLEASE REFER TO "GLOSSARY OF CERTAIN DEFINED TERMS" FOR DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS." MARKET SHARE DATA CONTAINED HEREIN IS BASED UPON A PRODUCT'S SHARE OF ADVERTISING OR CIRCULATION, DEPENDING ON THE PRODUCT AS COMPARED TO ITS DIRECT COMPETITION.

                                  THE COMPANY

GENERAL

    PRIMEDIA is the authoritative source of specialized information for highly targeted audiences in the education, business and special interest consumer markets. Most of the Company's products have leadership positions in the niche markets in which such products compete: specialty magazines (E.G., SEVENTEEN, AMERICAN BABY, SOAP OPERA DIGEST, TRUCKIN', SEW NEWS and TELEPHONY); education (E.G., CHANNEL ONE NETWORK, WEEKLY READER and PRIMEDIA WORKPLACE LEARNING); and information (E.G., APARTMENT GUIDES, WARD'S, THE WORLD ALMANAC and BACON'S).

    The Company has achieved substantial sales growth through the development of its franchises, combined with its operating expertise and a successful acquisition strategy. From 1993 through 1997, net sales have grown at a compound annual rate of 15%, to $1,487.6 million. The operating loss in 1997 was $20.8 million compared to $7.7 million in 1993 (after deductions for amortization, depreciation, provision for loss on the sales of businesses and other of $322.8 million in 1997 and $145.9 million in 1993).

    The Company had net income (loss) of $(172.8) million, $8.0 million and $(75.4) million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's deficiency of earnings to fixed charges was $159.1 million, $35.7 million and $135.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's deficiency of earnings to fixed charges plus preferred stock dividends was $224.2 million, $79.2 million and $164.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's pro forma deficiency of earnings to fixed charges and earnings to fixed charges plus preferred stock dividends was $141.8 million and $201.4 million, respectively, for the year ended December 31, 1997. See "Unaudited Pro Forma Consolidated Financial Data."

GROWTH STRATEGY

    PRIMEDIA's strategy is to address growing needs in today's information economy. Technology has created a flood of information. Consequently, management believes the key role of the media is shifting from making information broadly available across all audiences to sifting out and qualifying information for the benefit of specific audiences. The Company's products are authoritative information sources meeting customers' particular needs in the most beneficial formats--print, electronic, and multimedia. Its pursuit of this strategy in its targeted markets has enabled PRIMEDIA to achieve an average market share across all products of 60%, with 80% ranking number one or two in their markets.

    PRIMEDIA provides authoritative information in six areas that show superior growth: specialty consumer magazines and technical and trade magazines in the specialty magazine segment; classroom learning and workplace learning in the education segment; and consumer and business information products in the information segment. See "--Business Segments." In each of these six areas, the Company offers authoritative information products that have a branded presence and leading market positions.

    The Company is taking advantage of fundamental growth trends in these six markets. The Company's specialty magazines take advantage of trends in the specialty consumer market where advertising growth has outpaced general interest magazine, broadcast television, radio and newspaper advertising growth since 1989. In classroom and workplace learning, PRIMEDIA is building on rising elementary and secondary school enrollments, increased spending on supplementary educational materials and the rapid growth in outsourced workplace education. The Company's consumer and business information products are capitalizing on the trend towards targeted marketing, and away from general interest sources such as newspapers, and the increased spending by businesses for information.

    The Company seeks to maximize its operating performance by capitalizing on its leading position in each of these growing markets. Each of PRIMEDIA's six growth vehicles has opportunities for expansion through both internal organic development and product line acquisitions. Organic growth results from both market expansion and product innovation in conventional and new media formats. Growth through product line acquisition is made possible by the constant availability of leading brands for sale in niche markets in PRIMEDIA's six growth areas. To support this aspect of growth, the Company has successfully developed a selective and disciplined process of identifying, evaluating and integrating acquired companies. A major source of funds for these product line acquisitions is the cash generated by the Company's operations, which by their nature have high operating margins and low capital requirements. Net capital expenditures were $31.1 million in 1997 and $28.8 million in 1996 or 2.1% of net sales in each respective year. Additionally, cash available for reinvestment is amplified because the Company pays virtually no income taxes largely as a result of having structured most of its acquisitions to create tax-deductible amortization of intangible assets which results in net operating losses.

    On November 18, 1997, the Company changed its name to PRIMEDIA Inc. to reflect better the "prime" positioning the Company has in its six areas of specialized "media." On November 18, 1997, the Company's New York Stock Exchange symbol was changed from KCC to PRM.

                                   MANAGEMENT

    The Company was founded in 1989 by William F. Reilly, Charles G. McCurdy and Beverly C. Chell, former members of senior management of Macmillan, Inc., together with Kohlberg Kravis Roberts & Co., L.P. ("KKR"). PRIMEDIA's Chairman and CEO, William F. Reilly, has 28 years of experience in operations, finance and development. Charles G. McCurdy, President, and Beverly C. Chell, Vice Chairman and General Counsel, have 15 and 28 years, respectively, of finance, development and operations related experience. At PRIMEDIA, they have recruited and developed a cadre of strong, seasoned operating managers.

    The Company's management, including the executives named above, have invested in excess of $23 million in the Common Stock through March 31, 1998. Assuming the exercise of all stock options, and giving effect to the KKR Fund Investment, management would have owned approximately 11%, in the aggregate, of the Company's outstanding Common Stock as of such date.

                               BUSINESS SEGMENTS

    The Company organizes its business into three operating segments: specialty magazines, education and information. These segments accounted for approximately 51%, 25% and 24%, respectively, of PRIMEDIA's net sales of $1,487.6 million for the year ended December 31, 1997.

SPECIALTY MAGAZINES

    The specialty magazines segment consists of specialty consumer magazines and technical and trade magazines. In 1997, 60% of the Company's specialty consumer magazines and nearly 50% of its technical and trade magazines were ranked number one in their respective markets. According to the WALL STREET JOURNAL, PRIMEDIA is the largest magazine publisher in the United States by ad page count. Some of the Company's specialty consumer magazines include SOAP OPERA DIGEST, SEVENTEEN, NEW YORK, CHICAGO,

TRUCKIN' and SEW NEWS; some of the Company's leading technical and trade publications include TELEPHONY, FLEET OWNER and AMERICAN PRINTER.

EDUCATION

    The Company is a leading provider of supplemental educational materials and programming in the United States, targeting both classroom and workplace learning. PRIMEDIA's best-known brands in classroom learning include CHANNEL ONE and WEEKLY READER, and in workplace learning, PRIMEDIA Workplace Learning, formerly known as Westcott Communications. Classroom learning takes advantage of the growth in spending on supplementary educational materials and the projected increases in elementary and secondary school enrollments over the next decade (in particular, school enrollments are expected to rise 7% between 1995 and 2005). Workplace learning focuses on the $69 billion training market, of which the outsourced segment is the fastest growing portion, which is expected to rise 142% between 1995 and 2005.

INFORMATION

    The Company produces over 170 highly targeted consumer and business information products, most of which hold dominant positions in their niche markets. The Company's premier consumer information products include APARTMENT GUIDES, THE WORLD ALMANAC and such specialty reference products as FACTS ON FILE NEWS SERVICES, which is used by public and institutional libraries. Its leading business information products include BACON'S for public relations professionals and INTERNATIONAL TRADE GUIDES for import/ export professionals. The growth in advertising supported consumer information (E.G.--targeted free publications, such as APARTMENT GUIDES) is being driven by advertisers' need to reach their customers as cost effectively as possible. From 1995 to 2005, advertising revenue generated from free shopping guides is expected to nearly double. Consequently, APARTMENT GUIDES and PRIMEDIA's other targeted free publications should continue to provide significant opportunities for growth through new ventures and acquisitions. PRIMEDIA's business information products capitalize on the growth in business spending on information which is expected to increase 8% on a compound annual basis, between 1995 and 2005.

                              RECENT DEVELOPMENTS

INVESTMENT BY KKR 1996 FUND L.P.

    On March 18, 1998, KKR 1996 Fund L.P., a Delaware limited partnership affiliated with KKR (the "KKR Fund"), purchased 16,666,667 shares of newly issued common stock from the Company for $200 million (the "KKR Fund Investment"). The net proceeds from the KKR Fund Investment were used to repay borrowings outstanding under the Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions. See "Summary Consolidated Financial Data" and "Unaudited Pro Forma Consolidated Financial Data."

ACQUISITIONS

    On March 19, 1998, the Company completed the acquisition of the stock of Cowles Enthusiast Media and Cowles Business Media (together, "Cowles") from McClatchy Newspapers, Inc. ("McClatchy") for approximately $200 million (the "Cowles Acquisition"). With the Cowles Acquisition, the Company added 25 enthusiast titles to its specialty consumer magazines group, and 11 technical and trade magazines and 15 trade shows to its technical and trade magazines group.

    For the period from January 1, 1998 through April 16, 1998, in addition to the Cowles Acquisition, the Company had completed four product-line acquisitions in the specialty magazines and information segments. The aggregate purchase price for such acquisitions was approximately $12 million.

NON-CORE BUSINESSES SOLD

    As a part of its strategy to focus on areas of its business that have the greatest potential for growth, the Company divested certain businesses that do not fit within its growth vehicles. Those businesses are Krames Communications, the Katharine Gibbs Schools, Newbridge Book Clubs, Newbridge Educational Publishing, NEW WOMAN magazine, STAGEBILL, and INTERTEC MAILING SERVICES. The net proceeds from the completed sales of Non-Core Businesses (as defined below) were used to repay borrowings outstanding under the Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions. The Company intends to divest DAILY RACING FORM during 1998. The above businesses are collectively referred to as the "Non-Core Businesses".

    The following table presents unaudited combined operating results for the year ended December 31, 1997 for the Non-Core Businesses. There can be no assurance that the remaining Non-Core Business will be divested.

                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Sales, net.....................................................................   $   247,351
Operating loss.................................................................      (131,397)
Depreciation and amortization..................................................       146,970

DIVESTITURES

    On April 23, 1998, the Company entered into a definitive stock purchase agreement to sell Nelson Information, Inc., a leading information provider in the financial services industry, to Thomson Information Services Inc.

SERIES E EXCHANGE OFFER

    The Company consummated an exchange offer on February 17, 1998 (the "Series E Exchange Offer") pursuant to which each share of its $9.20 Series E Exchangeable Preferred Stock (the "Series E Preferred Stock") was exchanged at the option of the holder thereof for a share of $9.20 Series F Exchangeable Preferred Stock (the "Series F Preferred Stock"). The Series F Preferred Stock is registered under the Securities Act, and otherwise has the same terms as the Series E Preferred Stock.

REDEMPTION OF $11.625 SERIES B EXCHANGEABLE PREFERRED STOCK

    On March 20, 1998, the Company used net proceeds of approximately $169.2 million from the offering of the Old Notes and the Old Preferred Stock to redeem all of the issued and outstanding shares of its $11.625 Series B Preferred Stock Redeemable 2005, par value $.01 per share, (the "Series B Preferred Stock"), at a redemption price of $105.80 per share plus accrued and unpaid dividends to the redemption date.

TERMINATION OF DEFINED BENEFIT PENSION PLAN

    In January 1998, the Company elected to terminate its defined benefit pension plan effective March 31, 1998. In connection with this termination, the Company froze benefit accruals effective December 31, 1997. In the opinion of the Company's management, the plan benefits payable on the termination are adequately accrued for and will not have a material impact on the Company's consolidated financial statements. Active plan participants will be eligible to participate in the Company's defined contribution plans.

TERMINATION OF NEW CREDIT FACILITY

    On April 20, 1998, the New Credit Facility expired. As a result, the Company has total commitments of $1.4 billion and can borrow up to $1.5 billion in the aggregate under its Bank Credit Facilities.

FIRST QUARTER OPERATING RESULTS

    The following represents certain operating and balance sheet data for the quarter ended and as of March 31, 1998:

                                                                                      (IN
                                                                                  THOUSANDS)
OPERATING DATA:
Sales, net.....................................................................   $   344,986
Depreciation and amortization..................................................        40,606
Operating income...............................................................        24,282
Interest expense...............................................................        33,421
Net loss.......................................................................        (9,732)
Preferred stock dividends and redemption premium...............................        23,485
Loss applicable to common shareholders.........................................       (33,217)

BALANCE SHEET DATA:
Cash and cash equivalents......................................................   $    29,566
Long-term debt, excluding current maturities...................................     1,640,335
Exchangeable preferred stock...................................................       557,430

                                     [LOGO]

       SPECIALTY MEDIA                   EDUCATION                     INFORMATION

SPECIALTY CONSUMER MAGAZINES   CLASSROOM LEARNING             CONSUMER DIRECTORIES
-73 Publications               -Channel One News              -74 Consumer Guides in 28
(including Soap Opera Digest,  -Weekly Reader                 States
Seventeen, American Baby,      -Films for the Humanities      (including Apartment Guide,
Automobile, Modern Bride,      and Sciences                   MicroTimes and new homes
New York, Chicago, Low Rider,                                 guides)
Sew News and Dog World)                                       -Specialized Reference
                                                              Products
                                                              (including The World Almanac
                                                              and
                                                              Facts on File News Service)

TECHNICAL AND TRADE MAGAZINES  WORKPLACE LEARNING             BUSINESS DIRECTORIES
-63 Publications               -Westcott Communications       -70 Specialized Directories
(including Telephony,          -Executive Education Network   (including Nelson's, Bacon's,
Cellular                       -Interactive Distance          Ward's
Business, Soybean Digest,      Training Network               Automotive Reports, Aircraft
Fleet Owner, National          -18 other product lines        Bluebook and Pacific Shipper)
Real Estate Investor and
Transmission and
Distribution)

                              THE EXCHANGE OFFERS

Registration Rights
  Agreement; Effect on
  Holders....................  The Old Notes and Old Preferred Stock were sold by PRIMEDIA on
                                 February 17, 1998 to Salomon Brothers Inc and Morgan Stanley
                                 & Co. Incorporated, as the initial purchasers (the "Initial
                                 Purchasers") pursuant to a Purchase Agreement dated February
                                 11, 1998 between PRIMEDIA and the Initial Purchasers (the
                                 "Purchase Agreement"). The Initial Purchasers subsequently sold the Old Notes and the Old Preferred Stock to qualified institutional buyers and non-U.S. persons in reliance on
                                 Rule 144A and Regulation S, respectively, under the
                                 Securities Act. Pursuant to the Purchase Agreement, PRIMEDIA
                                 and the Initial Purchasers entered into a Registration
                                 Rights Agreement dated as of February 17, 1998 (the
                                 "Registration Rights Agreement") which grants the holders of the Old Notes and the Old Preferred Stock certain exchange and registration rights. These Exchange Offers are intended to satisfy such rights. Therefore, the holders of the
                                 Securities are not entitled to any exchange or registration rights with respect thereto. All untendered Old Notes and
                                 shares of Old Preferred Stock will continue to be subject to the restrictions on transfer described under "The Exchange
                                 Offers-- Consequences of Failure to Exchange." To the extent that Old Notes and shares of Old Preferred Stock are
                                 tendered and accepted in the Exchange Offers, the trading
                                 market for untendered Old Notes and shares of Old Preferred
                                 Stock could be adversely affected. See "The Exchange
                                 Offers--Purpose and Effect of the Exchange Offers" and
                                 "--Consequences of Failure to Exchange" and "Risk
                                 Factors--Lack of Public Market."

  The Note Exchange Offer      Up to $250,000,000 in principal amount of New Notes will be exchanged for up to $250,000,000 in aggregate principal
                                 amount of Old Notes. PRIMEDIA will issue the New Notes to
                                 holders on the earliest possible date following the
                                 Expiration Date.

  The Preferred Stock
    Exchange Offer...........  One share of New Preferred Stock will be exchanged for each share of Old Preferred Stock. As of the date hereof, 2,500,000 shares of Old Preferred Stock are outstanding. PRIMEDIA will issue the New Preferred Stock to holders on the earliest
                                 practicable date following the Expiration Date.

  Expiration Date............  5:00 p.m., New York City time, on June 10, 1998 unless the
                               Exchange Offers are extended by PRIMEDIA in its sole
                                 discretion, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offers are
                                 extended. The Company will not extend the Exchange Offers
                                 beyond July 6, 1998.

  Conditions to the Exchange
    Offers...................  The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Old Notes or minimum number of shares of Old Preferred Stock being tendered for exchange.
                                 However, the Exchange Offers are subject to certain
                                 customary conditions, which may be waived by PRIMEDIA. See
                                 "The Exchange Offers--Conditions of the Exchange Offers."
                                 PRIMEDIA reserves the right to terminate the Exchange Offers if any of such conditions have not been satisfied and to
                                 amend the Exchange Offers at any time prior to the
                                 Expiration Date.

  Procedures for Tendering
    the Old Notes and the Old
    Preferred Stock..........  See "The Exchange Offers--Procedures for Tendering" and
                               "--Guaranteed Delivery Procedures."

  Withdrawal Rights..........  Tenders may be withdrawn at any time prior to the Expiration
                               Date. See "The Exchange Offers--Withdrawal of Tenders."

  Acceptance of the Old Notes
    and the Old Preferred
    Stock and Delivery of the
    New Notes and the
    New Preferred Stock......  PRIMEDIA will accept for exchange any and all Old Notes and shares of Old Preferred Stock which are properly tendered in the Exchange Offers prior to the Expiration Date. The New
                                 Notes and shares of New Preferred Stock issued pursuant to the Exchange Offers will be delivered on the earliest
                                 practicable date following the Expiration Date. See "The
                                 Exchange Offers--Terms of the Exchange Offers."

  Certain Tax
    Considerations...........  For a discussion of certain federal income tax consequences of the exchange of the Old Notes and the Old Preferred Stock, see
                                 "Certain Federal Income Tax Considerations."

  Exchange Agent.............  The Bank of New York is serving as the exchange agent (the
                               "Exchange Agent") in connection with the Exchange Offers.

 TERMS OF THE NOTES, THE PREFERRED STOCK AND THE 8 5/8% SUBORDINATED DEBENTURES

    The Exchange Offers apply to $250,000,000 aggregate principal amount of the Old Notes and 2,500,000 shares of the Old Preferred Stock. The form and terms of the New Notes and the New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that the New Notes and the shares of New Preferred Stock will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act. The form and terms of the New Subordinated Debentures will be the same as the Old Subordinated Debentures. See "Description of Preferred Stock and 8 5/8% Subordinated Debentures."

THE NOTES

  Maturity Date..............  April 1, 2008.

  Interest Payment Dates.....  April 1 and October 1 of each year, commencing October 1,
                               1998.

  Optional Redemption........  The Notes are redeemable at the option of PRIMEDIA, in whole or in part, at any time on or after April 1, 2003, at the
                                 redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. See "Description of Notes."

  Change of Control..........  In the event of a Change of Control (i) each holder of the
                               Notes will have the right to require PRIMEDIA to repurchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date and (ii) PRIMEDIA will have the
                                 option to redeem the Notes, in whole or in part, at the
                                 redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. The redemption prices for optional redemptions by PRIMEDIA in the event of a Change of
                                 Control will in all cases be equal to or greater than the
                                 repurchase price to be paid to holders who elect to have
                                 PRIMEDIA repurchase their Notes after a Change of Control.
                                 Because of the highly leveraged nature of PRIMEDIA, there
                                 can be no assurance that PRIMEDIA will have sufficient funds to repurchase the Notes in the event of a Change of Control.
                                 See "Description of Notes."

                               "Change of Control" means such time as (i) a "person" or
                                 "group" (within the meaning of Sections 13(d) and 14(d)(2)
                                 of the Exchange Act), other than KKR and its Affiliates (as defined), becomes the "beneficial owner" (as defined in Rule
                                 13d-3 under the Exchange Act) of more than (A) 35% of the
                                 total voting power of the then outstanding voting stock of
                                 PRIMEDIA and (B) the total voting power of the then
                                 outstanding voting stock of PRIMEDIA beneficially owned by
                                 KKR and its Affiliates or (ii) during any period of two
                                 consecutive calendar years, individuals who at the beginning of such period constituted PRIMEDIA's Board of Directors
                                 (together with any new directors whose election by
                                 PRIMEDIA's Board of Directors or whose nomination for
                                 election by PRIMEDIA's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

                               Indebtedness under the Credit Facilities will automatically accelerate upon the earlier of 30 days from the Change of
                                 Control and the date payment is required to be made in
                                 respect of any tendered Notes. At December 31, 1997, after giving pro forma effect to the Offerings, the KKR Fund
                                 Investment and the application of the net proceeds therefrom
                                 (a portion of which was used to redeem the Series B
                                 Preferred Stock), the aggregate principal amount of
                                 indebtedness under the Credit Facilities would have been
                                 approximately $707.7 million. See "Description of Certain
                                 Indebtedness." If the Company has insufficient funds with
                                 which to repay the indebtedness under the Credit Facilities and to repurchase the Notes, the holders of the Notes will have a claim on the funds of the Company equal to that of
                                 the lenders under the Credit Facilities.

                               Neither the trustee for the Notes, the Company nor its Board of Directors will be able to waive the Change of Control
                                 obligation of the Company. In the case of a leveraged buyout in which KKR and its Affiliates maintain or increase their voting control of the Company, such leveraged buyout will
                                 not result in a "Change of Control."

  Guarantees.................  The Notes are fully and unconditionally guaranteed on a senior basis, jointly and severally, by each of the domestic
                                 Restricted Subsidiaries other than Partially Owned
                                 Restricted Subsidiaries (as defined), which guarantees rank
                                 PARI PASSU with such subsidiaries' guarantees of PRIMEDIA's obligations under the Credit Facilities and the Outstanding
                                 Notes. In the event that any guarantee would constitute or result in a violation of any applicable fraudulent
                                 conveyance or similar law of any relevant jurisdiction, the liability of any guarantor under such guarantee would be
                                 reduced to the maximum amount permissible under the
                                 applicable fraudulent conveyance or similar law.

  Ranking....................  The Notes rank PARI PASSU with the obligations of PRIMEDIA under the Credit Facilities and the Outstanding Notes. At
                                 December 31, 1997, after giving pro forma effect to the
                                 Offerings, the KKR Fund Investment and the application of
                                 the net proceeds therefrom (a portion of which was used to redeem the Series B Preferred Stock), the aggregate
                                 principal amount of indebtedness under the Credit Facilities would have been approximately $707.7 million and under the
                                 Senior Notes would have been $647.5 million. None of such
                                 indebtedness will be secured. The Notes will rank senior in right of payment to all future subordinated indebtedness of the Company. Such subordinated indebtedness will be limited to the Class D Subordinated Debentures, the Class F
                                 Subordinated Debentures and the 8 5/8% Subordinated
                                 Debentures, if and when the same are issued at the option of
                                 PRIMEDIA in exchange for the Series D Preferred Stock, the
                                 Series F Preferred Stock and the Series G Preferred Stock
                                 respectively, and additional subordinated indebtedness that is permitted to be incurred by the terms of the Credit
                                 Facilities, the Senior Note Indentures and such other
                                 indebtedness as PRIMEDIA may have outstanding from time to time. As of the date of this Prospectus, the Company has no subordinated indebtedness outstanding. The Company has no
                                 current intention to issue subordinated indebtedness. As
                                 used herein the statement that certain indebtedness ranks
                                 PARI PASSU with other indebtedness means only that in the
                                 event of the bankruptcy or insolvency of the debtor, the
                                 holders of such certain indebtedness and such other
                                 indebtedness will have an equal claim on money or other
                                 property of the debtor available for distribution.

  Certain Covenants..........  The Note Indenture pursuant to which the Old Notes have been issued and the New Notes will be issued contains certain
                                 covenants which, among other things, limit the ability of
                                 the Company to (i) incur indebtedness, (ii) create liens,
                                 (iii) sell assets, (iv) engage in mergers, consolidations or transactions with affiliates, (v) make investments in
                                 certain subsidiaries, (vi) pay dividends on or repurchase or retire capital stock and (vii) make certain other Restricted
                                 Payments (as defined). See "Description of Notes--Certain
                                 Covenants."

  Sinking Fund...............  There will be no sinking fund payments for the Notes.

THE PREFERRED STOCK

  Dividends..................  Cumulative at $8.625 per annum from the date of issuance and payable quarterly in cash on January 1, April 1, July 1 and
                                 October 1 of each year, commencing July 1, 1998. The Company presently intends to

                                 pay such dividends, even in the absence of earnings and
                                 profits, through cash flow generated from operations.
                                 Dividends on the Old Preferred Stock have accrued and are
                                 cumulative from the original date of issuance thereof to the date on which shares of Old Preferred Stock are surrendered and shall be paid on the first dividend payment date after the date the New Preferred Stock is exchanged for the Old
                                 Preferred Stock. Dividends on the New Preferred Stock will accrue and be cumulative from the date the New Preferred
                                 Stock is exchanged for the Old Preferred Stock. For federal income tax purposes, distributions with respect to the
                                 Preferred Stock will not qualify as dividends and will be
                                 treated as a return of capital until the Company has
                                 earnings and profits as determined under applicable federal income tax principles. See "Certain Federal Income Tax
                                 Considerations."

  Liquidation Preference.....  $100 per share, plus accrued and unpaid dividends.

  Voting.....................  Holders of the Preferred Stock have no general voting rights except as provided by law and as provided in the Certificate of Designations therefor. Upon the failure of the Company to pay dividends in cash for more than six consecutive
                                 quarters, holders of a majority of the outstanding shares of
                                 Series D Preferred Stock, Series F Preferred Stock and
                                 Preferred Stock voting together as a class, will be entitled to elect two members to the Board of Directors of PRIMEDIA.
                                 See "Description of Preferred Stock and 8 5/8% Subordinated
                                 Debentures--The Preferred Stock--Voting Rights."

  Mandatory Redemption.......  PRIMEDIA is required to redeem the Preferred Stock on April 1,
                               2010 at a redemption price equal to the liquidation preference plus accrued and unpaid dividends to the redemption date.

  Optional Redemption........  At any time on or after April 1, 2003, the Preferred Stock is redeemable, at the option of PRIMEDIA, at the redemption
                                 prices set forth herein, plus accrued and unpaid dividends to the redemption date. See "Description of Preferred Stock and 8 5/8% Subordinated Debentures--The Preferred
                                 Stock--Optional Redemption."

  Optional Redemption Upon
    Public Equity Offering...  At any time prior to April 1, 2001, PRIMEDIA may, at its option, redeem, in whole or in part, up to $125.0 million of the aggregate liquidation preference of the Preferred Stock at a price per share of $108.625, plus accrued and unpaid
                                 dividends to the redemption date, with the net proceeds of one or more Public Equity Offerings (as defined), PROVIDED such redemption occurs within 180 days of such Public Equity
                                 Offering. See "Description of Preferred Stock and 8 5/8%
                                 Subordinated Debentures--The Preferred Stock--Optional
                                 Redemption."

  Ranking....................  The Preferred Stock ranks PARI PASSU with the Series D
                               Preferred Stock, the Series F Preferred Stock and any Future
                                 Parity Securities (as defined) and senior to all Junior
                                 Securities (as defined). As of December 31, 1997, 2,000,000 shares of Series D Preferred Stock ($200,000,000 aggregate liquidation preference) were issued and outstanding and
                                 1,250,000 shares of Series E Preferred Stock

                                 ($125,000,000 aggregate liquidation preference) were issued and outstanding (all of which shares of Series E Preferred
                                 Stock subsequently were exchanged for shares of Series F
                                 Preferred Stock pursuant to the Series E Exchange Offer).
                                 The Company has agreed in the Certificate of Designations
                                 relating to the Preferred Stock not to issue any other
                                 preferred stock which by its terms is senior to the Series D
                                 Preferred Stock, Series F Preferred Stock and Preferred
                                 Stock. See "Description of Preferred Stock and 8 5/8%
                                 Subordinated Debentures--The Preferred Stock--Limitation on
                                 Issuance of Senior Preferred Stock" and "Description of
                                 Capital Stock of the Company."

  Exchange Feature...........  The Preferred Stock is exchangeable on any scheduled dividend payment date into 8 5/8% Subordinated Debentures, in whole but not in part, at the option of PRIMEDIA. See "Description of
                                 Preferred Stock and 8 5/8% Subordinated Debentures--The
                                 Preferred Stock-- Exchange."

  8 5/8% SUBORDINATED
    DEBENTURES

  Maturity Date..............  April 1, 2010.

  Interest Payment Dates.....  January 1, April 1, July 1 and October 1 of each year, commencing with the first of such dates to occur after the issuance of the 8 5/8% Subordinated Debentures.

  Optional Redemption........  On or after April 1, 2003, the 8 5/8% Subordinated Debentures are redeemable, in whole or in part, at the option of
                                 PRIMEDIA, at the redemption prices set forth herein, plus
                                 accrued and unpaid interest to the redemption date. See
                                 "Description of Preferred Stock and 8 5/8% Subordinated
                                 Debentures--The Subordinated Debentures-- Optional
                                 Redemption."

  Optional Redemption Upon
    Public Equity Offering...  At any time prior to April 1, 2001, PRIMEDIA may, at its option, redeem, in whole or in part, up to $125.0 million of the aggregate principal amount of the 8 5/8% Subordinated
                                 Debentures at 108.625% of their principal amount, plus
                                 accrued and unpaid interest to the redemption date with the net proceeds of one or more Public Equity Offerings,
                                 PROVIDED such redemption occurs within 180 days of such
                                 Public Equity Offering. See "Description of Preferred Stock
                                 and 8 5/8% Subordinated Debentures--The 8 5/8% Subordinated
                                 Debentures--Optional Redemption."

  Change of Control..........  In the event of a Change of Control (i) each holder of the
                               8 5/8% Subordinated Debentures will have the right to require
                                 PRIMEDIA to repurchase such holder's 8 5/8% Subordinated
                                 Debentures at a purchase price equal to 101% of the
                                 principal amount thereof plus accrued and unpaid interest to the repurchase date and (ii) PRIMEDIA will have the option to redeem the 8 5/8% Subordinated Debentures, in whole or in part, at the redemption prices set forth herein, plus
                                 accrued and unpaid interest to the redemption date. The
                                 redemption prices for optional redemptions in the event of a
                                 Change of Control will in all cases be equal to or

                                 greater than this repurchase price. Notwithstanding the
                                 foregoing, PRIMEDIA shall not be required to make any such repurchase unless PRIMEDIA shall have either repaid all
                                 outstanding Senior Indebtedness (as defined) or obtained the requisite consents, if any, under all agreements governing all such outstanding Senior Indebtedness to permit the
                                 repurchase of the 8 5/8% Subordinated Debentures. Because of the substantial indebtedness of the Company, there can be no assurance that PRIMEDIA will have sufficient funds to
                                 repurchase the 8 5/8% Subordinated Debentures in the event of a Change of Control. See "Description of Preferred Stock
                                 and 8 5/8% Subordinated Debentures--The 8 5/8% Subordinated
                                 Debentures--Change of Control."

  Ranking....................  The 8 5/8% Subordinated Debentures (i) will rank PARI PASSU with the Class D Subordinated Debentures and Class F
                                 Subordinated Debentures, (ii) will be subordinate to all
                                 existing and future Senior Indebtedness of PRIMEDIA and
                                 (iii) effectively will be subordinate to the creditors,
                                 including trade creditors, of PRIMEDIA's subsidiaries. As of
                                 December 31, 1997, the amount of pro forma senior
                                 indebtedness (including indebtedness and other current and non-current liabilities of PRIMEDIA and its subsidiaries), was approximately $1,908.7 million. None of such
                                 indebtedness is secured.

  Certain Covenants..........  The 8 5/8% Debenture Indenture contains certain covenants which, among other things, limit the ability of the Company
                                 (i) to engage in certain mergers, consolidations and sales of assets, (ii) to engage in certain transactions with
                                 Affiliates (as defined) and (iii) to pay dividends on or
                                 retire or repurchase capital stock.

                                USE OF PROCEEDS

    There will be no proceeds to PRIMEDIA from the Exchange Offers.

                                  RISK FACTORS

    Holders of the Old Notes and the Old Preferred Stock should take into account the specific considerations set forth under "Risk Factors" as well as the other information set forth in this Prospectus before tendering Old Notes and shares of Old Preferred Stock in exchange for New Notes and shares of New Preferred Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables present summary consolidated financial data derived from the Company's audited consolidated financial statements for the years ended December 31, 1997, 1996 and 1995. In addition, the following tables present summary consolidated financial data relating to the Company's unaudited pro forma consolidated operating results for the year ended December 31, 1997 and the Company's unaudited pro forma consolidated balance sheet at December 31, 1997.

    The summary unaudited pro forma consolidated operating data for the year ended December 31, 1997 give effect to the following transactions and events as if they had occurred on January 1, 1997: (i) the offering of the Series E Preferred Stock consummated on September 26, 1997 (the "Series E Offering") and the redemption of its Senior Preferred Stock with a portion of the proceeds therefrom (the "Senior Preferred Stock Redemption"), (ii) the offering of the Old Notes and the Old Preferred Stock (the "Offerings") and the redemption of the Series B Preferred Stock with a portion of the proceeds therefrom (the "Series B Preferred Stock Redemption") and (iii) the KKR Fund Investment. The adjustments to reflect the Series E Offering, the Senior Preferred Stock Redemption, the Offerings, the Series B Preferred Stock Redemption and the KKR Fund Investment are hereinafter referred to as the "Pro Forma Adjustments." The summary unaudited pro forma consolidated balance sheet data at December 31, 1997 gives effect to the Offerings, the Series B Preferred Stock Redemption and the KKR Fund Investment as if they had occurred on December 31, 1997.

    The summary unaudited pro forma consolidated financial data does not purport to represent what the Company's consolidated results of operations or financial condition would actually have been if the transactions that give rise to the Pro Forma Adjustments had in fact occurred on the dates assumed in making such adjustments and do not purport to project the consolidated results of operations or financial condition of the Company for any future date or period. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's historical consolidated financial statements and the notes thereto and the unaudited pro forma consolidated financial data and the notes thereto included elsewhere in this Prospectus.

                                 PRIMEDIA INC.
                                AND SUBSIDIARIES

                                                                         YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------
                                                               1997          1997         1996         1995
                                                           PRO FORMA(1)     ACTUAL       ACTUAL       ACTUAL
                                                           -------------  -----------  -----------  -----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

OPERATING DATA:
Sales, net...............................................   $ 1,487,595   $ 1,487,595  $ 1,374,449  $ 1,046,329
Depreciation and amortization............................       184,165       184,165      190,702      192,276
Other charges(2).........................................       138,640       138,640           --       50,114
Operating income (loss)..................................       (20,793)      (20,793)      85,901      (26,275)
Interest expense.........................................       118,767       136,625      124,601      105,837
Income tax benefit(3)....................................         1,685         1,685       53,300       59,600
Income (loss) before extraordinary charge................      (140,159)     (157,439)      17,597      (75,435)
Extraordinary charge--extinguishment of debt(4)..........            --       (15,401)      (9,553)          --
Net income (loss)........................................      (140,159)     (172,840)       8,044      (75,435)
Preferred stock dividends(5).............................        59,591        65,073       43,526       28,978
Loss applicable to common shareholders...................      (199,750)     (237,913)     (35,482)    (104,413)

Basic and diluted loss applicable to common shareholders
  per common share(6):
  Loss before extraordinary charge.......................   $     (1.37)  $     (1.72) $      (.20) $      (.92)
                                                           -------------  -----------  -----------  -----------
                                                           -------------  -----------  -----------  -----------
  Net loss...............................................   $     (1.37)  $     (1.84) $      (.27) $      (.92)
                                                           -------------  -----------  -----------  -----------
                                                           -------------  -----------  -----------  -----------
  Basic and diluted common shares outstanding(6).........   145,971,567   129,304,900  128,781,518  113,218,711
                                                           -------------  -----------  -----------  -----------
                                                           -------------  -----------  -----------  -----------
OTHER DATA:
EBITDA(7)................................................   $   302,012   $   302,012  $   276,603  $   216,115
Capital expenditures, net................................        31,108        31,108       28,790       23,414
Net cash provided by operating activities................       143,362       125,360      150,192       64,062
Net cash used in investing activities....................      (185,725)     (185,725)    (721,709)    (318,712)
Net cash provided by financing activities................        38,866        46,688      580,946      263,644
Deficiency of earnings to fixed charges(8)(9)............      (141,844)     (159,124)     (35,703)    (135,035)
Deficiency of earnings to fixed charges and preferred
  stock dividends(8)(9)..................................      (201,435)     (224,197)     (79,229)    (164,013)
Ratio of EBITDA to interest expense......................          2.5x          2.2x         2.2x         2.0x
Ratio of EBITDA to interest expense and dividends on
  preferred stock........................................          1.7x          1.5x         1.6x         1.6x
Leverage ratio(10).......................................          4.6x          5.4x         5.4x         4.9x

                                                                                          AT DECEMBER 31, 1997
                                                                                        -------------------------
                                                                                         PRO FORMA(1)    ACTUAL
                                                                                        --------------  ---------
                                                                                         (DOLLARS IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents.............................................................    $   22,978    $  22,978
Working capital deficiency(11)........................................................      (143,192)    (146,245)
Intangible assets, net................................................................     1,772,053    1,772,053
Total assets..........................................................................     2,491,765    2,485,990
Long-term debt(12)....................................................................     1,394,739    1,656,541
Exchangeable preferred stock..........................................................       554,374      470,280
Common stock subject to redemption....................................................         4,376        4,376
Total shareholders' equity (deficiency)...............................................        24,313     (162,223)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) The 1997 summary pro forma consolidated operating data reflects the reduction in interest expense, increase in amortization of deferred financing costs and adjustments to preferred stock dividends as a result of the Series E Offering, Senior Preferred Stock Redemption, the Offerings, Series B Preferred Stock Redemption and the KKR Fund Investment as well as the elimination of the extraordinary charge. The 1997 summary pro forma consolidated balance sheet data reflects the net reduction in long-term debt and accrued expenses and the net increases in exchangeable preferred stock and deferred financing costs associated with the Offerings, the Series B Preferred Stock Redemption and the KKR Fund Investment. Amounts repaid under the Credit Facilities may be reborrowed for general corporate purposes, including acquisitions. The increase in total shareholders' equity reflects the KKR Fund Investment offset by the difference between the carrying value and redemption value of the Series B Preferred Stock and the payment of a premium on the redemption of the Series B Preferred Stock.

(2) Represents net provision in 1997 and 1995 for loss on the sales of businesses and provision in 1995 for restructuring and other costs.

(3) At December 31, 1997, 1996 and 1995, management of the Company reviewed recent operating results for the years then ended and projected future operating results for the years through December 31, 2003. At December 31, 1997 the Company's management determined that no adjustment to net deferred income tax assets was required. For the year ended December 31, 1997, the Company recorded an income tax carryback claim of $1,685. At December 31, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $749,000 which will be available to reduce future taxable income. In addition to the NOLs, management estimates that approximately $864,000 of unamortized goodwill and other intangible assets will be available as deductions from any future taxable income. At December 31, 1996 and 1995, management had determined that a portion of the net deferred income tax assets would likely be realized. Accordingly, the Company recorded an income tax benefit of $53,300 in 1996 and $59,600 in 1995.

(4) Represents the write-off of unamortized deferred financing costs and premiums paid on the redemption of the 10 5/8% Senior Notes for the years ended December 31, 1997 and 1996.

(5) In 1997, the Company recorded a preferred stock dividend accrual in the amount of $9,517. Of the total dividend accrual recorded in 1997, the amounts that relate to prior periods were immaterial.

(6) Basic and diluted loss per common share, as well as the basic and diluted common shares outstanding, were computed as described in Note 17 of the notes to the consolidated financial statements included elsewhere in this Prospectus. The pro forma basic and diluted loss per common share as well as the pro forma basic and diluted common shares outstanding, were computed as described in Note 4 of the notes to the Unaudited Pro Forma Consolidated Financial Data for the year ended December 31, 1997 included elsewhere in the Prospectus. Previously reported loss per share amounts have been restated as required by the adoption of a new accounting pronouncement.

(7) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry. This measure may not be comparable to similarly titled measures used by other companies.

(8) The deficiency of earnings to fixed charges consists of income (loss) before income taxes and extraordinary charge plus fixed charges. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.

(9) Income (loss) before income taxes and extraordinary charge includes non-cash charges for depreciation and amortization of property and equipment, prepublication costs, intangible assets, excess of purchase price over net assets acquired and deferred financing costs, net provision for loss on the sales of businesses, restructuring and other costs and non-cash interest expense on an acquisition obligation, distribution advance and other current liability. Pro forma non-cash charges totaled $327,941 for the year ended December 31, 1997. Actual non-cash charges totaled $327,219, $192,895 and $241,536 for the years ended December 31, 1997, 1996 and 1995, respectively. On a pro forma basis and after eliminating such non-cash charges, earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends by $186,097 and $126,506 for the year ended December 31, 1997. Adjusted to eliminate non-cash charges, actual earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends by approximately $168,095 and $107,473, $157,192 and $130,248 and $106,501
    and $95,001 for the years ended December 31, 1997, 1996 and 1995, respectively.

(10) The leverage ratio on an actual and pro forma basis represents the ratio of consolidated debt (which includes total indebtedness, deferred purchase price liabilities, outstanding letters of credit, capitalized lease obligations and the principal amount outstanding under the acquisition obligation) to EBITDA, as defined in the Company's credit agreements, for the twelve months ended December 31, 1997, 1996 and 1995.

(11) Includes current maturities of long-term debt and assets held for sale as of December 31, 1997.

(12) Excludes current maturities of long-term debt.

                       GLOSSARY OF CERTAIN DEFINED TERMS

8 1/2% Senior Notes....................  The $300,000,000 principal amount of 8 1/2% Senior
                                         Notes due 2006 issued by PRIMEDIA.

8 5/8% Debenture Indenture.............  The Indenture governing the Old Subordinated
                                           Debentures and, upon exchange, the New
                                           Subordinated Debentures, if and when issued.

8 5/8% Subordinated Debentures.........  The collective reference to the Old Subordinated
                                           Debentures and the New Subordinated Debentures.

10 1/4% Senior Notes...................  The $100,000,000 principal amount of 10 1/4% Senior
                                         Notes due 2004 issued by PRIMEDIA.

Bank Credit Facilities.................  The $1.5 billion credit facilities with The Chase
                                           Manhattan Bank, The Bank of New York, Bankers
                                           Trust Company and The Bank of Nova Scotia, as
                                           agents.

Class D Debenture Indenture............  The Indenture governing the Class D Subordinated
                                           Debentures, if and when issued.

Class D Subordinated Debentures........  The 10% Subordinated Exchange Debentures due 2008,
                                           issuable upon exchange of the Series D Preferred
                                           Stock.

Class F Debenture Indenture............  The Indenture governing the Class F Subordinated
                                           Debentures, if and when issued.

Class F Subordinated Debentures........  The 9.20% Subordinated Exchange Debentures due
                                         2009, issuable upon exchange of the Series F
                                           Preferred Stock.

Common Stock...........................  The common stock, par value $.01 per share, of
                                           PRIMEDIA.

Credit Facilities......................  The collective reference to the Bank Credit
                                         Facilities and the New Credit Facility.

Debenture Exchange Offer...............  The offer by PRIMEDIA to holders of Old
                                         Subordinated Debentures to exchange the same for
                                           the New Subordinated Debentures.

New Credit Facility....................  The $150 million credit facility with The Chase
                                         Manhattan Bank, The Bank of New York, Bankers Trust
                                           Company and The Bank of Nova Scotia, as agents.

New Notes..............................  The $250,000,000 principal amount of 7 5/8% Senior
                                         Notes due 2008 being exchanged hereby for the Old
                                           Notes.

New Preferred Stock....................  The 2,500,000 shares of Series H Exchangeable
                                         Preferred Stock due 2010, par value $.01 per share,
                                           being exchanged hereby for the Old Preferred
                                           Stock.

New Subordinated Debentures............  The 8 5/8% Class H Subordinated Exchange Debentures
                                           due 2010 issuable upon exchange of the New
                                           Preferred Stock.

Note Indenture.........................  The Indenture, dated as of February 17, 1998, governing the Old Notes and, upon exchange, the New
                                           Notes, between PRIMEDIA and The Bank of New York,
                                           as trustee.

Note Exchange Offer....................  The offer by PRIMEDIA to holders of the Old Notes to exchange the same for New Notes.

Notes..................................  The collective reference to the Old Notes and the
                                         New Notes.

Old Notes..............................  The $250,000,000 principal amount of outstanding
                                         7 5/8% Senior Notes due 2008 issued by PRIMEDIA.

Old Preferred Stock....................  The 2,500,000 shares of outstanding $8.625 Series G
                                           Exchangeable Preferred Stock Redeemable 2009, par
                                           value $.01 per share, liquidation preference $100
                                           per share.

Old Subordinated Debentures............  The 8 5/8% Subordinated Exchange Debentures due
                                         2010, issuable upon exchange of the Old Preferred
                                           Stock.

Outstanding Note Indentures............  The collective reference to the indentures governing the Outstanding Notes.

Outstanding Notes......................  The collective reference to the 10 1/4% Senior
                                         Notes and the 8 1/2% Senior Notes.

Preferred Stock........................  The collective reference to the Old Preferred Stock and the New Preferred Stock.

Preferred Stock Exchange Offer.........  The offer by PRIMEDIA to holders of the Old
                                         Preferred Stock to exchange the same for the New
                                           Preferred Stock.

Securities.............................  The collective reference to the New Notes, the New
                                           Preferred Stock and the New Subordinated
                                           Debentures, if and when issued.

Senior Note Indentures.................  The collective reference to the indentures governing the Senior Notes.

Senior Notes...........................  The collective reference to the Outstanding Notes and the Notes.

Senior Preferred Stock.................  The 4,000,000 Shares of $2.875 Senior Exchangeable
                                           Preferred Stock, par value $.01 per share,
                                           liquidation preference $25.00 per share which
                                           were redeemed with the net proceeds of the Series
                                           E Offering.

Series B Preferred Stock...............  The 1,576,036 Shares of $11.625 Series B
                                         Exchangeable Preferred Stock Redeemable 2005, par
                                           value $.01 per share, liquidation preference
                                           $100.00 per share, plus dividends which are paid
                                           in kind from time to time thereon, which were
                                           redeemed with a portion of the net proceeds of
                                           the Offerings.

Series D Preferred Stock...............  The 2,000,000 Shares of $10.000 Series D
                                         Exchangeable Preferred Stock Redeemable 2008, par
                                           value $.01 per share, liquidation preference
                                           $100.00 per share.

Series F Preferred Stock...............  The 1,250,000 Shares of $9.20 Series F Exchangeable
                                           Preferred Stock Redeemable 2009, par value $.01
                                           per share, liquidation preference $100.00 per
                                           share.

Subordinated Debenture Indentures......  The collective reference to the Class D Debenture
                                           Indenture, the Class F Debenture Indenture and
                                           the 8 5/8% Debenture Indenture.

Subordinated Debentures................  The collective reference to the Class D
                                         Subordinated Debentures, the Class F Subordinated
                                           Debentures and the 8 5/8% Subordinated
                                           Debentures.

                                  RISK FACTORS

    HOLDERS OF OLD NOTES AND OLD PREFERRED STOCK SHOULD TAKE INTO ACCOUNT THE CONSIDERATIONS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE TENDERING THEIR OLD NOTES AND SHARES OF OLD PREFERRED STOCK IN EXCHANGE FOR NEW NOTES AND SHARES OF NEW PREFERRED STOCK OFFERED HEREBY. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE OLD NOTES AND OLD PREFERRED STOCK AS WELL AS THE NEW NOTES AND NEW PREFERRED STOCK. CERTAIN INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS UNDER THIS SECTION AND UNDER THE CAPTIONS "SUMMARY--GROWTH STRATEGY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" AND ELSEWHERE INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THAT ACT. THERE ARE SEVERAL IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS CONTAINED IN SUCH DISCUSSIONS. ADDITIONAL INFORMATION ON THE RISK FACTORS WHICH COULD AFFECT THE COMPANY'S FINANCIAL RESULTS IS INCLUDED IN THIS PROSPECTUS AND IN OTHER DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

SUBSTANTIAL INDEBTEDNESS

    The Company has substantial indebtedness and intends to incur additional indebtedness under the Credit Facilities to finance acquisitions. At December 31, 1997, the Company had a ratio of consolidated debt to total equity (including all preferred stock and Common Stock subject to redemption) of 5.3 to
1. At December 31, 1997, on a pro forma basis after giving effect to the Offerings, the KKR Fund Investment and the application of the net proceeds therefrom, the Company would have had a ratio of consolidated debt to total equity (including all preferred stock and Common Stock subject to redemption) of
2.4 to 1. See "Capitalization" and "Unaudited Pro Forma Consolidated Financial Data." The indebtedness of the Company requires a substantial portion of the Company's cash flow to be dedicated to the payment of principal and interest on indebtedness, thereby reducing funds available for capital expenditures and future business opportunities. For the fiscal year ended December 31, 1997, there were no scheduled maturities on outstanding indebtedness and the Company made cash interest payments of $142.4 million.

    At December 31, 1997, borrowings under the Credit Facilities, on a pro forma basis after giving effect to the Offerings, the KKR Fund Investment and the application of the net proceeds therefrom, were approximately $707.7 million. Such borrowings bear interest at floating rates based on the federal funds rate, the prime lending rate or LIBOR. Increases in interest rates on indebtedness under the Credit Facilities would increase the Company's interest payment obligations and could have an adverse effect on the Company. The weighted average interest rate on the Credit Facilities was 7.11% for the year ended December 31, 1997. As of December 31, 1997, the weighted average interest rate on the Credit Facilities was 7.05%.

RESTRICTIVE COVENANTS

    The agreements governing the Company's indebtedness impose certain operating and financial restrictions on the Company. Such restrictions prohibit or limit, among other things, the ability of the Company to change the nature of its business, incur additional indebtedness, create liens on its assets, sell assets, engage in mergers, consolidations or transactions with its affiliates, make investments in or loans to certain subsidiaries or make guarantees or certain restricted payments. The Company is restricted from declaring or making dividend payments on its common or preferred stock. Under the Company's most restrictive debt covenants, the Company must maintain a minimum interest coverage ratio of 1.8 to 1 and maintain a minimum fixed charge coverage ratio of
1.05 to 1. For the fiscal year ended December 31, 1997, the Company's interest coverage ratio and fixed charge coverage ratio was 2.24 and 1.45, respectively. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future acquisitions or financings or otherwise restrict corporate activities. Failure to comply with the terms of such restrictions could result in the acceleration of the indebtedness governed by such agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEFICIENCIES OF EARNINGS TO COVER FIXED CHARGES AND FIXED CHARGES PLUS PREFERRED
  STOCK DIVIDENDS

    The Company's earnings are inadequate to cover fixed charges and fixed charges plus preferred stock dividends on a pro forma basis by $141.8 million and $201.4 million, respectively, for the year ended December 31, 1997. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities on long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest. Such earnings have been reduced by pro forma non-cash charges (including depreciation, amortization, provision for loss on the sales of businesses and non-cash interest expense) of approximately $327.9 million for the year ended December 31, 1997. Adjusted to eliminate these pro forma non-cash charges, earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends, on a pro forma basis, by approximately $186.1 million and $126.5 million, respectively, for the year ended December 31, 1997. Based on historical evidence of the Company's earnings exceeding fixed charges and fixed charges plus cash preferred dividends after eliminating non-cash charges, the Company believes it will continue to generate sufficient cash flow to service its interest and dividend payments. Additionally, the Company has historically had and continues to have access to capital markets to refinance and extend maturities on its debt and preferred stock. However, there can be no assurance that the Company will have access to capital markets when such debt and preferred stock mature. Based on current outstanding borrowings under the Credit Facilities and outstanding indebtedness under the Senior Notes, there will be no required payments until the year 2000. At that time, the first principal payment is scheduled at $100 million and principal payments will not exceed $300 million until the year 2006.

ACCELERATION OF CREDIT FACILITIES AND SENIOR NOTES

    In the event that the Company is unable to generate cash flow sufficient to meet required payments or does not make required payments of principal and interest on its indebtedness under the Credit Facilities or is otherwise in default with respect to the covenants thereunder or under the Senior Note Indentures or the Subordinated Debenture Indentures, if entered into, the holders of indebtedness under the Credit Facilities could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest and to terminate their commitments under the Credit Facilities. Neither the Credit Facilities nor the Senior Notes are secured by the pledge of assets, subsidiary securities or any other security. The final stated maturity of indebtedness under the Credit Facilities and the Senior Notes, and Class D Subordinated Debentures, if issued, and Class F Subordinated Debentures, if issued, is earlier than the final stated maturity of the Preferred Stock. Any default under the documents governing the indebtedness of the Company could have a significant adverse effect on the market value of the Preferred Stock.

LOSSES AFTER AMORTIZATION OF INTANGIBLES AND EXCESS PURCHASE PRICE

    The Company had a loss applicable to common shareholders for the years ended December 31, 1997, 1996 and 1995 of $237.9 million, $35.5 million and $104.4 million, respectively. Included in the loss for such periods are the amortization of intangible assets and excess of purchase price over net assets acquired and other in the aggregate amounts of $146.8 million, $152.5 million and $166.5 million for 1997, 1996 and 1995, respectively.

    There can be no assurance that the Company will have net income applicable to common shareholders in the future.

FRAUDULENT CONVEYANCE CONSIDERATIONS

    As of December 31, 1997, all of the assets of the Company were held by PRIMEDIA's subsidiaries and for the year ended December 31, 1997, all of the Company's operating revenues were derived from operations of PRIMEDIA's subsidiaries. Therefore, PRIMEDIA's ability to make payments when due to holders of the Notes is dependent upon the receipt of sufficient funds from its subsidiaries. PRIMEDIA's obligations under the Notes are fully and unconditionally guaranteed on a joint and several basis by its domestic Restricted Subsidiaries other than its Partially Owned Restricted Subsidiaries.

    If a Guarantee (as defined) is set aside or "avoided" under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, an event of default with respect to debt under the Credit Facilities would occur, which could result in acceleration of such debt. In addition, holders of the Notes would cease to have any claim in respect of a Guarantor (as defined) and would be creditors solely of PRIMEDIA and any Guarantor whose Guarantee was not avoided or held unenforceable. In such event, a court might require that any prior payments in respect of such debt (or an equivalent amount) be returned to or for the benefit of existing or future creditors of such Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided portions of any of the Guarantees.

    Under applicable federal bankruptcy law or comparable provisions of state fraudulent transfer law, a Guarantee could be avoided or claims in respect of any such Guarantee could be subordinated to all other debts of the relevant Guarantor if such Guarantor at the time it incurred obligations (whether at the time such Guarantee was entered into or at the time guaranteed indebtedness is incurred) under such Guarantee (a)(i) was or is insolvent or rendered insolvent by reason of such incurrence or (ii) was or is engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (iii) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (b) any such Guarantor received or receives less than reasonably equivalent value or fair consideration in connection with the making of such Guarantee.

    The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value if its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature.

    The Company believes that none of the Guarantors will be, at the time the Guarantees are given, insolvent under the forgoing standards, that none of the Guarantors is engaged in a business or transaction for which its remaining assets constituted unreasonably small capital and that none of the Guarantors intended or intends or will intend to incur debts beyond its ability to pay such debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with the Company.

SUBORDINATION OF PREFERRED STOCK AND 8 5/8% SUBORDINATED DEBENTURES; HOLDING
  COMPANY STRUCTURE

    The Preferred Stock is junior in right of payment to all existing and future liabilities and obligations (whether or not for borrowed money) of PRIMEDIA (other than Common Stock, Series D Preferred Stock, Series F Preferred Stock and any preferred stock of PRIMEDIA which by its terms is on parity with or junior to the Preferred Stock).

    The 8 5/8% Subordinated Debentures will rank PARI PASSU with the Class D Subordinated Debentures and Class F Subordinated Debentures, if any, but will be subordinated to all existing and future senior indebtedness of the Company, including the Senior Notes and the obligations of the Company under the Credit Facilities. The 8 5/8% Subordinated Debentures will not be guaranteed by any subsidiary of the

Company. In addition, the 8 5/8% Subordinated Debentures will be unsecured obligations of PRIMEDIA. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of PRIMEDIA will be available to pay obligations on the 8 5/8% Subordinated Debentures only after all Senior Notes, obligations under the Credit Facilities and other senior indebtedness of PRIMEDIA have been paid in full. The 8 5/8% Debenture Indenture will not prohibit the incurrence by PRIMEDIA of additional indebtedness that is senior to or PARI PASSU with the 8 5/8% Subordinated Debentures.

    The operations of PRIMEDIA are and will be conducted through its subsidiaries, and, therefore, PRIMEDIA is dependent on the cash flow of its subsidiaries to meet its obligations. Because the assets of PRIMEDIA are and will be held by operating subsidiaries, the claims of holders of the Preferred Stock and the 8 5/8% Subordinated Debentures (which are not guaranteed by the operating subsidiaries) will be structurally subordinate to all existing and future liabilities and obligations (whether or not for borrowed money), including guarantees of indebtedness under the Credit Facilities and Senior Note Indentures and trade payables and advances of such subsidiaries. The amount of pro forma senior indebtedness (including indebtedness and other current and non-current liabilities of PRIMEDIA's subsidiaries) as of December 31, 1997 would have been approximately $1,908.7 million. None of such indebtedness is secured.

    The Notes will not be guaranteed by Partially Owned Restricted Subsidiaries and will be structurally subordinated to all liabilities and obligations (whether or not for borrowed money), including trade payables and advances of such Partially Owned Restricted Subsidiaries. Currently, the Company does not have any Partially Owned Restricted Subsidiaries.

CONTROL BY KKR

    Approximately 78% of the shares of Common Stock (on a fully diluted basis after giving effect to the KKR Fund Investment) is held by certain investment partnerships, of which KKR Associates, a New York limited partnership and an affiliate of KKR, is the general partner (the "Common Stock Partnerships"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners, four of whom are also directors of PRIMEDIA, control the Company and have the power to elect all of its directors and approve any action requiring stockholder approval, including adopting amendments to PRIMEDIA's Certificate of Incorporation and approving mergers or sales of all or substantially all of the Company's assets.

EFFECT OF INCREASES IN PAPER AND POSTAGE COSTS

    The price of paper is a significant expense of the Company relating to its print products and direct mail solicitations and began to rise around mid-year 1994 and continued to rise more dramatically in 1995 and early 1996. In mid-1996 paper prices began to fall. In particular, the Company's average purchase price for paper decreased approximately 19.8% in 1997 over 1996. Paper price increases may have an adverse effect on the Company's future results but the Company has in the past been able to implement measures to offset such increases. Postage for product distribution and direct mail solicitations is also a significant expense of the Company. The Company uses the U.S. Postal Service for distribution of many of its products and marketing materials. Postage costs increase periodically and can be expected to increase in the future. No assurances can be given that the Company can pass such cost increases through to its customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Inflation."

LACK OF PUBLIC MARKET

    The Notes and the Preferred Stock constitute new issues of securities with no established trading market. In addition, because the Exchange Offers are not conditioned upon any minimum number of Old Notes and shares of Old Preferred Stock being tendered for exchange, the number of New Notes and shares of New Preferred Stock issued could be quite small, which could have an adverse effect on the liquidity of the New Notes and the New Preferred Stock. Also, to the extent that Old Notes and shares of Old Preferred Stock are tendered and accepted in the Exchange Offers, a holder's ability to sell untendered Old Notes and shares of Old Preferred Stock could be adversely affected. Therefore, no assurance can be given as to the liquidity of the trading market for the Notes and the Preferred Stock.

CONSEQUENCES OF FAILURE TO TENDER

    The Old Notes and shares of Old Preferred Stock which are not exchanged for New Notes and shares of New Preferred Stock pursuant to the Exchange Offers will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Old Notes and shares of Old Preferred Stock may be resold under limited circumstances, as discussed in "The Exchange Offers--Consequences of Failure to Tender." The liquidity of the Old Notes and Old Preferred Stock could be adversely affected by the Exchange Offers. Following consummation of the Exchange Offers, holders of the Old Notes and Old Preferred Stock will have no further registration rights under the Registration Rights Agreement.

RISKS RELATING TO A CHANGE OF CONTROL

    The agreements governing the Company's indebtedness, including the Note Indenture and the 8 5/8% Debenture Indenture, contain change of control provisions which, under certain circumstances, may require the Company to repurchase such indebtedness upon a change of control. Because of the substantial indebtedness of the Company, there can be no assurance that the Company would have sufficient financial resources available to repurchase all of such indebtedness in the event of a change in control.

                                USE OF PROCEEDS

    There will be no cash proceeds to the Company from the Exchange Offers. The net proceeds to the Company from the Offerings were approximately $488 million (after deducting Initial Purchasers' discounts and commissions but before deducting other expenses of the Offerings).

    The Company used approximately $169.2 million of the net proceeds from the Offerings to redeem all of the outstanding Series B Preferred Stock, having an aggregate liquidation preference of $157.6 million (including dividends paid in kind from time to time thereon), at a redemption price of $105.80 per share, plus accrued and unpaid dividends to the redemption date. The Company used the remainder of the net proceeds from the Offerings and the net proceeds from the KKR Fund Investment to repay borrowings outstanding under its Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions. Such borrowings under the Credit Facilities were incurred for general corporate purposes, mature on various dates beginning 1999 through 2004 and bore interest at a weighted average floating rate of 7.05% as of December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth, at December 31, 1997 (i) the actual cash and cash equivalents and the consolidated capitalization of the Company, and (ii) the pro forma cash and cash equivalents and the consolidated capitalization of the Company as adjusted to give effect to the Offerings, the KKR Fund Investment and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The information below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                           AT DECEMBER 31, 1997
                                                                                        --------------------------
                                                                                           ACTUAL      PRO FORMA
                                                                                        ------------  ------------

                                                                                          (DOLLARS IN THOUSANDS)
Cash and cash equivalents.............................................................  $     22,978  $     22,978
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Long-term debt:
  Borrowings under Credit Facilities..................................................  $  1,218,101  $    707,737
  10 1/4% Senior Notes due 2004.......................................................       100,000       100,000
  8 1/2% Senior Notes due 2006, net...................................................       298,902       298,902
  7 5/8% Senior Notes due 2008/New Notes, net(1)......................................            --       248,562
  Acquisition Obligation Payable(2)...................................................        53,871        53,871
                                                                                        ------------  ------------
    Total indebtedness................................................................     1,670,874     1,409,072
      Less current maturities.........................................................       (14,333)      (14,333)
                                                                                        ------------  ------------
    Total long-term debt..............................................................     1,656,541     1,394,739
$11.625 Series B Exchangeable Preferred Stock.........................................       155,281            --
$10.00 Series D Exchangeable Preferred Stock..........................................       194,495       194,495
$9.20 Series E Exchangeable Preferred Stock...........................................       120,504       120,504
$8.625 Series G Exchangeable Preferred Stock/New Preferred Stock (3)..................            --       239,375
Common stock subject to redemption(4).................................................         4,376         4,376
Shareholders' equity (deficiency):
  Common stock and additional paid-in capital(5)......................................       781,489       977,166
  Accumulated deficit(6)..............................................................      (929,011)     (938,152)
  Cumulative foreign currency translation adjustments.................................        (1,543)       (1,543)
  Common stock in treasury, at cost...................................................       (13,158)      (13,158)
                                                                                        ------------  ------------
      Total shareholders' equity (deficiency).........................................      (162,223)       24,313
                                                                                        ------------  ------------
Total capitalization..................................................................  $  1,968,974  $  1,977,802
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) Reflects reduction for de minimis original issue discount.

(2) Represents the present value at December 31, 1997 of the principal and interest obligations under notes payable issued in connection with the acquisition of certain specialty consumer magazines and the DAILY RACING FORM.

(3) Represents net proceeds to the Company after deduction of issuance costs and de minimis issuance discount.

(4) Represents Common Stock that employees have the right to resell to the Company under certain circumstances including termination of employment in connection with the sale of the business for which they work, death, disability or retirement after age 65. The resale feature expires five years after the effective purchase date of the Common Stock. Since inception of the Company, none of the employees has exercised such resale feature and the likelihood of significant resales is considered by management to be remote.

(5) Does not include 11,562,930 shares of Common Stock issuable upon exercise of stock options, 8,953,280 of which were then exercisable as of December 31, 1997.

(6) The accumulated deficit includes non-cash expenses related to the accumulated amortization of intangible assets, the excess of the purchase price over the net assets acquired and other, deferred financing costs, the write-offs of the unamortized balance of deferred financing costs associated with all previous financings, net provision for loss on sales of businesses and restructuring and other costs in the aggregate amount of approximately $1,219,300 at December 31, 1997 net of a non-cash income tax benefits aggregating $155,000 through December 31, 1997.

                         SELECTED FINANCIAL INFORMATION

    The selected consolidated financial information is derived from the historical consolidated financial statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                 YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------------------
                                                                      1997          1996          1995          1994
                                                                  ------------  ------------  ------------  ------------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Sales, net......................................................  $  1,487,595  $  1,374,449  $  1,046,329  $    964,648
Depreciation and amortization...................................       184,165       190,702       192,276       136,866
Other charges(1)................................................       138,640            --        50,114        15,025
Operating income (loss)(2)......................................       (20,793)       85,901       (26,275)       10,203
Interest expense................................................       136,625       124,601       105,837        78,351
Income tax benefit(3)...........................................         1,685        53,300        59,600        42,100
Income (loss) before extraordinary charge.......................      (157,439)       17,597       (75,435)      (29,529)
Extraordinary charge-extinguishment of debt(4)..................       (15,401)       (9,553)           --       (11,874)
Net income (loss)(2)............................................      (172,840)        8,044       (75,435)      (41,403)
Preferred stock dividends(5)....................................        65,073        43,526        28,978        25,959
Loss applicable to common shareholders..........................      (237,913)      (35,482)     (104,413)      (67,362)
Basic and diluted loss applicable to common shareholders per common share(2)(6):
  Loss before extraordinary charge..............................  $      (1.72) $       (.20) $       (.92) $       (.55)
                                                                  ------------  ------------  ------------  ------------
                                                                  ------------  ------------  ------------  ------------
  Net loss......................................................  $      (1.84) $       (.27) $       (.92) $       (.67)
                                                                  ------------  ------------  ------------  ------------
                                                                  ------------  ------------  ------------  ------------
  Basic and diluted common shares outstanding...................   129,304,900   128,781,518   113,218,711   101,171,427
                                                                  ------------  ------------  ------------  ------------
                                                                  ------------  ------------  ------------  ------------
OTHER DATA:
EBITDA(7).......................................................  $    302,012  $    276,603  $    216,115  $    162,094
Capital expenditures, net.......................................        31,108        28,790        23,414        14,184
Net cash provided by operating activities.......................       125,360       150,192        64,062        64,890
Net cash used in investing activities...........................      (185,725)     (721,709)     (318,712)     (442,126)
Net cash provided by financing activities.......................        46,688       580,946       263,644       383,924
Deficiency of earnings to fixed charges(8)(9)...................      (159,124)      (35,703)     (135,035)      (71,629)
Deficiency of earnings to fixed charges and preferred stock
  dividends(8)(9)...............................................      (224,197)      (79,229)     (164,013)      (97,588)


                                                                     1993
                                                                  -----------

OPERATING DATA:
Sales, net......................................................  $   844,748
Depreciation and amortization...................................      143,267
Other charges(1)................................................        2,644
Operating income (loss)(2)......................................       (7,669)
Interest expense................................................       74,336
Income tax benefit(3)...........................................           --
Income (loss) before extraordinary charge.......................      (86,496)
Extraordinary charge-extinguishment of debt(4)..................           --
Net income (loss)(2)............................................      (86,496)
Preferred stock dividends(5)....................................       22,290
Loss applicable to common shareholders..........................     (108,786)
Basic and diluted loss applicable to common shareholders per common share(2)(6):
  Loss before extraordinary charge..............................  $     (1.22)
                                                                  -----------
                                                                  -----------
  Net loss......................................................  $     (1.22)
                                                                  -----------
                                                                  -----------
  Basic and diluted common shares outstanding...................   89,295,531
                                                                  -----------
                                                                  -----------
OTHER DATA:
EBITDA(7).......................................................  $   138,242
Capital expenditures, net.......................................       11,485
Net cash provided by operating activities.......................       27,072
Net cash used in investing activities...........................      (95,669)
Net cash provided by financing activities.......................       63,579
Deficiency of earnings to fixed charges(8)(9)...................      (86,496)
Deficiency of earnings to fixed charges and preferred stock
  dividends(8)(9)...............................................     (108,786)

                                                                                       AT DECEMBER 31,
                                                                      --------------------------------------------------
                                                                         1997         1996         1995         1994
                                                                      -----------  -----------  -----------  -----------
                                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $    22,978  $    36,655  $    27,226  $    18,232
Working capital (deficiency)(10)....................................     (146,245)     (44,705)     (56,560)       1,338
Intangible assets, gross............................................    2,508,650    2,649,805    1,996,564    1,656,590
    Less accumulated amortization...................................      736,597      896,824      762,393      602,542
                                                                      -----------  -----------  -----------  -----------
Intangible assets, net..............................................    1,772,053    1,752,981    1,234,171    1,054,048
Total assets........................................................    2,485,990    2,552,215    1,881,416    1,589,692
Long-term debt(11)..................................................    1,656,541    1,565,686    1,134,916    1,034,689
Exchangeable preferred stock........................................      470,280      442,729      231,606      216,229
Common stock subject to redemption..................................        4,376        5,957       28,022       16,552
Shareholders' equity (deficiency):
    Common stock....................................................        1,298        1,283        1,259        1,053
    Additional paid-in capital......................................      780,191      772,642      748,194      572,940
    Accumulated deficit.............................................     (929,011)    (691,098)    (655,616)    (551,203)
    Cumulative foreign currency translation adjustments.............       (1,543)      (1,270)      (1,275)      (1,324)
    Common stock in treasury, at cost...............................      (13,158)          --           --           --
                                                                      -----------  -----------  -----------  -----------
Total shareholders' equity (deficiency).............................  $  (162,223) $    81,557  $    92,562  $    21,466
                                                                      -----------  -----------  -----------  -----------
                                                                      -----------  -----------  -----------  -----------


                                                                         1993
                                                                      -----------

BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $    11,544
Working capital (deficiency)(10)....................................        3,605
Intangible assets, gross............................................    1,343,482
    Less accumulated amortization...................................      504,538
                                                                      -----------
Intangible assets, net..............................................      838,944
Total assets........................................................    1,166,502
Long-term debt(11)..................................................      661,297
Exchangeable preferred stock........................................      202,453
Common stock subject to redemption..................................       25,287
Shareholders' equity (deficiency):
    Common stock....................................................          947
    Additional paid-in capital......................................      488,541
    Accumulated deficit.............................................     (483,841)
    Cumulative foreign currency translation adjustments.............       (1,220)
    Common stock in treasury, at cost...............................           --
                                                                      -----------
Total shareholders' equity (deficiency).............................  $     4,427
                                                                      -----------
                                                                      -----------

                                               (FOOTNOTES ON THE FOLLOWING PAGE)

(1) Represents net provision for loss on the sales of businesses in 1997, 1995 and 1994, provision for restructuring and other costs in 1995 and provision for write-down of real estate no longer utilized in 1993.

(2) Adoption of a change in method of accounting for direct-response advertising costs effective July 1, 1994, resulted in an increase in operating income (decrease in operating loss), an equal decrease in net loss (increase in net income) and a decrease in basic and diluted loss per common share of approximately $3,128 ($.02 per share), $2,000 ($.02 per share), $11,800
    ($.10 per share) and $9,800 ($.10 per share) for the years ended December 31, 1997, 1996, 1995 and 1994, respectively.

(3) At December 31, 1997, 1996, 1995 and 1994, management of the Company reviewed recent operating results for the years then ended and projected future operating results for the years through December 31, 2003. At December 31, 1997, the Company's management determined that no adjustment to net deferred income tax assets was required. In prior years, management determined that a portion of the net deferred income tax assets at December 31, 1996, 1995 and 1994 would likely be realized. Accordingly, the Company recorded an income tax benefit of $53,300 in 1996, $59,600 in 1995 and $42,100 in 1994. For the year ended December 31, 1997, the Company recorded an income tax carryback claim of $1,685. At December 31, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $749,000 which will be available to reduce future taxable income. In addition to the NOLs, management estimates that approximately $864,000 of unamortized goodwill and other intangible assets will be available as deductions from any future taxable income.

(4) Represents the write-off of unamortized deferred financing costs. For the years ended December 31, 1997 and 1996, amount also includes the premiums paid on the redemptions of the 10 5/8% Senior Notes.

(5) In 1997, the Company recorded a preferred stock dividend accrual in the amount of $9,517. Of the total dividend accrual recorded in 1997, the amounts that relate to prior periods were not material.

(6) Basic and diluted loss per common share, as well as the basic and diluted common shares outstanding, were computed as described in Note 17 of the notes to the audited consolidated financial statements included elsewhere in this Prospectus. Previously reported loss per share amounts have been restated as required by the adoption of a new accounting pronouncement.

(7) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry. This measure may not be comparable to similarly titled measures used by other companies.

(8) The deficiency of earnings to fixed charges consists of loss before income taxes and extraordinary charge plus fixed charges. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.

(9) Income (loss) before income taxes and extraordinary charge includes non-cash charges for depreciation and amortization of property and equipment, prepublication costs, intangible assets, excess of purchase price over net assets acquired and deferred financing costs, provision for write-down of real estate no longer utilized, net provision for loss on the sales of businesses, restructuring and other costs and non-cash interest expense on an acquisition obligation, distribution advance and other current liability. These non-cash charges totaled $327,219, $192,895, $241,536, $160,778 and
    $157,964 for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. Adjusted to eliminate such non-cash charges, earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends by approximately $168,095 and $107,473 for 1997, $157,192 and $130,248 for 1996, $106,501 and $95,001 for 1995, $89,149 and $77,649 for
    1994 and $71,468 and $59,968 for 1993.

(10) Includes current maturities of long-term debt and asset held for sale.

(11) Excludes current maturities of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS).

INTRODUCTION

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's historical consolidated financial statements and notes thereto included herein. The Company organizes its businesses into three segments: specialty magazines, education and information. The specialty magazines segment has in prior periods been referred to as the specialty media segment, but the Company believes the new name is more reflective of the focus of the segment.

    Management believes a meaningful comparison of the results of operations for 1997, 1996 and 1995 is obtained by using segment information. This year, the Company begins presenting results from continuing businesses ("Continuing Businesses") which exclude the results of the non-core businesses ("Non-Core Businesses"), which are either sold businesses or businesses held for sale. The Non-Core Businesses include Krames Communications Incorporated ("Krames"), The Katharine Gibbs Schools, Inc. ("Katharine Gibbs"), NEW WOMAN, Intertec Mailing Services, Newbridge Communications, Inc. (excluding Films for the Humanities and Sciences), and STAGEBILL which have been divested and THE DAILY RACING FORM which is being held for sale. Management believes that this presentation is the most useful way to analyze the historical trends of its businesses.

SELECTED FINANCIAL DATA

    PRIMEDIA is a targeted information company, focused on highly specialized niches of the specialty magazine, education and information markets.

    SPECIALTY MAGAZINES (57.9% of sales from Continuing Businesses, 67.0% of operating income from Continuing Businesses before corporate overhead and 50.5% of EBITDA from Continuing Businesses before corporate overhead): Includes 67 specialty consumer magazines such as SEVENTEEN, SOAP OPERA DIGEST, NEW YORK, CHICAGO, AMERICAN BABY and LOW RIDER plus 65 technical and trade magazines including TELEPHONY, FLEET OWNER and REGISTERED REPRESENTATIVE.

    This group focuses on reaching enthusiasts, or those interested in the key topics (hobbies, lifestyles, industry, etc.) that its customers demand, while providing its advertisers with the most efficient mechanism for reaching the targeted audience through print, Internet and other allied products.

    EDUCATION (18.6% of sales from Continuing Businesses, 5.2% of operating income from Continuing Businesses before corporate overhead and 22.9% of EBITDA from Continuing Businesses before corporate overhead): Includes classroom learning products such as CHANNEL ONE NEWS, WEEKLY READER and Films for the Humanities and Sciences, plus PRIMEDIA Workplace Learning (formerly Westcott Communications, Inc.).

    The classroom learning group targets grades Kindergarten through 12 with highly targeted supplemental periodical, video and network products to help teach students. The workplace learning group is the leading provider of high quality workplace learning programs in such fields as healthcare, automotive, banking and insurance.

    INFORMATION (23.5% of sales from Continuing Businesses, 27.8% of operating income from Continuing Businesses before corporate overhead and 26.6% of EBITDA from Continuing Businesses before corporate overhead): Includes over 70 consumer guides such as APARTMENT GUIDES, MICROTIMES and new homes guides; specialized reference products such as THE WORLD ALMANAC and FACTS ON FILE NEWS SERVICES; and nearly 100 specialized directories and databases.

    The information segment produces consumer and business information products in a variety of formats for decision makers in business, professional and special interest consumer markets. The information is compiled and sold as reference works, CD-ROMs, almanacs and directories.

    In 1997, PRIMEDIA executed a focusing program to accelerate growth, divest Non-Core Businesses, and strengthen its balance sheet. Proceeds from the sales of the Non-Core Businesses, excluding THE DAILY RACING FORM which is expected to be sold in 1998, were $171,575 net of direct selling expenses. The Company incurred a provision for loss on sales of businesses in the 1997 third quarter of $138,640, primarily associated with the write-down of the net assets of THE DAILY RACING FORM.

    Additional selected financial data for the Company organized on the foregoing basis are presented below:

                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Sales, Net:
  Continuing Businesses:
      Specialty Magazines...............................................  $    718,134  $    635,392  $    409,308
      Education.........................................................       230,057       181,972       127,660
      Information.......................................................       292,053       249,936       202,240
                                                                          ------------  ------------  ------------
        Subtotal........................................................     1,240,244     1,067,300       739,208
  Non-Core Businesses...................................................       247,351       307,149       307,121
                                                                          ------------  ------------  ------------
        Total...........................................................  $  1,487,595  $  1,374,449  $  1,046,329
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Depreciation, Amortization and Other Charges(1):
  Continuing Businesses:
      Specialty Magazines...............................................  $     66,134  $     71,424  $     53,347
      Education.........................................................        64,326        51,706        77,320
      Information.......................................................        45,276        37,306        54,052
      Corporate.........................................................            99           779           703
                                                                          ------------  ------------  ------------
        Subtotal........................................................       175,835       161,215       185,422
  Non-Core Businesses...................................................       146,970        29,487        56,968
                                                                          ------------  ------------  ------------
        Total...........................................................  $    322,805  $    190,702  $    242,390
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Operating Income (Loss):
  Continuing Businesses:
      Specialty Magazines...............................................  $     91,295  $     64,971  $     36,504
      Education.........................................................         7,130         7,232       (32,126)
      Information.......................................................        37,823        36,668         4,513
      Corporate.........................................................       (25,644)      (22,276)      (17,737)
                                                                          ------------  ------------  ------------
        Subtotal........................................................       110,604        86,595        (8,846)
  Non-Core Businesses...................................................      (131,397)         (694)      (17,429)
                                                                          ------------  ------------  ------------
        Total...........................................................       (20,793)       85,901       (26,275)

                                                   (CONTINUED ON FOLLOWING PAGE)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Other Income (Expense):
  Interest expense......................................................      (136,625)     (124,601)     (105,837)
  Amortization of deferred financing and organizational costs...........        (3,071)       (3,662)       (3,135)
  Other, net............................................................         1,365         6,659           212
                                                                          ------------  ------------  ------------
Loss before income tax benefit and extraordinary charge.................      (159,124)      (35,703)     (135,035)
Income tax benefit......................................................         1,685        53,300        59,600
                                                                          ------------  ------------  ------------
Income (loss) before extraordinary charge...............................      (157,439)       17,597       (75,435)
Extraordinary charge--extinguishment of debt............................       (15,401)       (9,553)      --
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $   (172,840) $      8,044  $    (75,435)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

------------------------
(1) Other charges includes net provision for loss on the sales of businesses in 1997 and 1995 and provision for restructuring and other costs in 1995.

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

    Sales from Continuing Businesses increased 16.2% to $1,240,244 in 1997 from $1,067,300 in 1996 due to sales increases in all segments. Sales as reported, including the Non-Core Businesses, increased by 8.2% in 1997 over 1996.

    Operating income from Continuing Businesses increased 27.7% to $110,604 during 1997 from $86,595 during 1996. This increase is attributable to the sales increase as well as declines in paper costs which began declining in 1996.

    Interest expense increased by $12,024 or 9.7% in 1997 over 1996 reflecting increased borrowings associated with acquisitions.

    The loss before income tax benefit and extraordinary charge increased by $123,421 to $159,124 during 1997 compared to $35,703 during 1996. This increase is attributable to the provision for loss on the sales of businesses of $138,640 recorded during the third quarter of 1997.

    At December 31, 1997 and 1996, management of the Company reviewed recent operating results for the years then ended and projected future operating results for the years through 2003. The Company's management determined that no adjustment to net deferred income tax assets was required at December 31, 1997 and that an income tax benefit of $53,300 should be recognized at December 31, 1996. The Company reported a Federal income tax carryback claim of $1,685 in 1997.

    The extraordinary charge in 1997 reflects the aggregate premium paid of $9,537 on the redemption of the Company's 10 5/8% Senior Notes and an additional write-off of related deferred financing costs of $5,864. The extraordinary charge of $9,553 in 1996 resulted primarily from the write-off of deferred financing costs relating to the replacement of the Company's then existing credit facilities with new credit facilities.

SPECIALTY MAGAZINES

    Results from Continuing Businesses exclude NEW WOMAN, STAGEBILL and Intertec Mailing Services. Sales from Continuing Businesses increased 13.0% to $718,134 in 1997 from $635,392 in 1996 due largely to $24,388 of advertising and circulation growth at SEVENTEEN, which achieved record revenues in 1997, and at SOAP OPERA DIGEST, which became a weekly publication during 1997. Technical and trade magazines also showed strong growth, and revenue from Internet advertising, while still a small portion of the segment, grew significantly. Acquisitions such as LOW RIDER, MUSCLE MUSTANG, SURFING, REGISTERED REPRESENTATIVE and MIX, also contributed $51,544 to the sales growth.

    Operating income from Continuing Businesses increased 40.5% to $91,295 in 1997 from $64,971 in 1996 due to the sales increase as well as declines in paper costs which began declining in 1996.

EDUCATION

    Results from Continuing Businesses exclude Krames, Katharine Gibbs and Newbridge (excluding Films for the Humanities and Sciences). Sales from Continuing Businesses increased 26.4% to $230,057 from $181,972 in 1996. The increase is attributable to advertising growth at CHANNEL ONE, and the acquisitions of PRIMEDIA Workplace Learning, QWIZ, Cover Concepts and Pictorial which added $43,995 to sales growth.

    Operating income from Continuing Businesses decreased 1.4% to $7,130 in 1997 from $7,232 in 1996 due primarily to increased goodwill and other intangible amortization expense resulting from acquisitions.

INFORMATION

    Results from Continuing Businesses exclude THE DAILY RACING FORM. Sales from Continuing Businesses increased 16.9% to $292,053 from $249,936 in 1996. This increase is largely attributable to approximately a $32,000 increase at the apartment guides, including the start-up of new guides and acquisitions, and strong performance at BACON'S and the directory units.

    Operating income from Continuing Businesses increased 3.1% to $37,823 in 1997 from $36,668 in 1996, largely attributable to the strong sales increases at the apartment guides partially offset by an $8,000 increase in amortization expense resulting from acquisitions and increases in other operating expenses.

CORPORATE

    Corporate expenses increased 15.1% to $25,644 in 1997 from $22,276 in 1996, largely attributable to an increase in corporate headcount to accommodate the growth of the Company as well as a one-time executive death benefit.

NON-CORE BUSINESSES

    Sales from Non-Core Businesses declined 19.5% to $247,351 from $307,149 in 1996. Most of this decline resulted from the divestitures of Krames, Katharine Gibbs and NEW WOMAN during 1997, and lower revenue levels at Newbridge (excluding Films for the Humanities and Sciences) and THE DAILY RACING FORM. The operating loss from Non-Core Businesses increased to $131,397 in 1997 from $694 in 1996, attributable to the $138,640 provision for the loss on the sales of businesses.

1996 COMPARED TO 1995

    Sales from Continuing Businesses increased 44.4% to $1,067,300 in 1996 from $739,208 in 1995. Sales increased due to internal growth in all segments as well as the impact of acquisitions. Specifically, the acquisitions of Cahners Consumer Magazines ("Cahners"), PRIMEDIA Workplace Learning and the trade magazines of Argus Inc. ("Argus") added approximately $199,144 to sales growth. Sales as reported, including the Non-Core Businesses, increased by 31.4% in 1996 over 1995.

    Operating income (loss) from Continuing Businesses increased to $86,595 during 1996 from $(8,846) during 1995. This improvement was driven by increases in sales, the impact of acquisitions and the impact of several one-time, principally non-cash charges totaling $68,072 in the second quarter of 1995. This increase was achieved despite an increase in average purchase prices for paper in the first half of 1996.

    Interest expense increased by $18,764 or 17.7% in 1996 over 1995 primarily due to increased borrowings associated with acquisitions.

    The Company reported an income tax benefit of $53,300 in 1996 compared to $59,600 in 1995 associated with the partial recognition of NOLs and other deferred income tax assets. At the end of each year, the Company reviewed its recent operating results and projected future operating results and determined that there should be sufficient future taxable income so that a portion of the net deferred income tax assets would likely be realized. Such future taxable income is determined principally from management's projection of future operating results in conjunction with scheduled reductions in intangible asset amortization expense. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Such reductions in taxable income could occur as a result of many external factors including but not limited to increased paper and postage costs and rates of interest.

    The $9,553 extraordinary charge in 1996 reflects the aggregate premium paid on the redemptions of the Company's 10 5/8% Senior Notes and the write-off of unamortized deferred financing costs. The Company reported consolidated net income of $8,044 in 1996 versus a consolidated net loss of $75,435 in 1995.

SPECIALTY MAGAZINES

    Results from Continuing Businesses exclude NEW WOMAN, STAGEBILL and Intertec Mailing Services. Sales from Continuing Businesses increased 55.2% to $635,392 in 1996 from $409,308 in 1995 due largely to growth of existing properties as well as the impact of the Cahners and Argus acquisitions. The increases at the existing properties were primarily due to the double-digit organic revenue growth at the specialty consumer magazines led by SEVENTEEN, SOAP OPERA DIGEST, TRUCKIN' and CRAFTS. The full year effect of Argus, acquired in December 1995, and Cahners, acquired in January 1996, contributed $51,459 and $95,397, respectively, to the 1996 sales growth.

    Operating income from Continuing Businesses increased by $28,467 or 78.0% in 1996 over 1995. This increase was the result of an increase in sales partially offset by an increase in average paper prices in 1996 over 1995.

EDUCATION

    Results from Continuing Businesses exclude Krames, Katharine Gibbs and Newbridge (excluding Films for the Humanities and Sciences). Sales from Continuing Businesses increased 42.5% to $181,972 in 1996 from $127,660 in 1995. The growth is attributable to sales increases at WEEKLY READER and Films for the Humanities and Sciences and the addition of PRIMEDIA Workplace Learning.

    Operating income (loss) from Continuing Businesses increased to $7,232 in 1996 from $(32,126) in 1995. This improvement is primarily due to the one-time charges in the second quarter of 1995 for the provision for loss associated with the sale of Newfield Publications, Inc.

INFORMATION

    Results from Continuing Businesses exclude THE DAILY RACING FORM. Sales from Continuing Businesses increased 23.6% to $249,936 in 1996 from $202,240 in 1995. This increase is largely attributable to double-digit organic growth at the apartment guides as well as the impact of acquisitions which contributed approximately $17,600 to the increase in sales.

    Operating income from Continuing Businesses increased to $36,668 in 1996 from $4,513 in 1995, largely attributable to the increase in sales and a decrease in amortization expense. Goodwill and intangible amortization expense decreased by $24,277 in 1996 over 1995 primarily as a result of an adjustment to the carrying values of goodwill and other intangibles totaling approximately $18,000 in the second quarter of 1995.

CORPORATE

    Corporate expenses increased 25.6% to $22,276 in 1996 from $17,737 in 1995, largely attributable to an increase in corporate headcount to accommodate the growth of the Company.

NON-CORE BUSINESSES

    The operating loss from Non-Core Businesses decreased to $694 in 1996 from $17,429 in 1995, attributable to the one-time restructuring charge recorded in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The following table sets forth certain information regarding the Company's EBITDA and other net cash flow items. Data is presented for both Continuing Businesses and Non-Core Businesses.

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1997         1996         1995
                                                                             -----------  -----------  -----------
EBITDA(1):
  Continuing Businesses:
    Specialty Magazines....................................................  $   157,429  $   136,395  $    89,851
    Education..............................................................       71,456       58,938       45,194
    Information............................................................       83,099       73,974       58,565
    Corporate..............................................................      (25,545)     (21,497)     (17,034)
                                                                             -----------  -----------  -----------
      Subtotal.............................................................      286,439      247,810      176,576
  Non-Core Businesses......................................................       15,573       28,793       39,539
                                                                             -----------  -----------  -----------
      Total................................................................  $   302,012  $   276,603  $   216,115
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Net Cash Provided by (Used in) Operating Activities:
  Continuing Businesses:
    Specialty Magazines....................................................  $   152,323  $   125,437  $    69,853
    Education..............................................................       57,103       59,063       26,716
    Information............................................................       66,690       61,106       64,646
    Corporate..............................................................     (162,248)    (129,090)    (111,521)
                                                                             -----------  -----------  -----------
      Subtotal.............................................................      113,868      116,516       49,694
  Non-Core Businesses......................................................       11,492       33,676       14,368
                                                                             -----------  -----------  -----------
      Total................................................................  $   125,360  $   150,192  $    64,062
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Net Cash Provided by (Used in) Investing Activities:
  Continuing Businesses:
    Specialty Magazines....................................................  $  (137,414) $  (213,203) $  (234,755)
    Education..............................................................     (165,657)    (434,603)      10,441
    Information............................................................      (46,397)     (58,813)     (82,371)
    Corporate..............................................................       (1,740)      (1,735)      (2,424)
                                                                             -----------  -----------  -----------
      Subtotal.............................................................     (351,208)    (708,354)    (309,109)
  Non-Core Businesses......................................................      165,483      (13,355)      (9,603)
                                                                             -----------  -----------  -----------
      Total................................................................  $  (185,725) $  (721,709) $  (318,712)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1997         1996         1995
                                                                             -----------  -----------  -----------
Net Cash Provided by (Used in) Financing Activities:
  Continuing Businesses:
    Specialty Magazines....................................................  $    (4,318) $   (10,073) $    (5,332)
    Education..............................................................       (1,586)      (2,653)        (160)
    Information............................................................       (2,982)      (4,698)      (2,094)
    Corporate..............................................................       54,656      600,156      272,293
                                                                             -----------  -----------  -----------
      Subtotal.............................................................       45,770      582,732      264,707
  Non-Core Businesses......................................................          918       (1,786)      (1,063)
                                                                             -----------  -----------  -----------
      Total................................................................  $    46,688  $   580,946  $   263,644
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Excess (Deficiency) Of Earnings to Fixed Charges (2) from:
  Continuing Businesses:
    Specialty Magazines....................................................  $    89,025  $    66,161  $    30,336
    Education..............................................................        6,186        5,576      (32,973)
    Information............................................................       32,734       36,061        2,884
    Corporate..............................................................     (152,834)    (140,005)    (113,972)
                                                                             -----------  -----------  -----------
      Subtotal.............................................................      (24,889)     (32,207)    (113,725)
  Non-Core Businesses......................................................     (134,235)      (3,496)     (21,310)
                                                                             -----------  -----------  -----------
    Total..................................................................  $  (159,124) $   (35,703) $  (135,035)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Excess (Deficiency) of Earnings to Fixed Charges and Preferred Stock
  Dividends (2) from:
    Continuing Businesses:
    Specialty Magazines....................................................  $    89,025  $    66,161  $    30,336
    Education..............................................................        6,186        5,576      (32,973)
    Information............................................................       32,734       36,061        2,884
    Corporate..............................................................     (217,907)    (183,531)    (142,950)
                                                                             -----------  -----------  -----------
      Subtotal.............................................................      (89,962)     (75,733)    (142,703)
    Non-Core Businesses....................................................     (134,235)      (3,496)     (21,310)
                                                                             -----------  -----------  -----------
      Total................................................................  $  (224,197) $   (79,229) $  (164,013)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

------------------------
(1) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry.

(2) The deficiency of earnings to fixed charges consists of loss before income taxes plus fixed charges. Loss before income taxes includes (i) depreciation or amortization of prepublication costs, deferred financing costs, property and equipment, intangible assets and excess of purchase price over net assets acquired, (ii) interest expense, (iii) net provision for loss on sales of businesses, (iv) restructuring and other costs, and (v) that portion of operating rental expense that represents interest. Prepublication costs include editorial, artwork, composition and printing plate costs incurred prior to publication date. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.

    Consolidated working capital deficiency including current maturities of long-term debt was $146,245 at December 31, 1997 compared to $44,705 at December 31, 1996. Consolidated working capital deficiency reflects certain industry working capital practices and accounting principles, including the expensing of editorial and product development costs when incurred and the recording of unearned subscription income as a current liability. Advertising costs are expensed when the promotional activities occur except for certain direct-response advertising costs which are capitalized and amortized over the estimated period of future benefit.

1997 COMPARED TO 1996

    Consolidated EBITDA from Continuing Businesses increased by 15.6% to $286,439 in 1997 from $247,810 in 1996 because of higher revenues, paper price declines and acquisitions of new businesses.

    EBITDA from Continuing Businesses in the Specialty Magazines segment increased 15.4% in 1997 to $157,429 from $136,395 in 1996. This increase is attributable to strong organic revenue growth, paper price declines and acquisitions.

    EBITDA from Continuing Businesses in the Education segment increased 21.2% to $71,456 in 1997 from $58,938 in 1996 due to advertising revenue growth at CHANNEL ONE and the inclusion of acquisitions including PRIMEDIA Workplace Learning.

    EBITDA from Continuing Businesses in the Information segment increased 12.3% in 1997 to $83,099 from $73,974 in 1996 primarily due to growth at the APARTMENT GUIDES which was attributable to increased advertising revenue and the impact of acquisitions.

    EBITDA from Non-Core Businesses declined 45.9% to $15,573 in 1997 from $28,793 in 1996, due to sales declines at Newbridge (excluding Films for the Humanities and Sciences) and THE DAILY RACING FORM.

    The reported net cash provided by operating activities during the year ended December 31, 1997, after interest payments of $142,421, was $125,360, a decrease of $24,832 over the 1996 period, due primarily to an increase in interest payments.

    The reported net cash used in investing activities decreased in 1997 as a result of decreased acquisition activities. The Company spent $326,192 for acquisitions during 1997 compared with $700,990 in 1996. The reported net capital expenditures were $31,108 during the 1997 period, an 8.1% increase from $28,790 in 1996. Increased investment in production and new product technology is expected to result in increased capital spending in 1998.

    The reported net cash provided by financing activities decreased in 1997 as a result of reduced debt and stock issuances during 1997 as well as the redemption of certain outstanding borrowings.

    The Company's earnings (defined as pretax income or loss before extraordinary charge) from Continuing Businesses were inadequate to cover fixed charges and fixed charges plus preferred stock dividends by $24,889 and $89,962 and $32,207 and $75,733 for 1997 and 1996, respectively. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities on long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest. Such earnings have been reduced by non-cash charges from Continuing Businesses (including depreciation, amortization and non-cash interest expense) of $179,857 and $162,408 for the years ended December 31, 1997 and 1996, respectively. Adjusted to eliminate these non-cash charges, earnings from Continuing Businesses would have exceeded fixed charges and fixed charges plus cash preferred stock dividends, by $154,968 and $94,346 and $130,201 and $103,257 for the years ended December 31, 1997 and 1996, respectively.

1996 COMPARED TO 1995

    Consolidated EBITDA from Continuing Businesses increased by 40.3% to $247,810 in 1996 from $176,576 in 1995 because of growth from existing operations, new product additions and acquisitions of businesses.

    EBITDA from Continuing Businesses in the Specialty Magazines segment increased 51.8% in 1996 to $136,395 from $89,851 in 1995 due to strong organic growth in circulation and advertising as well as acquisitions.

    EBITDA from Continuing Businesses in the Education segment increased 30.4% to $58,938 in 1996 from $45,194 in 1995 due to advertising revenue growth at CHANNEL ONE and the inclusion of the acquisition of PRIMEDIA Workplace Learning.

    EBITDA from Continuing Businesses in the Information segment increased 26.3% in 1996 to $73,974 from $58,565 in 1995 due to increased advertising revenues in the apartment guides and a portion of Intertec as well as the inclusion of acquisitions.

    EBITDA from Non-Core Businesses declined 27.2% to $28,793 in 1996 from $39,539 in 1995, primarily due to the sales decline at Newbridge (excluding Films for the Humanities and Sciences).

    The reported net cash provided by operating activities during the year ended December 31, 1996, after interest payments of $111,752, was $150,192, an increase of $86,130 over the 1995 period, primarily due to EBITDA growth.

    The reported net cash used in investing activities increased as a result of increased acquisition activities, substantially all of which were financed with borrowings under the then existing credit agreements and funds from operations. Payments for businesses acquired of $700,990 were made during the year ended December 31, 1996 as compared to $353,954 in 1995. The reported net capital expenditures were $28,790 during the 1996 period, a 23.0% increase from $23,414 in 1995. These expenditures included data processing equipment, televisions, videocassette recorders, satellite dishes, furniture and leasehold improvements and were financed with net cash provided by operations.

    The reported net cash provided by financing activities increased in 1996 as a result of increased debt and preferred stock issuances.

    The Company's earnings (defined as pretax income or loss before extraordinary charge) from Continuing Businesses were inadequate to cover fixed charges and fixed charges plus preferred stock dividends by $32,207 and $75,733 and $113,725 and $142,703 for 1996 and 1995, respectively. Fixed charges consist of interest expense on long-term debt and other non-current obligations (including current maturities on long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest. Such earnings have been reduced by non-cash charges from Continuing Businesses (including depreciation, amortization, provision for loss on the sales of businesses, non-cash interest expense and other) of $162,408 and $189,879 for the years ended December 31, 1996 and 1995, respectively. Adjusted to eliminate these non-cash charges, earnings from Continuing Businesses would have exceeded fixed charges and fixed charges plus cash preferred stock dividends, by $130,201 and $103,257 and $76,154 and $64,654 for the years ended December 31, 1996 and 1995, respectively.

NET OPERATING LOSS CARRYFORWARDS

    At December 31, 1997, the Company had NOLs of approximately $749,000 which will be available to reduce future taxable income. In addition, management estimates that approximately $864,000 of unamortized goodwill and other intangible assets will be available as deductions from any future taxable income.

FINANCING ARRANGEMENTS

    In January 1997, the Company purchased, in aggregate, $20,850 of the 10 5/8% Senior Notes at a weighted average price of 105%, plus accrued and unpaid interest from various brokers on the open market. On May 1, 1997, the Company redeemed the $212,400 remaining principal amount of the 10 5/8% Senior Notes at 104% plus accrued and unpaid interest. The aggregate premium paid and the write-off of related deferred financing costs are classified as an extraordinary charge and are recorded at an aggregate value of $15,401 on the accompanying statement of consolidated operations for the year ended December 31, 1997.

    On April 21, 1997, the Company entered into a new 364-day credit facility with The Chase Manhattan Bank, the Bank of New York, Bankers Trust Company and the Bank of Nova Scotia as agents (the "New Credit Facility") which expires April 20, 1998 (see "Recent Developments"). Under the terms of the New Credit Facility, the Company has commitments of $150,000 which can be borrowed in the form of revolving loans to be used for general corporate and working capital purposes as well as to finance certain future acquisitions.

    The amounts borrowed pursuant to the New Credit Facility bear interest at rates per annum identical to those in the previously existing credit facilities ("Bank Credit Facilities"). The New Credit Facility combined with the Bank Credit Facilities are collectively referred to as the "Credit Facilities." At December 31, 1997, the Company had two interest rate swap agreements in effect with an aggregate notional amount of $200,000 and an interest rate cap agreement based on a notional principal amount of $100,000. Under the outstanding swap agreements, the Company receives a floating rate of interest based on three-month LIBOR, which resets quarterly, and pays a fixed rate of interest, each quarter, for the term of the agreements. As of December 31, 1997, the weighted average variable rate and weighted average fixed rate were 5.88% and 6.68%, respectively. In addition, in July 1997, the Company entered into four, three-year and two, four-year interest rate swap agreements, with an aggregate notional amount of $600,000. Under these new swap agreements, which commence on January 2, 1998, the Company will receive a floating rate of interest based on three-month LIBOR, which resets quarterly, and the Company will pay a fixed rate of interest, each quarter, for the terms of the respective agreements.

    The Company is exposed to credit risk in the event of nonperformance by counterparties to its interest rate swap and cap agreements. Credit risk is limited by entering into such agreements with primary dealers only; therefore, the Company does not anticipate that nonperformance by counterparties will occur. Notwithstanding this, the Company's treasury department monitors counterparty credit ratings at least quarterly through reviewing independent credit agency reports. Both current and potential exposure are evaluated, as necessary, by obtaining replacement cost information from alternative dealers. Potential loss to the Company from credit risk on these agreements is limited to amounts receivable, if any. The Company enters into these agreements solely to hedge its interest rate risk.

    Under the Credit Facilities, at December 31, 1997, the Company has total commitments of $1,550,000 and can borrow up to $1,650,000 in the aggregate. As of December 31, 1997, aggregate borrowings under the Credit Facilities were $1,218,101. As of December 31, 1997, the amounts borrowed under the Credit Facilities bore interest at a weighted average variable interest rate of 7.05%. Also, at December 31, 1997, the Company had outstanding $100,000 of 10 1/4% Senior Notes, $300,000 of 8 1/2% Senior Notes, 1,576,036 shares of $11.625 Series B Exchangeable Preferred Stock, 2,000,000 shares of $10.00 Series D Exchangeable Preferred Stock and 1,250,000 shares of $9.20 Series E Exchangeable Preferred Stock.

    The above indebtedness, among other things, limits the ability of the Company to change the nature of its businesses, incur indebtedness, create liens, sell assets, engage in mergers, consolidations or transactions with affiliates, make investments in or loans to certain subsidiaries, issue guarantees and make certain restricted payments including dividend payments on its common stock. Under the Company's most restrictive debt covenants, the Company must maintain a minimum interest coverage ratio of 1.8 to 1 and a minimum fixed charge coverage ratio of 1.05 to 1 and its maximum allowable leverage ratio is 6.0 to 1. The Company believes it is in compliance with the financial and operating covenants of its principal financing arrangements. Borrowings under the above indebtedness are guaranteed by each of the domestic wholly-owned subsidiaries of the Company. Such guarantees are full, unconditional and joint and several. The separate financial statements of the domestic subsidiaries are not presented because the Company believes the separate financial statements would not be material to the shareholders and potential investors. The Company's foreign subsidiaries are not guarantors of the above indebtedness. The total assets, revenues, income or equity of such foreign subsidiaries, both individually and on a combined basis, are inconsequential in relation to the total assets, revenues, income, or equity of the Company.

    The aggregate mandatory reductions of the commitments under the Credit Facilities are $150,000 in 1998, $90,000 in 1999, $280,000 per year in 2000 through 2003 with a final reduction or paydown of $190,000 in 2004. The 10 1/4% Senior Notes mature in June 2004 and the 8 1/2% Senior Notes mature in February 2006. The per annum principal and interest payments relating to an acquisition obligation are scheduled to be $14,333, $21,167, $19,167, and $8,833 to be made in semi-annual installments in 1998 through 2001, respectively. The Company's aggregate lease obligations for 1998, 1999 and 2000 are expected to be approximately $30,000, $27,000 and $24,000, respectively. The Company believes its liquidity, capital resources and cash flow are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments on its debt, the payment of preferred stock dividends and other anticipated expenditures for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

    In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which became effective for the Company's 1997 consolidated financial statements beginning in the fourth quarter of 1997. SFAS No. 128 eliminates the disclosure of primary earnings per share which includes the dilutive effect of stock options, warrants and other convertible securities ("Common Stock Equivalents") and instead requires reporting of "basic" earnings per share, which excludes Common Stock Equivalents. Additionally, SFAS No. 128 changes the methodology and criteria for calculating and reporting fully diluted earnings per share. The adoption of this new accounting standard did not have a material effect on the reported loss per share of the Company. SFAS No. 128 also required previously reported loss per share to be restated.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which become effective for the Company's 1998 consolidated financial statements. SFAS No. 130 requires the disclosure of comprehensive income, defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, in the Company's consolidated financial statements. SFAS No. 131 requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments. In the opinion of the Company's management, it is not anticipated that the adoption of these new accounting standards will have a material effect on the consolidated financial statements of the Company.

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which becomes effective for the Company's 1998 consolidated financial statements. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain previously required disclosures. In the opinion of the Company's management, it is not anticipated that the adoption of this new accounting standard will have a material effect on the consolidated financial statements of the Company.

RECENT DEVELOPMENTS

    In January 1998, the Company elected to terminate its defined benefit pension plan effective March 31, 1998. In connection with this termination, the Company froze benefit accruals effective December 31, 1997. In the opinion of the Company's management, the plan benefits payable on the termination are adequately accrued for and will not have a material impact on the Company's consolidated financial statements. Active plan participants will be eligible to participate in the Company's defined contribution plans.

    On February 17, 1998, the Company exchanged the 1,250,000 shares of its $9.20 Series E Exchangeable Preferred Stock for 1,250,000 shares of $9.20 Series F Exchangeable Preferred Stock ("Series F Preferred Stock"). The terms of the Series F Preferred Stock are the same as the $9.20 Series E Exchangeable Preferred Stock except that the Series F Preferred Stock has been registered under the Securities Act of 1933.

    On February 17, 1998, the Company completed a private offering of 2,500,000 shares of $8.625 Series G Exchangeable Preferred Stock for $250,000 and $250,000 principal amount of 7 5/8% Senior Notes Due 2008. The net proceeds of these offerings were used to redeem all of the Company's outstanding $11.625 Series B Exchangeable Preferred Stock at $105.80 per share plus accrued and unpaid dividends to the redemption date and to reduce outstanding borrowings under the Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions.

    On March 18, 1998, KKR 1996 Fund L.P., a Delaware limited partnership affiliated with KKR (the "KKR Fund"), purchased 16,666,667 shares of newly issued common stock from the Company for $200,000 (the "KKR Fund Investment"). The net proceeds from the KKR Fund Investment were used to repay borrowings outstanding under the Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions.

    On March 19, 1998, the Company completed the acquisition of the stock of Cowles Enthusiast Media and Cowles Business Media (together, "Cowles") from McClatchy Newspapers, Inc. ("McClatchy") for approximately $200,000 (the "Cowles Acquisition"). With the Cowles Acquisition, the Company added 25 enthusiast titles to its specialty consumer magazines group, and 11 technical and trade magazines and 15 trade shows to its technical and trade magazines group.

    For the period from January 1, 1998 through April 16, 1998, in addition to the Cowles Acquisition, the Company had completed four product-line acquisitions in the specialty magazines and information segments. The aggregate purchase price for such acquisitions was approximately $12,000.

    On April 20, 1998, the New Credit Facility expired. As a result, the Company has total commitments of $1,400,000 and can borrow up to $1,500,000 in the aggregate under its Bank Credit Facilities.

    On April 23, 1998, the Company entered into a definitive stock purchase agreement to sell Nelson Information, Inc., a leading information provider in the financial services industry, to Thomson Information Services Inc.

IMPACT OF INFLATION

    The impact of inflation was immaterial during 1997 and 1996. Paper prices, which had risen significantly during 1995 and early 1996, declined around mid-year 1996 and continued that trend through the first six months of 1997. Moderate paper price increases occurred in July 1997 for most of the grades of paper used by the Company. During 1997, paper costs represented approximately 7.8% of the Company's total operating costs and expenses. Postage for product distribution and direct mail solicitations is also a significant expense of the Company. The Company uses the U.S. Postal Service for distribution of many of its products and marketing materials. Postage costs increase periodically and can be expected to increase in the future. In the past, the effects of inflation on operating expenses have substantially been offset by PRIMEDIA's ability to increase selling prices. No assurances can be given that the Company can pass such cost increases through to its customers. In addition to pricing actions, the Company is continuing to examine all aspects of the manufacturing and purchasing processes to identify ways to offset some of these price increases.

YEAR 2000

    The Company has evaluated the potential impact of the situation commonly referred to as the "Year 2000 problem". The Year 2000 problem, which is common to most corporations, relates to the inability of information systems, primarily computer software programs, to recognize and process properly date information related to the year 2000 and beyond. An assessment of the Company's systems indicates that the costs associated with solving the Year 2000 problem will not be material, due largely to investments already made in information systems in recent years. A significant portion of the Company's efforts related to this issue involves assessing vendor compliance and developing contingency plans to deal with situations where significant vendors are perceived to be unable to fix in a timely manner their Year 2000 problem.

FORWARD-LOOKING INFORMATION

    This report contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions may not materialize and unanticipated events will occur which can affect the Company's results.

                                    BUSINESS

GENERAL

    PRIMEDIA is the authoritative source of specialized information for highly targeted audiences in the education, business and special interest consumer markets. Most of the Company's products have leadership positions in the specialty niche markets in which such products compete: specialty media (E.G., SEVENTEEN, AMERICAN BABY, SOAP OPERA DIGEST, TRUCKIN', SEW NEWS and TELEPHONY); education (E.G., CHANNEL ONE NETWORK, WEEKLY READER and PRIMEDIA Workplace Learning); and information (E.G., APARTMENT GUIDES, WARD'S, THE WORLD ALMANAC and BACON'S).

    The Company has achieved substantial sales growth through the development of its franchises, combined with its operating expertise and successful acquisition strategy. From 1993 through 1997, net sales have grown at a compound annual rate of 15% to $1,487.6 million. The operating loss in 1997 was $20.8 million compared to $7.7 million in 1993 (after deductions for amortization, depreciation, provision for loss on the sales of businesses and other of $322.8 million in 1997 and $145.9 million in 1993).

    The Company had net income (loss) of $(172.8) million, $8.0 million and $(75.4) million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's deficiency of earnings to fixed charges was $159.1 million, $35.7 million and $135.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's deficiency of earnings to fixed charges plus preferred stock dividends was $224.2 million, $79.2 million and $164.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's pro forma deficiency of earnings to fixed charges and earnings to fixed charges plus preferred stock dividends was $141.8 million and $201.4 million, respectively, for the year ended December 31, 1997.

    Approximately 52% of PRIMEDIA's publications are controlled circulation and the remaining 48% are paid circulation. For the year ended December 31, 1997, PRIMEDIA's controlled circulation publications generated approximately 48% of publication advertising revenue and 6% of circulation revenue and the paid circulation publications generated approximately 52% of publication advertising revenue and 94% of circulation revenue.

GROWTH STRATEGY

    PRIMEDIA's strategy is to address growing needs in today's information economy. Technology has created a flood of information. Consequently, management believes the key role of the media is shifting from making information broadly available across all audiences to sifting out and qualifying information for the benefit of specific audiences. The Company's products are authoritative information sources meeting customers' particular needs in the most beneficial formats--print, electronic, and multimedia. Its pursuit of this strategy in its targeted markets has enabled PRIMEDIA to achieve an average market share across all products of 60%, with 80% ranking number one or two in their markets.

    PRIMEDIA provides authoritative information in six areas that show superior growth: specialty consumer magazines and technical and trade magazines in the specialty magazine segment; classroom learning and workplace learning in the education segment; and consumer information and business information products in the information segment. In each of these six areas, the Company offers authoritative information products that have a branded presence and leading market positions.

    The Company is taking advantage of fundamental growth trends in these six markets. The Company's specialty magazines take advantage of trends in the specialty consumer market where advertising growth has outpaced general interest magazine, broadcast television, radio and newspaper advertising growth since 1989. In classroom and workplace learning, PRIMEDIA is building on rising elementary and secondary school enrollments, increased spending on supplementary educational materials and the rapid growth in outsourced workplace education. The Company's consumer and business information products are capitalizing on the trend towards targeted marketing and away from general interest sources such as newspapers and the increased spending by businesses for information.

    The Company seeks to maximize its operating performance by capitalizing on its leading position in each of these growing markets. Each of PRIMEDIA's six growth vehicles has opportunities for expansion through both internal organic development and product line acquisitions. Organic growth results from both market expansion and product innovation in conventional and new media formats. Growth through product line acquisition is made possible by the constant availability of leading brands for sale in niche markets in PRIMEDIA's six growth areas. To support this aspect of growth, the Company has successfully developed a selective and disciplined process of identifying, evaluating and integrating acquired companies. A major source of funds for these product line acquisitions is the cash generated by the Company's operations, which by their nature have high operating margins and low capital requirements. Net capital expenditures were $31.1 million in 1997 and $28.8 million in 1996, or 2.1% of net sales in each respective year. Additionally, cash available for reinvestment is amplified because the Company pays virtually no income taxes largely as a result of having structured most of its acquisitions to create tax-deductible amortization of intangible assets which results in net operating losses.

SPECIALTY MAGAZINES

    The specialty magazine segment consists of specialty consumer magazines and technical and trade magazines. In 1997, 60% of the Company's specialty consumer magazines and nearly 50% of its technical and trade magazines were ranked number one in their respective markets. According to the WALL STREET JOURNAL, PRIMEDIA is the largest magazine publisher in the United States by ad page count. Some of the Company's specialty consumer magazines include SOAP OPERA DIGEST, SEVENTEEN, NEW YORK, CHICAGO TRUCKIN' and SEW NEWS, while leading technical and trade publications include TELEPHONY, FLEET OWNER and AMERICAN PRINTER. Advertising in specialty consumer magazines grew at a 9.5% compound annual growth rate between 1991 and 1996, outpacing advertising growth in general interest magazines, radio, broadcast television and newspapers.

SPECIALTY CONSUMER MAGAZINES

    The Company's specialty consumer magazines include SOAP OPERA DIGEST, MODERN BRIDE, SEVENTEEN, AMERICAN BABY, over 36 automotive magazines and 13 local bridal, as well as sewing, crafts and other titles. The principal sources for specialty consumer magazines' sales are advertising and circulation. In the year ended December 31, 1997, approximately 54% of the specialty consumer magazines' sales were from advertising, 42% were from circulation and 4% were from other sources.

    SOAP OPERA DIGEST and SOAP OPERA WEEKLY are the leading publications covering soap operas aired on network television. SOAP OPERA DIGEST was a bi-weekly publication through 1996. In the spring of 1997, SOAP OPERA DIGEST became a weekly publication with an average circulation of 1.1 million per week. SOAP OPERA WEEKLY had an average 1997 circulation of 465,000. Both publications are distributed mainly at supermarket, convenience store and drugstore checkout counters with Soap Opera Digest also having a significant subscriber base. They compete for circulation on the basis of editorial content and quality against such publications as SOAP OPERA NEWS and SOAP OPERA MAGAZINE, both of which have substantially lower circulation.

    SEVENTEEN is the leading young womans' fashion and beauty magazine based on both circulation and advertising pages, with fashion, boys, beauty, talent and lifestyle editorial targeted to girls aged 12 to 19. SEVENTEEN is the largest circulation teen and fashion and beauty magazine in the United States with a monthly rate base of 2.3 million. Its principal competitor is YM. SEVENTEEN competes for circulation based on the nature and quality of its editorial.

    AMERICAN BABY, a baby care publication distributed monthly to approximately
1.7 million expectant and new parents, contains articles on all aspects of pregnancy and baby care. While the magazine competes with PARENTS, PARENTING and CHILD for the larger childcare market, AMERICAN BABY'S principal competitor is BABY TALK. AMERICAN BABY also offers several ancillary products including sampling and couponing programs and a cable television show.

    The Company's other specialty consumer magazines include AUTOMOBILE, which caters to the high-end automotive market, MODERN BRIDE, a guide to bridal fashions, home furnishings and honeymoons, the city magazines NEW YORK and CHICAGO, TRUCKIN' the leading truck customization publication. SEW NEWS, the premier sewing title, and DOG WORLD, the leading publication for dog breeders. The Company's sales of automotive titles are primarily newsstand driven, the sewing and crafts titles are primarily sold by subscription, and the other titles have significant sales both by subscription and on the newsstand. Subscriptions are obtained using printed advertisements, direct mail, clearinghouses and subscription cards in each magazine.

    In 1997, the Company acquired CONTEMPORARY BRIDE OF DETROIT, SHOTGUN NEWS, SURFING, CAR AUDIO AND ELECTRONICS, VETTE, MUSCLE MUSTANGS, LOW RIDER, and several other related titles. As a result of the Cowles Acquisition, the Company added 25 enthusiast titles to its specialty consumer magazines group.

    Readers value specialty consumer magazines for their editorial content and also rely on them as a catalog of products in the relevant topic area. This catalog aspect makes the specialty consumer magazines an important media buy for advertisers. Advertising sales for the Company's specialty consumer magazines are generated by a combination of in-house staff and outside advertising firms. The magazines compete for advertising on the basis of circulation and the niche markets they serve. Each of the Company's specialty consumer magazines faces competition in its subject area from a variety of publishers, and competes for readers on the basis of high quality, targeted editorial, which is provided by in-house writers and freelance authors.

BRAND LEVERAGING

    In 1997, SEVENTEEN established a brand licensing program centered around the launch of select categories of SEVENTEEN-branded merchandise. This merchandise will begin to appear in retail outlets in mid-1998.

    Major 1997 launches of websites were for SOAP OPERA DIGEST
(www.soapdigest.com) and NEW YORK MAGAZINE (www.newyorkmag.com). The Company now has websites for the vast majority of its specialty consumer magazines. In 1997, the Company launched numerous special issues of titles including, but not limited to, SEVENTEEN, AUTOMOBILE MAGAZINE, HORTICULTURE and TRUCKIN'.

TECHNICAL AND TRADE MAGAZINES

    The Company publishes 65 technical and trade magazines that provide vital information to professionals in fields such as telecommunications (TELEPHONY and WIRELESS REVIEW), agriculture (SOYBEAN DIGEST), transportation (FLEET OWNER) and real estate (NATIONAL REAL ESTATE INVESTOR). In 1997, 31 of these publications ranked number one and approximately 72% of these publications ranked number one or two, in the fields they serve based on advertising pages. These magazines are distributed primarily on a "controlled circulation" basis to members of a targeted industry group and provide career and business-enhancing technical and tutorial editorial content. Capitalizing on the centralized circulation, fulfillment, production and other back office services, new titles can be spun-off from existing titles or acquired and integrated.

    During 1997, approximately 78% of the sales of the technical and trade titles were generated from advertising. Because each of the technical and trade magazines is distributed almost exclusively to purchasing decision makers in a targeted industry group, product and service providers are able to focus their advertising. The advertising rates charged are based on the size of the circulation within the target group as well as competitive factors. These magazines compete for advertising on the basis of advertising rates, circulation, reach, editorial content and readership commitment. Advertising sales are made by in-house sales forces, supplemented by independent representatives in selected regions and overseas. Classified advertising is sold through telemarketing. Magazine editorial is provided by in-house writers and freelance authors, well-known in their specific industry niches. In addition to its technical and trade magazines, the Company sponsors seminars and trade shows, including LIGHTING DIMENSIONS INTERNATIONAL,

INTERNATIONAL WIRELESS COMMUNICATIONS EXPO and THE SATELLITE COMMUNICATIONS EXPO & CONFERENCE, serving the advertisers and readers of the corresponding publications.

    In 1997, the Company announced a joint venture with Cheng Cheng Enterprises Holdings (China) Ltd. to publish technical and trade magazines in China. Additionally, the Company acquired both Cardinal Business Media, Inc., a leading publisher of technical entertainment business magazines and REGISTERED REPRESENTATIVES, the leading magazine for retail brokers. As a result of the Cowles Acquisition, the Company added 11 technical and trade magazines and 15 trade shows to its technical and trade magazines group.

BRAND LEVERAGING

    In the technical and trade magazine segment, the Company launched numerous new media products including 14 websites and a CD-ROM for ELECTRICAL WHOLESALING. The Company maintains 14 other sites for technical and trade magazines. Many of these sites carry paid advertising.

EDUCATION

    The Company is a leading provider of supplementary educational materials and programming in the United States, targeting both classroom and workplace learning. PRIMEDIA's best-known brands in classroom learning include CHANNEL ONE and WEEKLY READER, and in workplace learning, PRIMEDIA Workplace Learning, formerly known as Westcott Communications. Classroom learning takes advantage of the growth in spending on supplementary educational materials and the projected increases in elementary and secondary school enrollments over the next decade (in particular, school enrollments are expected to rise 7% between 1995 and 2005). Workplace learning focuses on the $69 billion training market of which the outsourced segment is the fastest growing portion, expected to rise 142% between 1995 and 2005.

CLASSROOM LEARNING

    The Company operates CHANNEL ONE NETWORK, WEEKLY READER and Films for the Humanities and Sciences.

    CHANNEL ONE'S NETWORK news program, CHANNEL ONE NEWS, is the only daily news program targeted to secondary school students. CHANNEL ONE NEWS broadcasts every school day via satellite to approximately eight million students and 350,000 educators and approximately 12,000 secondary schools in the United States. CHANNEL ONE NETWORK pioneered the delivery of world events and educational programming into classrooms via satellite. Its award-winning daily news broadcast reaches more students than any other electronically delivered educational product. CHANNEL ONE NEWS has ten times the teenage audience of the evening newscasts of ABC, CBS, NBC and cable networks combined.

    Schools sign up for CHANNEL ONE NETWORK service under a three-year contract pursuant to which they agree to show CHANNEL ONE NEWS, in its entirety, at least 90% of all school days. CHANNEL ONE NETWORK provides to schools a turnkey system of video cassette recorders and networked televisions. These products and services are provided to schools at no charge; sales are generated by two minutes of advertising shown during the 12-minute daily newscast. Substantially all school contracts have come up for renewal at least once and approximately 99% have been renewed in each renewal cycle.

    CHANNEL ONE NEWS is produced at CHANNEL ONE NETWORK'S Los Angeles studio, using staff anchors and correspondents who report from U.S. and international locations. CHANNEL ONE NETWORK has a library of over 1,500 broadcasts including approximately 200 single subject series, 60 of which have been released as educational videos.

    CHANNEL ONE NEWS has no direct competition in the schools but does compete for advertising dollars with other media aimed at teenagers. The Company's primary competitive advantage is its total audience of over eight million teenagers each school day. For 1997, approximately 64% of CHANNEL ONE NEWS' advertising sales were from contracts having terms of three or more years. The top five advertisers in 1997 by dollars were PepsiCo, M&M Mars, Quaker Oats, Reebok and Nintendo, which together accounted for approximately 56% of advertising sales, and 93% of which was pursuant to multi-year contracts expiring between June 1998 and December 1999.

    CHANNEL ONE'S THE CLASSROOM CHANNEL offers a range of instructional programming to enhance the schools' curriculum. THE CLASSROOM CHANNEL offers an average of 80 minutes of daily programming at no charge to schools. In 1997, CHANNEL ONE NETWORK expanded its franchise by expanding the distribution of THE COLLEGE CHANNEL, a college preparation service produced in conjunction with The Princeton Review, to more than 5,000 high schools; increasing the traffic on its CHANNELONE.COM on-line network by more than 100%; licensing its programming in Thailand; and renewing its weekly ONEZONE news program for a second broadcast season on public television. Additionally, in 1997, CHANNEL ONE NETWORK acquired Cover Concepts, a publisher of customized school book covers.

    WEEKLY READER is the best-known and highest-circulation student newspaper in the United States, with over 6.6 million subscriptions for elementary school students alone. WEEKLY READER and its related products are sold in approximately 70% of all elementary schools and 59% of all secondary schools, and for the 1996-1997 school year had a 55% share of the elementary school market and a 38% share of the secondary school market.

    Eight separate editions of WEEKLY READER, each consisting of 26 issues per year, are distributed to elementary school students. Each edition is written and designed for a particular reading and comprehension level in order to bring current world news to children at a level commensurate with their comprehension abilities. A teacher's guide with background information, discussion topics and follow-up questions is included with each edition. In order to capitalize on its large teacher and school customer base for organic growth, WEEKLY READER launched SCIENCE SPIN, an optional monthly supplement with separate editions for grades K to 6. SCIENCE SPIN achieved an initial circulation of 510,000 in its first year of publication. Every full-color issue contains current and interesting science new tailored to student reading levels and the school curriculum.

    For the secondary school market, WEEKLY READER publishes eight other periodicals: READ MAGAZINE, WRITING, CURRENT EVENTS, CURRENT SCIENCE, CURRENT HEALTH I AND II, CAREER WORLD and KNOW YOUR WORLD EXTRA. These periodicals provide current information and skills practice in the curriculum areas of language arts, science, health and remedial reading. Editorial materials for these publications are generated by in-house writers and freelance authors. The Company's main competitors in these markets are Scholastic Corporation and Timer Warner, Inc. WEEKLY READER generally competes on the basis of editorial quality, content and value.

    Films is the exclusive distributor of approximately 6,500 educational videos as well as videodiscs, CD-ROMs and related products that are sold primarily by direct mail to teachers, instructors and librarians serving primarily grades 8 to 12 and college markets. Films is the largest distributor of such products to colleges and high schools and competes on the basis of quality and breadth of the subject matter it markets. In 1997, Films acquired the exclusive right to distribute the non-theatrical British Broadcasting Corporation videos to the U.S. education markets.

WORKPLACE LEARNING

    PRIMEDIA Workplace Learning, formerly Westcott Communications, Inc., is a leading provider of high quality workplace educational materials including video programming, print and computer based products. PRIMEDIA Workplace Learning has approximately 20,000 corporate and institutional subscribers. The group's satellite-delivered and video programming reaches three million professionals each year on more than 20 networks and is the premier provider of electronically-delivered workplace training in such fields as automotive, healthcare, banking, and insurance.

    The Company's leading networks include the Executive Education Network ("EXEN") and the Interactive Medical Network ("IMN"). EXEN delivers executive education courses taught by professors from leading business schools including Harvard University, Colombia University and the University of Southern California to corporate and professional clients nationwide.

    In 1997, PRIMEDIA Workplace Learning launched two networks: the WORKPLACE TRAINING NETWORK ("WTN") which provides satellite-delivered information on industrial safety and training and the PRIMEDIA FINANCIAL NETWORK ("PFN") which provides training for financial professionals, delivered by satellite and video.

    PRIMEDIA WORKPLACE LEARNING does not have any multi-industry competitors in the workplace learning market. The Company competes with a number of businesses and governmental agencies that provide videotaped training material, consulting services and instruction at via television, print, video, internet or seminars.

    In 1997, PRIMEDIA Workplace Learning acquired Pictorial, the largest provider of specialized training and certification products for the insurance industry, and QWIZ, the leading provider of computer-based office skills testing. Both acquisitions add training and testing expertise in growth industries.

INFORMATION

    The Company produces over 170 highly targeted consumer and business information products, most of which hold dominant positions in their niche markets. The Company's premier consumer information products include APARTMENT GUIDES, THE WORLD ALMANAC and such specialty reference products as FACTS ON FILE NEWS SERVICES which is used by public and institutional libraries. Its leading business information products include BACON'S for public relations professionals and INTERNATIONAL TRADE GUIDES for import/ export professionals.

    The growth in advertising supported consumer information (E.G.--targeted free publications, such as the APARTMENT GUIDES) is being driven by the advertisers' need to reach their customers as cost effectively as possible. From 1995 to 2005, advertising revenue generated from free shopping guides is expected to nearly double. Consequently, APARTMENT GUIDES and PRIMEDIA's other targeted free publication should continue to provide significant opportunities for growth through new ventures and acquisitions. PRIMEDIA's business information products capitalize on the growth in business spending on information which is expected to increase 8% on a compound annual basis, between 1995 and 2005.

CONSUMER INFORMATION

    The Company publishes over 70 consumer directories and specialized reference products. These products are distributed nationally in retail outlets and are sold to public and institutional libraries. The Company publishes and distributes consumer guides in three categories: rental apartments, new homes and computer shopping. The Company's leading reference products include THE WORLD ALMANAC, FACTS ON FILE NEWS SERVICES and the Gareth Stevens line of juvenile reference works.

    The Company is the leading publisher of rental apartment guides in the United States with 63 local versions of its apartment guides, each of which is published no less frequently than quarterly and provides informational listings about featured apartment communities. All listed apartments are carried on the Internet at WWW.APTGUIDES.COM. These listings are paid for by apartment community managers, who need to fill vacant apartments, and who represent 100% of the apartment guide sales. The Company is the dominant information provider in apartment guides. The Company's only national competitor, FOR RENT, is present in 37 of the Company's markets. In those markets, on average, the Company captured 52% of total 1997 advertising pages, with FOR RENT capturing 43% of such advertising pages.

    In 1997, the Company acquired apartment guides in Dayton, Nashville, Memphis and Little Rock, and made its most successful launch ever in Salt Lake City. Additionally, the Company acquired a new homes guide in Austin.

    The Company's DistribuTech Division is the nation's largest distributor of free publications, including its own consumer directories and over 600 other titles. In 1997, DistribuTech managed the distribution of its and other publishers' free publications to over 19,000 grocery, convenience and drug stores in 65 U.S. cities, as well as universities, military bases and major employers. The majority of these locations are operated under exclusive distribution agreements. The Company's consumer information guides typically are displayed in free standing, multi-pocket racks. DistribuTech generates substantial revenues by leasing the rack pockets that are not used for the Company's publications to other publications that it also distributes. DistribuTech competes on the basis of its prime retail locations for its rack program.

    THE WORLD ALMANAC is the leading almanac in the English language ranked by unit sales and data content with approximately 1.0 million copies of the 1998 edition sold as of December 31, 1997. In 1997, the Company published the third annual edition of THE WORLD ALMANAC FOR KIDS, which sold approximately 220,000 copies. THE WORLD ALMANAC licenses its content for use on seven CD-ROM products and six on-line services. The Company's World Almanac Education Division sells reference books to the school and library market by catalog. Facts on File News Services publishes subscription products that are sold to schools and libraries. The flagship product, WORLD NEWS DIGEST, published weekly, is available in print, CD-ROM and on-line formats, and has a subscriber base of approximately 7,000.

    Gareth Stevens, a publisher and distributor of juvenile reference works and a distributor of multi-media products, was acquired by the Company in February 1997. Gareth Stevens has a title list of approximately 800 titles and its market focus is North America's primary and secondary school libraries and public libraries. Funk & Wagnalls' New Encyclopedia licenses its editorial content, for electronic delivery, to Microsoft Corporation as the textual basis for Microsoft's ENCARTA CD-ROM product and for use on four CD-ROM products and five on-line services. The Company experiences competition for its reference products from a variety of other print and electronic products from a variety of publishers and competes based on the quality of its content and price.

BUSINESS INFORMATION

    The Company publishes approximately 100 specialized directories and databases focused on the specialized information needs of professionals in such areas as commerce, public relations and transportation. The databases are compiled by an in-house editorial staff, marketed directly to subscribers and advertisers primarily by an in-house sales staff and distributed predominantly on a paid subscription basis. Products are available in the most appropriate format for the customer: Internet, CD-ROM or print. The Company's Bacon's unit publishes MEDIASOURCE, a CD-ROM directory for public relations and media professionals, as well as print directories including BACON'S INTERNATIONAL MEDIA DIRECTORY and BACON'S BUSINESS MEDIA DIRECTORY. To complement its public relations directories, the Company operates a periodicals clipping service.

    The Company also publishes newsletters that provide in-depth information on selected markets. WARD'S AUTOMOTIVE REPORTS is recognized as the authoritative source for industry-wise statistics on automotive production and sales. This newsletter competes on the basis of the nature and quality of its editorial content. In addition, the Company publishes, in print and electronic formats, used vehicle valuation information. Other databases include THE ELECTRONICS SOURCEBOOK AND AC-U-KWIK.

    Most of the business information products published by the Company have no competition. Where competition does exist, in most cases, the Company's publication is dominant. Competition, is on the basis of price and quality of data. Management believes that the comprehensiveness and quality of its data and the specialized focus of its publications have prevented others from launching competing publications or competing effectively.

    In 1997, the Company acquired INTELLICHOICE, the leading provider of Internet-based automobile cost information over the life of the automobile and released several CD-ROM products, including THE BLUEBOOK OF LOGISTICS EXECUTIVES and ELECTRICAL WHOLESALING.

NON-CORE BUSINESSES SOLD

    As a part of its strategy to focus on areas of its business that have the greatest potential for growth, the Company divested certain businesses that do not fit within its growth vehicles. Those businesses are Krames Communications, the Katharine Gibbs Schools, Newbridge Book Clubs, Newbridge Educational Publishing, NEW WOMAN magazine, STAGEBILL, and INTERTEC MAILING SERVICES. The net proceeds from the completed sales of Non-Core Businesses were used to repay borrowings outstanding under the Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions. The Company intends to divest DAILY RACING FORM during 1998. The above businesses are collectively referred to as the Non-Core Businesses.

    The following table presents unaudited combined operating results for the year ended December 31, 1997 for the Non-Core Businesses. There can be no assurance that the remaining Non-Core Business will be divested.

                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Sales, net ....................................................................   $   247,351
Operating loss ................................................................      (131,397)
Depreciation and amortization..................................................       146,970

    In addition, on April 23, 1998, the Company entered into a definitive stock purchase agreement to sell Nelson Information, Inc., a leading information provider in the financial services industry, to Thomson Information Services Inc.

PRODUCTION AND FULFILLMENT

    Virtually all of the Company's print products are printed and bound by independent printers. The Company believes that outside printing services at competitive prices are readily available. With the exception of PRIMEDIA Workplace Learning and Films which produce video products in-house, and most Internet sites, all other production of electronic and video products is performed by third party vendors.

    The principal raw material used in the Company's products is paper. The Company has paper supply contracts and, in almost all cases, supplies paper used by its outside printers. The Company believes that even if at some point in the future paper is in limited supply, the existing arrangements providing for the supply of paper will be adequate. The Company was able to meet its paper requirements during 1997. In 1997, approximately 39% and 34% of the Company's paper purchases were supplied through Lindenmeyr Central and Bulkley Dunton, respectively. The Company's relationship with these suppliers is good and is expected to continue to be good for the foreseeable future.

    Many of the Company's products are packaged and delivered to the U.S. Postal Service directly by the printer. Other products are sent from warehouses and other facilities operated by the Company.

COMPANY ORGANIZATION

    PRIMEDIA was incorporated on November 22, 1991 in the State of Delaware. The principal executive office of the Company is located at 745 Fifth Avenue, New York, New York 10151, telephone number (212) 745-0100.

    On November 18, 1997, the Company changed its name to PRIMEDIA Inc. to reflect better the "prime" positioning the Company has in its six areas of specialized "media." On November 18, 1997, the Company's New York Stock Exchange symbol was changed from KCC to PRM.

                                   MANAGEMENT

    The following table sets forth the name, age as of December 31, 1997 and position of the senior management and directors of PRIMEDIA:

NAME                                                       AGE                           POSITION(S)
-----------------------------------------------------      ---      -----------------------------------------------------

William F. Reilly....................................          59   Chairman of the Board and Chief Executive Officer and
                                                                    Director

Charles G. McCurdy...................................          42   President and Director

Beverly C. Chell.....................................          55   Vice Chairman, General Counsel, Secretary and
                                                                    Director

Meyer Feldberg.......................................          56   Director

Perry Golkin.........................................          44   Director

Henry R. Kravis......................................          53   Director

George R. Roberts....................................          54   Director

Michael T. Tokarz....................................          48   Director

Jack L. Farnsworth...................................          52   Executive Vice President

James A. Warner......................................          45   Vice President

Richard J. LeBrasseur................................          55   Vice President

Michaelanne C. Discepolo.............................          45   Vice President

George Philips.......................................          67   Vice President

Douglas B. Smith.....................................          37   Vice President and Treasurer

Curtis A. Thompson...................................          46   Vice President and Controller

    Mr. Reilly is Chairman of the Board, Chief Executive Officer and a Director of PRIMEDIA and has served in such capacities since November 1991. Mr. Reilly is also a director of FMC Corporation. Mr. Reilly is Chairman of the Executive Committee of PRIMEDIA.

    Mr. McCurdy is President and a Director of PRIMEDIA and has served in such capacities since November 1991 and was also Treasurer from 1991 to August 1993.

    Ms. Chell is Vice Chairman, General Counsel, Secretary and a Director of PRIMEDIA. Ms. Chell has served as Vice Chairman, General Counsel and Secretary since November 1991 and as a Director since March 1992. She is also a director of Mecklermedia Corporation.

    Professor Feldberg is Professor and Dean of the Columbia University Graduate School of Business and has been since 1989. He joined the Board in January 1997. He is also a director of Federated Department Stores, Inc. and Revlon, Inc. He is the sole member of the Audit Committee.

    Mr. Golkin became a Director of PRIMEDIA in November 1991. He is a General Partner of KKR Associates and was a General Partner of KKR from January 1, 1995 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Prior to 1995, Mr. Golkin was an executive at KKR. He is also a director of Walter Industries, Inc. Mr. Golkin is a member of the Compensation and Executive Committees of PRIMEDIA.

    Mr. Kravis became a Director of PRIMEDIA in November 1991. He is a Founding Partner of KKR and KKR Associates. Effective January 1, 1996, he became a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also director of Amphenol Corporation, AutoZone, Inc., Borden Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., Owens-

Illinois Group, Inc., Owens-Illinois, Inc., Randall's Food Markets, Inc., RELTEC Corporation, Safeway, Inc., Sotheby's Holdings, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc. Mr. Kravis is Chairman of the Compensation Committee and serves on the Executive Committee of PRIMEDIA.

    Mr. Roberts became a Director of PRIMEDIA in March 1992. He is a Founding Partner of KKR and KKR Associates. Effective January 1, 1996, he became a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also director of Amphenol Corporation, AutoZone, Inc., Borden Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, IDEX Corporation, KinderCare Learning Centers, Inc., Owens-Illinois Group, Inc., Owens-Illinois, Inc., Randall's Food Markets, Inc., RELTEC Corporation, Safeway, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    Mr. Tokarz became a Director of PRIMEDIA in November 1991. He is a General Partner of KKR Associates and was a General Partner of KKR from January 1, 1993 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Prior to 1993, Mr. Tokarz was an executive at KKR. He is also a director of Evenflo & Spalding Holdings Corporation, IDEX Corporation, Safeway, Inc. and Walter Industries, Inc. Mr. Tokarz is a member of the Compensation and Executive Committees of PRIMEDIA.

    Mr. Farnsworth has been Executive Vice President of PRIMEDIA since May 1997, Vice President of PRIMEDIA since May 1992, President of PRIMEDIA Information Group since May 1992 and President of PRIMEDIA Workplace Learning since June 1996.

    Mr. Warner has been a Vice President of PRIMEDIA since March 1998 and President of PRIMEDIA Specialty Magazines since February 1998. Prior to that time, he was President of the CBS Television Network starting in 1995. From 1989 to 1995 he was President of CBS Enterprises.

    Mr. LeBrasseur has been a Vice President of PRIMEDIA since March 1998, President of the Supplemental Education Group since October 1997 and President and Chief Executive Officer of Weekly Reader Corporation since April 1993.

    Mr. Philips has been a Vice President of PRIMEDIA since May 1992.

    Ms. Discepolo is a Vice President, Human Resources of PRIMEDIA and has served in such capacity since January 1993. She joined the Company in March 1991 as Director of Human Resources.

    Mr. Smith has been a Vice President of PRIMEDIA since May 1997 and Treasurer of PRIMEDIA since August 1993. Prior to that time he was at The Bank of New York starting in 1982 holding various positions. He held the position of Senior Vice President prior to joining PRIMEDIA.

    Mr. Thompson is Vice President and Controller of PRIMEDIA and has served in such capacities since November 1991.

    Messrs. Kravis and Roberts are first cousins.

    The By-Laws of PRIMEDIA provide for a Board of Directors of at least one but not more than 15 directors. In accordance with the By-Laws, the Board of Directors has fixed the number of directors at eight. Officers serve at the discretion of the Board of Directors.

    Messrs. Reilly, Kravis, Tokarz and Golkin comprise the Executive Committee of the Board of Directors and Messrs. Kravis, Tokarz and Golkin comprise the Compensation Committee of the Board of Directors. The Audit Committee, which reviews the scope and results of audit and non-audit services performed by the Company's independent accountants, consists solely of Professor Feldberg.

                              THE EXCHANGE OFFERS

PURPOSE AND EFFECT OF THE EXCHANGE OFFERS

    The Old Notes and the Old Preferred Stock were issued by PRIMEDIA on February 17, 1998 (the "Closing Date") to the Initial Purchasers, pursuant to the Purchase Agreement. The Initial Purchasers subsequently sold the Old Notes and the Old Preferred Stock to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons pursuant to Regulation S, respectively, under the Securities Act. As a condition to the Purchase Agreement, PRIMEDIA and the Initial Purchasers entered into the Registration Rights Agreement on February 17, 1998. Pursuant to the Registration Rights Agreement, PRIMEDIA agreed to file with the SEC a registration statement under the Securities Act with respect to the Exchange Offers following the Closing Date, (ii) to use its reasonable best efforts to cause such registration statement to become effective under the Securities Act at the earliest possible time thereafter, but in no event later than 180 days after the Closing Date, and (iii) upon effectiveness of the registration statement, to commence the Exchange Offers. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement is intended to satisfy PRIMEDIA's obligations under the Registration Rights Agreement and the Purchase Agreement.

    As a result of the effectiveness of the Registration Statement of which this Prospectus is a part, payment of certain liquidated damages provided for in the Registration Rights Agreement will not occur. Following the consummation of the Exchange Offers, holders of Old Notes and shares of Old Preferred Stock will not have any further registration rights and the Old Notes and Old Preferred Stock will continue to be subject to certain restrictions on transfer. See "--Consequences of Failure to Exchange." Accordingly, the liquidity of the market for the Old Notes and Old Preferred Stock could be adversely affected.

TERMS OF THE EXCHANGE OFFERS

    Upon the terms and subject to the conditions set forth in this Prospectus and in the applicable Letter of Transmittal, PRIMEDIA will accept (i) any Old Notes in principal amounts of $1,000 validly tendered and not withdrawn prior to the Expiration Date and (ii) any and all shares of Old Preferred Stock validly tendered and not withdrawn prior to the Expiration Date. PRIMEDIA will issue (i) New Notes in principal amounts of $1,000 for each $1,000 principal amount outstanding of the Old Notes and (ii) one share of New Preferred Stock in exchange for each share of Old Preferred Stock, accepted in the Exchange Offers. Holders may tender some or all of their Old Notes or shares of Old Preferred Stock pursuant to the Exchange Offers.

    The form and terms of the New Notes and the New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that the New Notes and the shares of New Preferred Stock will have been registered under the Securities Act and hence will not bear legends restricting their transfer pursuant to the Securities Act.

    As of the date of this Prospectus, $250,000,000 principal amount of Old Notes and 2,500,000 shares of Old Preferred Stock were outstanding. Only a registered holder of the Old Notes and the Old Preferred Stock (or such holder's legal representative or attorney-in-fact) as reflected on the records of the transfer agent and registrar for the Notes or the Preferred Stock may participate in the Exchange Offers. There will be no fixed record date for determining registered holders of the Old Notes or the Old Preferred Stock entitled to participate in the Exchange Offers.

    Holders of the Old Preferred Stock do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Certificate of Designations for the Old Preferred Stock in connection with the Preferred Stock Exchange Offer. PRIMEDIA intends to conduct the Exchange Offers in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

    PRIMEDIA shall be deemed to have accepted validly tendered Old Notes or shares of Old Preferred Stock when, as and if PRIMEDIA has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of the Old Notes or the Old Preferred Stock for the purposes of receiving the New Notes or the New Preferred Stock from PRIMEDIA.

    If any tendered Old Notes or shares of Old Preferred Stock are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes or shares of Old Preferred Stock will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes or shares of Old Preferred Stock in the Exchange Offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes or shares of Old Preferred Stock pursuant to the Exchange Offers. PRIMEDIA will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offers. See "--Fees and Expenses."

    Each broker-dealer that receives New Notes or New Preferred Stock for its own account in exchange for Old Notes or Old Preferred Stock, where such New Notes or New Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. See "Plan of Distribution."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on June 10, 1998, unless PRIMEDIA, in its sole discretion, extends the Exchange Offers, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offers is extended. The Company will not extend the Exchange Offer beyond July 6, 1998.

    In order to extend the Exchange Offers, PRIMEDIA will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    PRIMEDIA reserves the right, (i) to delay accepting any Old Notes or shares of Old Preferred Stock, (ii) to extend the Exchange Offers, (iii) if any of the conditions set forth below under "--Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offers, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offers in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offers are amended in a manner determined by PRIMEDIA to constitute a material change, PRIMEDIA will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes and the Old Preferred Stock, and PRIMEDIA will extend the Exchange Offers for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such five to ten business day period.

    Without limiting the manner in which PRIMEDIA may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offers, PRIMEDIA shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

    Only a registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a book-entry transfer facility) whose name appears on a security listing as the owner of the Old Notes or the Old Preferred Stock) of Old Notes or shares of Old Preferred Stock may tender such Old Notes or shares of Old Preferred Stock in the Exchange Offers. To tender in the Exchange Offers a holder must complete, sign and date the applicable Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the applicable Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes or the shares of Old Preferred Stock and any other required documents, to the Exchange Agent at the appropriate address set forth below under "Exchange Agent" for receipt prior to the Expiration Date (or comply with the procedure for book-entry transfer described below).

    The tender by a holder will constitute an agreement between such holder and PRIMEDIA in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal.

    THE METHOD OF DELIVERY OF THE OLD NOTES OR THE SHARES OF OLD PREFERRED STOCK AND THE APPLICABLE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL, OLD NOTES OR SHARES OF OLD PREFERRED STOCK SHOULD BE SENT TO PRIMEDIA. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

    The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes and the Old Preferred Stock at the book-entry transfer facility for the purpose of facilitating the Exchange Offers, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes and/or shares of Old Preferred Stock by causing such book-entry transfer facility to transfer such Old Notes and/or shares of Old Preferred Stock into the Exchange Agent's account with respect to the Old Notes and/or shares of Old Preferred Stock in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes and/or shares of Old Preferred Stock may be effected through book-entry transfer into the Exchange Agent's accounts at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the back cover page of this Prospectus on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    Any beneficial owner whose Old Notes or shares of Old Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder from Beneficial Owner" included with each Letter of Transmittal.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes or shares of Old Preferred Stock tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the appropriate Letter of Transmittal, or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution").

    If a Letter of Transmittal is signed by a person other than the registered holder of any Old Notes or any shares of Old Preferred Stock listed therein, such Old Notes or shares of Old Preferred Stock must be endorsed or accompanied by a properly completed stock power, signed by such registered holder as such registered holder's name appears on such Old Notes or shares of Old Preferred Stock.

    If a Letter of Transmittal, Old Notes or any shares of Old Preferred Stock or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to PRIMEDIA of their authority to so act must be submitted with such Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes or shares of Old Preferred Stock will be determined by PRIMEDIA in its sole discretion, which determination will be final and binding. PRIMEDIA reserves the absolute right to reject any and all Old Notes or shares of Old Preferred Stock not properly tendered or any Old Notes or shares of Old Preferred Stock PRIMEDIA's acceptance of which would, in the opinion of counsel for PRIMEDIA, be unlawful. PRIMEDIA also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes or shares of Old Preferred Stock. PRIMEDIA's interpretation of the terms and conditions of the Exchange Offers (including the instructions in the Letters of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes or the shares of Old Preferred Stock must be cured within such time as PRIMEDIA shall determine. Although PRIMEDIA intends to notify holders of defects or irregularities with respect to tenders of Old Notes or the shares of Old Preferred Stock, neither PRIMEDIA, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes or the shares of Old Preferred Stock will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes or shares of Old Preferred Stock received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the applicable Letter of Transmittal, as soon as practicable following the Expiration Date.

    By tendering, each registered holder will represent to PRIMEDIA that, among other things, (i) the New Notes or the New Preferred Stock to be acquired by the holder and any beneficial owner(s) of the Old Notes or the Old Preferred Stock ("Beneficial Owner(s)") in connection with the Exchange Offers are being acquired by the holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s), (ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes or the New Preferred Stock, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offers for the purpose of distributing the New Notes or the New Preferred Stock must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes or the New Preferred Stock acquired by such person and cannot rely on the position of the Staff of the Commission set forth in the no-action letters that are discussed herein under "--Resales of the New Notes or the New Preferred Stock", (iv) the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Commission, and (v) neither the holder nor any Beneficial Owner(s) is an "affiliate," as defined under Rule 405 of the Securities Act, of PRIMEDIA except as otherwise disclosed to PRIMEDIA in writing.

    Each broker-dealer who holds Old Notes or Old Preferred Stock acquired for its own account as a result of market-making activities or other trading activities and who receives New Notes or New Preferred Stock in the Exchange Offers may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes or New Preferred Stock received in exchange for Old Notes or Old Preferred Stock where such Old Notes or Old Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities. PRIMEDIA will, for a period of 90 days after the Expiration Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes or shares of Old Preferred Stock and (i) whose Old Notes or shares of Old Preferred Stock are not immediately available, or (ii) who cannot deliver their Old Notes or shares of Old Preferred Stock, the applicable Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes or shares of Old Preferred Stock and the principal amount of Old Notes or the number of shares of Old Preferred Stock being tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, the applicable Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes or shares of Old Preferred Stock (or a confirmation of book-entry transfer of such Old Notes or shares of Old Preferred Stock into the Exchange Agent's account at the book-entry transfer facility) and any other documents required by such Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes or shares of Old Preferred Stock in proper form for transfer and all other documents required by such Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes or shares of Old Preferred Stock according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of the Old Notes or shares of Old Preferred Stock may be withdrawn at any time prior to the Expiration Date or, if tendered notes or shares have not yet been accepted for exchange, after the expiration of forty business days from the commencement of the Exchange Offers.

    To withdraw a tender of Old Notes or shares of Old Preferred Stock in the Exchange Offers, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes or shares of Old Preferred Stock to be withdrawn (the "Depositor"), (ii) identify the Old Notes or shares of Old Preferred Stock to be withdrawn (including the certificate number or numbers and principal amount of Notes or number of shares), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old

Notes or shares of Old Preferred Stock were tendered (including any required signature guarantees). If Old Notes or shares of Old Preferred Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or shares of Old Preferred Stock or otherwise comply with the book-entry facility procedure. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by PRIMEDIA in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes or shares of Old Preferred Stock so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offers and no New Notes or shares of New Preferred Stock will be issued with respect thereto unless the Old Notes or shares of Old Preferred Stock so withdrawn are validly retendered. Properly withdrawn Old Notes or shares of Old Preferred Stock may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

    Any Old Notes or shares of Old Preferred Stock which have been tendered but which are not accepted for exchange due to rejection of tender or termination of the Exchange Offers, or which have been validly withdrawn, will be returned as soon as practicable to the holder thereof without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFERS

    Notwithstanding any other term of the Exchange Offers, PRIMEDIA shall not be required to accept for exchange, or exchange New Notes or shares of New Preferred Stock for, any Old Notes or shares of Old Preferred Stock, and may terminate the Exchange Offers as provided herein before the acceptance of such Old Notes or shares of Old Preferred Stock, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offers which, in the sole judgment of PRIMEDIA, might materially impair the ability of PRIMEDIA to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to PRIMEDIA, or any material adverse development has occurred in any existing action or proceeding with respect to PRIMEDIA or any of its subsidiaries; or

        (b) any change, or any development involving a prospective change, in the business or financial affairs of PRIMEDIA or any of its subsidiaries has occurred which, in the sole judgment of PRIMEDIA, might materially impair the ability of PRIMEDIA to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to PRIMEDIA; or

        (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of PRIMEDIA, might materially impair the ability of PRIMEDIA to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offers to PRIMEDIA; or

        (d) any governmental approval has not been obtained, which approval PRIMEDIA shall, in its sole discretion, deem necessary for the consummation of the Exchange Offers as contemplated hereby.

    If PRIMEDIA determines in its sole discretion that any of the conditions are not satisfied, PRIMEDIA may (i) refuse to accept any Old Notes or shares of Old Preferred Stock and return all tendered Old Notes or shares of Old Preferred Stock to the tendering holders, (ii) extend the Exchange Offers and retain all Old Notes or shares of Old Preferred Stock tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Old Notes or shares of Old Preferred Stock (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offers and accept all validly tendered Old Notes or shares of Old Preferred Stock which have not been withdrawn. If such determination or waiver constitutes a material change to the Exchange Offers, PRIMEDIA will promptly disclose such determination or waiver by means of a prospectus supplement that will be distributed to the registered holders, and PRIMEDIA will extend the Exchange Offers for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such five to ten business day period.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offers. Questions and requests for assistance, requests for additional copies of this Prospectus or of Letters of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

    QUESTIONS AND REQUESTS RELATING TO THE NOTE EXCHANGE OFFER:

           BY MAIL:                 FACSIMILE TRANSMISSIONS:      BY HAND OR OVERNIGHT DELIVERY:

     The Bank of New York         (Eligible Institutions Only)         The Bank of New York
    101 Barclay Street, 7E               (212) 815-6339                 101 Barclay Street
   New York, New York 10286           CONFIRM BY TELEPHONE:       Corporate Trust Services Window
 Attn: Reorganization Section,           (212) 815-4146                    Ground Level
      7E: Vincent Jhingor             FOR INFORMATION CALL:          New York, New York 10286
 (Registered or Certified Mail           (212) 815-4146            Attn: Reorganization Section,
         Recommended)                                                   7E: Vincent Jhingor

    QUESTIONS AND REQUESTS RELATING TO THE PREFERRED STOCK EXCHANGE OFFER:

          BY MAIL:              BY FACSIMILE TRANSMISSION:    BY HAND OR OVERNIGHT COURIER:

      Tender & Exchange         (For Eligible Institutions          Tender & Exchange
         Department                        Only)                       Department
       P.O. Box 11248                 (212) 815-6213               101 Barclay Street
    Church Street Station                                      Receive and Deliver Window
   New York, NY 10286-1248         CONFIRM FACSIMILE BY            New York, NY 10286
                                        TELEPHONE:
                                  (For Confirmation Only)
                                      (800) 507-9357

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by PRIMEDIA. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of PRIMEDIA and its affiliates.

    PRIMEDIA has not retained any dealer-manager in connection with the Exchange Offers and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offers. PRIMEDIA, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offers will be paid by PRIMEDIA and are estimated in the aggregate to be approximately $300,000. Such expenses include fees and expenses of the Exchange Agent and transfer agent and registrar, accounting and legal fees and printing costs, among others.

    PRIMEDIA will pay all transfer taxes, if any, applicable to the exchange of the Old Notes or the Old Preferred Stock pursuant to the Exchange Offers. If, however, a transfer tax is imposed for any reason other than the exchange of the Old Notes or the Old Preferred Stock pursuant to the Exchange Offers, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxpayers or exemption therefrom is not submitted with the applicable Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Old Notes or the shares of Old Preferred Stock which are not exchanged for New Notes or shares of New Preferred Stock pursuant to the Exchange Offers will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Old Notes or the shares of Old Preferred Stock may be resold only (i) to PRIMEDIA, its subsidiaries or the Initial Purchasers,
(ii) inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (iii) inside the United States to an institutional accredited investor that, prior to such transfer, furnishes to PRIMEDIA a signed letter containing certain representations and agreements relating to the restrictions on transfer of this security (the form of which letter can be obtained from PRIMEDIA) and if such transfer is in respect of an aggregate liquidation preference of securities at the time of transfer of less than $100,000 an opinion of counsel acceptable to PRIMEDIA that such transfer is in compliance with the Securities Act, (iv) outside the United States in an offshore transaction in compliance with Rule 904 of Regulation S under the Securities Act, (v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the transfer agent and registrar being met. The liquidity of the Old Notes or the Old Preferred Stock could be adversely affected by the Exchange Offers. Following the consummation of the Exchange Offers, holders of the Old Notes or the Old Preferred Stock will have no further registration rights under the Registration Rights Agreement.

ACCOUNTING TREATMENT

    The carrying value of the Old Notes or the Old Preferred Stock is not expected to be materially different from the fair value of the New Notes or the New Preferred Stock at the time of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offers associated with the New Notes will be reported as a non-current asset and amortized over the term of the New Notes. The expenses of the Exchange Offers associated with the New Preferred Stock will be reported as a reduction in the carrying value of the New Preferred Stock. Such carrying value of the New Preferred Stock will increase to the amount of the redemption value of the New Preferred Stock over the term of the New Preferred Stock.

RESALES OF THE NEW NOTES AND THE NEW PREFERRED STOCK

    With respect to resales of the New Notes or the New Preferred Stock, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, and in a previous no-action letter issued to PRIMEDIA for its exchange offer of the Series B Preferred Stock, PRIMEDIA believes that a holder (other than a person that is an "affiliate" of PRIMEDIA within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes or shares of Old Preferred Stock for New Notes or shares of New Preferred Stock in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes or the New Preferred Stock, will be allowed to resell the New Notes or the New Preferred Stock to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes or the New Preferred Stock a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires New Notes or shares of New Preferred Stock in the Exchange Offers for the purpose of distributing or participating in a distribution of the New Notes or the New Preferred Stock, such holder cannot rely on the position of the staff of the SEC in such no-action letter and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives New Notes or New Preferred Stock for its own account in exchange for Old Notes or Old Preferred Stock, where such Old Notes or Old Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. See "Plan of Distribution."

    As contemplated by the above no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offers is required to represent to PRIMEDIA in the applicable Letter of Transmittal that (i) the holder is not an "affiliate" of PRIMEDIA within the meaning of Rule 405 of the Securities Act,
(ii) the New Notes or shares of New Preferred Stock are to be acquired by the holder in the ordinary course of business, (iii) the holder is not engaging and does not intend to engage, in the distribution of the New Notes or the New Preferred Stock, and (iv) the holder acknowledges that if such holder participates in such Exchange Offers for the purpose of distributing the New Notes or the New Preferred Stock such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the New Notes or the New Preferred Stock and cannot rely on the above no-action letter; however, holders of the New Notes or the New Preferred Stock will have no registration rights under the Registration Rights Agreement.

                              DESCRIPTION OF NOTES

    The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Notes will not be entitled to certain rights of holders of Old Notes under the Registration Rights Agreement which will terminate upon the consummation of the Note Exchange Offer. The summary contained herein of certain provisions of the Notes does not purport to be completed and is qualified in its entirety by reference to the provisions of the Note Indenture.

GENERAL

    The Old Notes have been and the New Notes will be issued pursuant to the
Note Indenture entered into among PRIMEDIA, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Note Indenture and those made part of the Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Note Indenture and the Trust Indenture Act for a statement thereof. A copy of the
Note Indenture is available upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." Other terms used in this summary but not defined in this Prospectus shall have the meanings given to them in the Note Indenture.

    The Notes rank senior in right of payment to all subordinated indebtedness of the Company, and will be guaranteed on a senior basis by each of the domestic wholly-owned Restricted Subsidiaries of PRIMEDIA. Such subordinated indebtedness will be limited to the Class D Subordinated Debentures, Class F Subordinated Debentures and 8 5/8% Subordinated Debentures, if and when the same are issued at the option of PRIMEDIA in exchange for the Series D Preferred Stock, Series F Preferred Stock and Preferred Stock, respectively, and additional subordinated indebtedness that is permitted to be incurred by the terms of the Credit Facilities, the Senior Note Indentures and such other senior indebtedness as PRIMEDIA may have outstanding from time to time. When the New Notes are issued, the Company will have no subordinated indebtedness outstanding. The Company has no current intention to issue subordinated indebtedness. The Notes rank PARI PASSU in right of payment with all senior indebtedness, including the Company's obligations under the Credit Facilities and the Outstanding Notes. As used herein, the statement that certain indebtedness ranks PARI PASSU with other indebtedness means only that in the event of the bankruptcy or insolvency of the debtor such certain indebtedness and such other indebtedness will have an equal claim on money or other property of the debtor available for distribution. Based on outstanding indebtedness at December 31, 1997, after giving effect to the Offerings, the KKR Fund Investment and the application of the net proceeds therefrom, the aggregate principal amount of indebtedness under the Credit Facilities would have been approximately $707.7 million and indebtedness under the Senior Notes would have been $647.5 million, none of which would have been secured. The Company's obligations under the Notes are effectively subordinated to any liabilities and obligations (whether or not for borrowed money), including trade credit, of any Subsidiaries of the Company that are not Guarantors.

    The operations of PRIMEDIA are and generally will be conducted through its subsidiaries, and, therefore, PRIMEDIA depends upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are guaranteed on a senior basis by each of the domestic wholly-owned Restricted Subsidiaries of PRIMEDIA. As a result, the claims of holders of the Notes will be at least PARI PASSU with all existing and future liabilities and obligations (whether or not for borrowed money), including trade credit, of such subsidiaries. The Note Indenture, however, permits the Company to organize Unrestricted Subsidiaries, Partially Owned Restricted Subsidiaries and foreign Restricted Subsidiaries which would not be required to guarantee the Notes or any other indebtedness of the Company.

PRINCIPAL, MATURITY, AND INTEREST

    The Notes initially are limited in aggregate principal amount to $250.0 million and will mature on April 1, 2008. Additional Notes may be issued from time to time, subject to the provisions of the Indenture described below under the caption INCURRENCE OF INDEBTEDNESS. The Old Notes, New Notes and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Interest on the Old Notes has accrued from the date of issuance at the rate of 7 5/8% per annum and is payable semi-annually on April 1 and October 1, commencing on October 1, 1998, to holders of record on the immediately preceding March 15 and September 15. Interest on the New Notes will accrue from the date the New Notes are exchanged for the Old Notes. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of PRIMEDIA maintained for such purpose within or without the City and State of New York or, at the option of PRIMEDIA, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by PRIMEDIA, its office or agency in New York will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

    The Notes are not redeemable at PRIMEDIA's option before April 1, 2003 (other than in connection with a Change of Control, as described below). Thereafter, the Notes will be subject to redemption at the option of PRIMEDIA, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning April 1 of the years indicated below:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2003..............................................................................     103.813%
2004..............................................................................     102.542
2005..............................................................................     101.271
2006 and thereafter...............................................................     100.000

    The Credit Facilities restrict the optional redemption or the repayment of the Notes, and the Outstanding Note Indentures make such redemption or prepayment a Restricted Payment (as defined in the Outstanding Note Indentures).

SINKING FUND

    There will be no sinking fund payments for the Notes.

CHANGE OF CONTROL

    HOLDERS' RIGHT TO REQUIRE REPURCHASE UPON CHANGE OF CONTROL. Upon the occurrence of a Change of Control, each holder shall have the right to require the repurchase of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). The redemption prices for optional redemptions in the event of a Change of Control would in all cases be equal to or greater than this repurchase price. Because of the highly leveraged nature of the Company, there can be no assurance that PRIMEDIA will have sufficient funds to repurchase the Notes in the event of a Change of Control. The right of the holders of the Notes to require PRIMEDIA to repurchase the Notes in the event of a Change of Control cannot be waived by the Trustee, PRIMEDIA or

PRIMEDIA's Board of Directors. Within 40 days following any Change of Control, PRIMEDIA shall mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the CHANGE OF CONTROL covenant and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Holder will tender Notes, and each Note purchased and each such new Note issued by PRIMEDIA will be in a principal amount of $1,000 or integral multiples thereof.

    On the Change of Control Payment Date, PRIMEDIA will, to the extent lawful,
(1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent (as defined in the Note Indenture) an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee, the Notes so accepted together with an officers' certificate stating the Notes or portions thereof that were tendered to PRIMEDIA. The Paying Agent shall promptly mail to each holder of Notes so accepted, payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to such holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; PROVIDED that each such new Note shall be in a principal amount of $1,000 or integral multiples thereof. PRIMEDIA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Indebtedness under the Credit Agreements will automatically accelerate upon the earlier of 30 days from the Change of Control and the Change of Control Payment Date. If the Company has insufficient funds with which to repay the indebtedness under the Credit Agreements and to repurchase the Notes, the holders of the Notes will have a claim on the funds of the Company equal to that of the lenders under the Credit Agreements.

    OPTIONAL REDEMPTION UPON CHANGE OF CONTROL. In addition to the rights set forth under "Optional Redemption," the Notes will be redeemable, at the option of PRIMEDIA, in whole or in part, at any time within 160 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of Notes to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium. The following definitions are used to determine the Applicable Premium:

    "Applicable Premium" with respect to the Notes shall be calculated with respect to the date of redemption and shall equal the greater of (i) 1.0% of the then outstanding principal amount of such Notes and (ii) the excess of (A) the present value of the required interest and principal payments due on such Notes, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then outstanding principal amount of such Notes.

    "Applicable Spread", for purposes of the Note Indenture, is defined as one half of one percent.

    "Treasury Rate", for purposes of the Note Indenture, is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life of the Notes; PROVIDED, that if the Average Life of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    The redemption prices in an optional redemption upon a Change of Control will in all cases be equal to or higher than the price applicable to a repurchase upon a Change of Control required by a holder. If PRIMEDIA were to effect an optional Change of Control redemption before the Change of Control Payment Date, holders that had previously tendered Notes to PRIMEDIA for repurchase could withdraw such tenders prior to the Change of Control Payment Date so as to participate in the optional redemption. However, PRIMEDIA would have no obligation to announce such an optional Change of Control redemption prior to the closing of the mandatory Change of Control Offer.

    PRIMEDIA will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes triggered by a Change of Control.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS

    LIMITATIONS ON RESTRICTED PAYMENTS. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of PRIMEDIA or any of its Restricted Subsidiaries' Capital Stock or other Equity Interests (other than (A) dividends or distributions payable in Equity Interests (other than Redeemable Stock) of PRIMEDIA or such Restricted Subsidiary or (B) dividends or distributions payable to PRIMEDIA or any of its Restricted Subsidiaries), (ii)
(A) voluntarily purchase, redeem or otherwise acquire or retire for value any preferred stock of PRIMEDIA or any of its Restricted Subsidiaries which, by its terms, is exchangeable for any Indebtedness ("Exchangeable Preferred Stock") that is PARI PASSU with or subordinated in right of payment to the Notes or (B) purchase, redeem or otherwise acquire or retire for value any Equity Interests (other than Exchangeable Preferred Stock) of PRIMEDIA or any of its Restricted Subsidiaries (other than any such Equity Interests purchased from PRIMEDIA or any of its Restricted Subsidiaries), (iii) voluntarily purchase, repay, redeem, defease (including, but not limited to, covenant or legal defeasance) or otherwise acquire or retire for value any Indebtedness (other than (A) the Notes, (B) Indebtedness under the Credit Facilities, (C) Indebtedness permitted under clause (v) or (vi) of the second paragraph of the INCURRENCE OF INDEBTEDNESS covenant and any extension, refinancing, renewal, replacement, substitution or refunding thereof permitted under clause (vii) of the second paragraph of the INCURRENCE OF INDEBTEDNESS covenant or (D) Indebtedness between and among PRIMEDIA and its Restricted Subsidiaries) that is PARI PASSU with or subordinated in right of payment to the Notes (other than in connection with the refunding or refinancing of such Indebtedness) or (iv) make Investments in Restricted Payment Unrestricted Subsidiaries (the foregoing actions set forth in clauses (i) through (iv) being referred to as "Restricted Payments"), if, at the time of such Restricted Payment:

        (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

        (b) PRIMEDIA could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant (without giving effect to clauses (i) through (xv) of the second paragraph thereof), which calculation shall be made on a pro forma basis deducting from Adjusted Consolidated Net Income the amount of any Investment PRIMEDIA has made in an Unrestricted Subsidiary during the relevant period and any Investment PRIMEDIA intends to make in an Unrestricted Subsidiary, to the extent that such Investment is made with amounts included in Adjusted Consolidated Net Income as a result of Transfers described in clause (c)(x) below or clause (c)(y) of the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant; or

        (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made after May 13, 1992, exceeds the sum of the following: (w) 50% of the amount of the Adjusted Consolidated Net Income (other than amounts included in the next succeeding clause (c)(x)) of PRIMEDIA for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after May 13, 1992, through the end of PRIMEDIA's fiscal quarter ending immediately prior to the time of such Restricted Payment (or, if Adjusted Consolidated Net Income for such period is a deficit, 100% of such deficit); PLUS (x) 100% of the amount of all Transfers from a Restricted Payment Unrestricted Subsidiary up to the aggregate amount of the Investment (after taking into account all prior Transfers from such Restricted Payment Unrestricted Subsidiary) in such Restricted Payment Unrestricted Subsidiary (valued in each case as provided in the definition of "Investment"); PLUS (y) in the event of a designation of a Restricted Payment Unrestricted Subsidiary as a Restricted Subsidiary, 100% of an amount equal to the greater of (A) the fair market value of such Subsidiary as determined by the Board of Directors in good faith (or, if such fair market value may exceed $25.0 million, as determined in writing by an independent investment banking firm of nationally recognized standing) at the time of the redesignation of such Restricted Payment Unrestricted Subsidiary as a Restricted Subsidiary and (B) the Consolidated Net Cash Flow generated by such Subsidiary for the period (taken as one accounting period) from the beginning of its first fiscal quarter commencing immediately after the date of its designation as a Restricted Payment Unrestricted Subsidiary through such Subsidiary's fiscal quarter ending immediately prior to its designation as a Restricted Subsidiary (or if such Consolidated Net Cash Flow for such period is a deficit, 100% of such deficit); PLUS (z) 100% of the aggregate net cash proceeds received by PRIMEDIA from (i) the issuance or sale of Equity Interests of PRIMEDIA (other than such Equity Interests issued or sold to a Restricted Subsidiary of PRIMEDIA and other than Redeemable Stock) or (ii) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to PRIMEDIA or any Restricted Subsidiary from the proceeds of such sale;

    PROVIDED, however, that for purposes of making Investments in Unrestricted Subsidiaries, if the amount determined in accordance with clauses (w) or (y) above is a deficit, such deficit shall be excluded from the computation of this clause (c); and PROVIDED, further, that all such amounts applied pursuant to this clause (c) shall not be available for application under clause (c) of the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant.

    The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Note Indenture; (ii) (A) the retirement of any shares of PRIMEDIA's Capital Stock (the "Retired Capital Stock") either (1) in exchange for or (2) out of the net proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of PRIMEDIA) of other shares of, PRIMEDIA's Capital Stock (the "Refunding Capital Stock") other than any Redeemable Stock, and (B) if immediately prior to such retirement of such Retired Capital Stock the declaration and payment of dividends thereon was permitted under either clause
(iii) or (vii) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per year that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; (iii) the declaration and payment of dividends to the holders of the Series D Preferred Stock, Series F Preferred Stock and Preferred Stock; (iv) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of PRIMEDIA issued to present and former members of management of PRIMEDIA and its Subsidiaries pursuant to subscription and option agreements in effect on the date of the Note Indenture and Equity Interests of PRIMEDIA issued to future members of management pursuant to subscription agreements executed subsequent to the date of the Note Indenture, containing provisions for the repurchase of such Equity Interests upon death, disability or termination of employment of such persons which are substantially identical to those contained in the subscription agreements in effect on the date of the Note Indenture; (v) the declaration and payment of dividends on the Common Stock of up to $25.0 million per annum plus 6% per annum of the net proceeds received at any time by PRIMEDIA from (a) the issue or sale of Common Stock or (b) (1) the issuance of securities convertible into Common Stock (other than any such convertible securities issued to (A) members of the Company's management or its Board of Directors and (B) any Subsidiary of the Company) and (2) the conversion of such convertible securities into Common Stock, in both cases at the time of such conversion into Common Stock; (vi) the repurchase, redemption or other acquisition or retirement for value of Indebtedness of PRIMEDIA which is subordinated in right of payment to the Notes either (A) in exchange for or (B) with the proceeds of the issuance of, Equity Interests (other than Redeemable Stock) of PRIMEDIA; (vii) the declaration and payment of dividends to holders of any class or series of PRIMEDIA's preferred stock issued after the date of the Note Indenture (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii) of this paragraph); PROVIDED that at the time of such issuance PRIMEDIA's Fixed Charge Coverage Ratio, after giving effect to such issuance, would be greater than 1.25 to 1; (viii) the redemption, repurchase or other acquisition or retirement for value of any Indebtedness of PRIMEDIA which is subordinated in right of payment to the Notes (A) with the proceeds of, or in exchange for, Indebtedness incurred pursuant to clause (vii) of the second paragraph of the INCURRENCE OF INDEBTEDNESS covenant or (B) if, after giving effect to such redemption, repurchase or retirement, PRIMEDIA could incur at least $1.00 of Indebtedness under the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant (without giving effect to clauses (i) through (xv) of the second paragraph thereof); (ix) the retirement of the Series D Preferred Stock, Series F Preferred Stock and Preferred Stock in exchange for the issuance of the Class D Subordinated Debentures, Class F Subordinated Debentures and
8 5/8% Subordinated Debentures, respectively, pursuant to the respective certificates of designations relating thereto, (x) the purchase of Class D Subordinated Debentures, Class F Subordinated Debentures and 8 5/8% Subordinated Debentures in accordance with the CHANGE OF CONTROL covenants in the Class D Debenture Indenture, Class F Debenture Indenture and 8 5/8% Debenture Indenture, respectively; (xi) Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (xi) that are at that time outstanding, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (xii) the repurchase, retirement or other acquisition for value of Equity Interests of the Company which are not held by KKR or any of its Affiliates; PROVIDED, that (A) the aggregate Restricted Payments made under this clause (xii) shall not exceed $75 million and (B) immediately after giving effect to each Restricted Payment made pursuant to this clause (xii) on a pro forma basis, PRIMEDIA could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant and (xiii) other Restricted Payments in an aggregate amount not to exceed $25 million; PROVIDED that in determining the aggregate amount expended for Restricted Payments in accordance with paragraph
(c) above, (1) no amounts expended under clauses (ii)(A)(1), (vi)(A), (viii) and
(ix) of this paragraph will be included, (2) 100% of the amounts expended under clauses (ii)(A)(2), (iv), (v), (vi)(B), (vii), (x), (xi), (xii) and (xiii) of this paragraph will be included, (3) 50% of the amounts expended under clause
(iii) of this paragraph will be included, (4) amounts expended under clause
(ii)(B) of this paragraph will be included to the extent previously included for the Retired Capital Stock and (5) 100% of the amounts expended under clause (i) to the extent not included under subclauses (1) through (4) of this proviso will be included. For the purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of permitted Restricted Payments described in clauses (i) through
(xiii) above or is entitled to be incurred pursuant to the first paragraph of this covenant (including clauses (a), (b) and (c) thereof), PRIMEDIA shall, in its sole discretion, classify such Restricted Payment in any manner that complies with the covenants described above and such Restricted Payment will be treated as having been made pursuant to only one of such clauses or pursuant to the first paragraph hereof.

    Not later than the date of making any Restricted Payment, PRIMEDIA shall deliver to the Trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the RESTRICTED PAYMENTS covenant were computed, which calculations may be based on the Company's latest available internal financial statements.

    INVESTMENTS IN UNRESTRICTED SUBSIDIARIES. PRIMEDIA will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Investment in any Unrestricted Subsidiary, if at the time of such Investment:

        (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

        (b) immediately before such Investment, PRIMEDIA would not be permitted to incur at least $1.00 of Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant (without giving effect to clauses
    (i) through (xv) of the second paragraph thereof), which calculation shall be made on a pro forma basis deducting from Adjusted Consolidated Net Income the amount of any Investment PRIMEDIA has made in an Unrestricted Subsidiary during the relevant period and any Investment PRIMEDIA intends to make in an Unrestricted Subsidiary, to the extent that such Investment is made with amounts included in Adjusted Consolidated Net Income as a result of the Transfers described in clause (c)(x) of the LIMITATIONS ON RESTRICTED PAYMENTS covenant or clause (c)(y) below; or

        (c) such Investment, together with the aggregate of all other Investments in Unrestricted Subsidiaries made after May 13, 1992, exceeds
    (w) the aggregate Consolidated Net Cash Flow of PRIMEDIA for the period (taken as one accounting period) from the beginning of the first quarter immediately after May 13, 1992, to the end of PRIMEDIA's most recently ended fiscal quarter at the time of such Investment; PLUS (x) 100% of the aggregate net cash proceeds received by PRIMEDIA from (i) the issue or sale of Equity Interests of PRIMEDIA (other than such Equity Interests issued or sold to a Restricted Subsidiary of PRIMEDIA and other than Redeemable Stock) or (ii) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to PRIMEDIA or any Restricted Subsidiary from the proceeds of such sale; PLUS (y) 100% of the amount of all Transfers from a Net Cash Flow Unrestricted Subsidiary up to the aggregate Investment (after taking into account all prior Transfers from such Net Cash Flow Unrestricted Subsidiary) in such Net Cash Flow

    Unrestricted Subsidiary resulting from such payments or transfers of assets (valued in each case as provided in the definition of "Investment"); PLUS
    (z) in the event of a designation of a Net Cash Flow Unrestricted Subsidiary as a Restricted Subsidiary, 100% of an amount equal to the greater of (A) the fair market value of such Subsidiary as determined by the Board of Directors in good faith (or, if such fair market value may exceed $25.0 million, as determined in writing by an independent investment banking firm of nationally recognized standing) at the time of the redesignation of such Net Cash Flow Unrestricted Subsidiary as a Restricted Subsidiary and (B) the Consolidated Net Cash Flow generated by such Subsidiary for the period (taken as one accounting period) from the beginning of its first fiscal quarter commencing immediately after the date of its designation as a Net Cash Flow Unrestricted Subsidiary through such Subsidiary's fiscal quarter ending immediately prior to its designation as a Restricted Subsidiary (or if such Consolidated Net Cash Flow for such period is a deficit, 100% of such deficit):

    PROVIDED that all such amounts applied pursuant to this clause (c) shall not be available for application under clause (c) of the RESTRICTED PAYMENTS covenant.

    The foregoing limitations will not apply to an Investment to the extent that it is (i) to capitalize a Restricted Payment Unrestricted Subsidiary permitted pursuant to the LIMITATIONS ON RESTRICTED PAYMENTS covenant; (ii) funded by the issuance of Equity Interests of PRIMEDIA to the extent net proceeds are not used to fund an optional redemption of Notes and (iii) Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (iii) that are at that time outstanding, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value). For the purposes of determining compliance with this covenant, in the event that the making of an Investment in an Unrestricted Subsidiary meets the criteria of more than one of the categories of permitted Investments in Unrestricted Subsidiaries described in clauses (i) through (iii) above or is entitled to be incurred pursuant to the first paragraph of this covenant (including clauses (a), (b) and (c) thereof), PRIMEDIA shall, in its sole discretion, classify such Investment in an Unrestricted Subsidiary in any manner that complies with the covenants described above and Investment in an Unrestricted Subsidiary will be treated as having been made pursuant to only one of such clauses or pursuant to the first paragraph hereof.

    All Net Cash Flow Unrestricted Subsidiaries of PRIMEDIA shall at all times remain wholly-owned, directly or indirectly, by PRIMEDIA or a wholly-owned Restricted Subsidiary of PRIMEDIA.

    Not later than the date of making any Investment described above, PRIMEDIA shall deliver to the Trustee an Officer's Certificate stating that such Investment is permitted (including, without limitation, whether such Investment is capitalizing a Net Cash Flow Unrestricted Subsidiary or a Restricted Payment Unrestricted Subsidiary) and setting forth the basis upon which the calculations required by the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant were computed, which calculations may be based on the Company's latest available internal financial statements.

    DIVIDENDS AND PAYMENT RESTRICTIONS AFFECTING RESTRICTED
SUBSIDIARIES. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock, or any other interest or participation in, or measured by, its profits, owned by PRIMEDIA or any of its Restricted Subsidiaries, or pay any Indebtedness owed to PRIMEDIA or any of its Restricted Subsidiaries, (ii) make loans or advances to PRIMEDIA or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to PRIMEDIA or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of: (A) the terms (as in effect on the date of the Note Indenture) of the Existing Indebtedness, (B) the terms (as in effect on the date of the Note Indenture) of the Credit Facilities and the Outstanding Notes and Outstanding
Note Indentures, (C) the terms of Indebtedness of PRIMEDIA incurred in accordance with the INCURRENCE OF INDEBTEDNESS covenant; PROVIDED that such terms of any such Indebtedness constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than is permitted by this covenant, (D) the terms of the
Note Indenture and the Notes, (E) applicable law, (F) customary non-assignment provisions entered into in the ordinary course of business and consistent with past practices, (G) the terms of purchase money obligations for property acquired in the ordinary course of business, but only to the extent that such purchase money obligations restrict or prohibit the transfer of the property so acquired, (H) the terms of the Class D Subordinated Debentures, the Class D Debenture Indenture, Class F Subordinated Debentures, Class F Debenture Indenture, 8 5/8% Subordinated Debentures and 8 5/8% Debenture Indenture, (I) any encumbrance or restriction with respect to a Subsidiary of PRIMEDIA that is not a Subsidiary of PRIMEDIA on the date of the Note Indenture, which encumbrance or restriction is in existence at the time such person becomes a Subsidiary of PRIMEDIA or is created on the date it becomes a Subsidiary of PRIMEDIA, (J) any encumbrance or restriction with respect to a Subsidiary of PRIMEDIA imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary, (K) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, (L) customary provisions contained in leases and other agreements entered into in the ordinary course of business, (M) the terms of any Indebtedness for borrowed money of any Partially Owned Restricted Subsidiary or (N) any encumbrance or restriction existing under any agreement which refinances or replaces the agreements described in clauses (A), (B), (D), (H), (K), (L) and (M), PROVIDED that the terms and conditions of any such encumbrances or restrictions contained in any such agreement constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than those under or pursuant to the agreement evidencing the Indebtedness or obligations refinanced. Nothing contained in this covenant shall prevent PRIMEDIA or a Restricted Subsidiary from entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted by the LIMITATION ON LIENS covenant.

    INCURRENCE OF INDEBTEDNESS. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness unless PRIMEDIA's Debt to Consolidated Cash Flow Ratio for its four full fiscal quarters ending immediately prior to the date such additional Indebtedness is created, incurred, issued, assumed or guaranteed would have been no greater than 6 to 1, and such Indebtedness is not senior in right of payment to the Notes; PROVIDED that such calculation shall give effect to (A) the incurrence of any Indebtedness (after giving effect to the application of the proceeds thereof) in connection with the simultaneous acquisition of any person, business, property or assets, and (B) the Consolidated Cash Flow generated by such acquired person, business, property or assets, giving effect in each case to such incurrence of Indebtedness, application of proceeds and Consolidated Cash Flow as if such acquisition had occurred at the beginning of such four quarter period. For purposes of the foregoing provision, cash flow generated by any acquired person, business, property or asset shall be determined on the same basis as the definition of Consolidated Cash Flow and shall be based on the actual earnings before interest, taxes, depreciation and amortization of such acquired person, business, property or asset during the immediately preceding four full fiscal quarters PLUS (y) (i) the savings in cost of goods sold that would have resulted during that period from the effect of using the Company's actual costs for comparable goods and services during that period and (ii) other savings in cost of goods sold or eliminations of selling, general and administrative expenses as determined by PRIMEDIA in good faith in its consideration of such acquisitions and consistent with the Company's experiences in acquisitions of similar businesses MINUS (z) the incremental expenses that would be included in cost of goods sold and selling, general and administrative expenses that would have been incurred by the Company in the operation of such acquired person, business, property or assets during such period.

    The foregoing limitations will not apply to the incurrence of (i) Indebtedness pursuant to the Credit Facilities (PROVIDED that the principal amount of such Indebtedness shall not exceed $1.65 billion, less the amount of all repayments made in respect of term loans and of all permanent commitment reductions with respect to revolving loans (except to the extent, and only to the extent, that any required repayments of principal in connection with such commitment reduction are not made) made under the Credit Facilities

(excluding such repayments and commitment reductions which occur substantially contemporaneously with a refinancing or a refunding thereof)), plus any amounts then available under clause (vi) of this paragraph; (ii) Existing Indebtedness;
(iii) Indebtedness represented by the Outstanding Notes; (iv) the Class D Subordinated Debentures issued in exchange for all the outstanding Series D Preferred Stock, the Class F Subordinated Debentures issued in exchange for all the outstanding Series F Preferred Stock and the 8 5/8% Subordinated Debentures issued in exchange for all the outstanding Preferred Stock; (v) Capital Lease Obligations in an aggregate principal amount which, when aggregated with the principal amount of all other Capital Lease Obligations then outstanding and incurred pursuant to this clause (v) and including all Refinancing Indebtedness (as defined below) incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (v), does not exceed 5% of Total Assets; (vi) Indebtedness in an aggregate principal amount equal to the greater of (A) $225 million in the aggregate at any one time outstanding for PRIMEDIA and its Restricted Subsidiaries or (B) Indebtedness created, incurred, issued, assumed or guaranteed (x) by PRIMEDIA at any one time outstanding not in excess of 7% of the Consolidated Net Worth of PRIMEDIA at the time of such creation, incurrence, issuance, assumption or guarantee or (y) by any Restricted Subsidiary of PRIMEDIA at any one time outstanding not in excess of 7% of the Consolidated Net Worth of such Restricted Subsidiary at the time of such creation, incurrence, issuance, assumption or guarantee; (vii) Indebtedness created, incurred, issued, assumed or guaranteed in exchange for or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund Indebtedness referred to in clauses (i) through (vi) above, including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness"); PROVIDED, that (A) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness (including unused commitments and additional Indebtedness incurred to pay premiums and fees in connection therewith ) so extended, refinanced, renewed, replaced, substituted or refunded PLUS any amounts then available under clause
(vi) of this paragraph, (B) in the case of Refinancing Indebtedness for Indebtedness permitted under clauses (ii) and (iv) of this paragraph, the Refinancing Indebtedness permitted under clauses (ii) and (iv) of this paragraph shall have an Average Life equal to or greater than the Average Life of the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and (C) the Refinancing Indebtedness for Indebtedness permitted under clauses (ii) and (iv) of this paragraph shall rank, in right of payment, no more senior than such Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and the Refinancing Indebtedness for Indebtedness permitted under clauses (i), (iii), (v) and (vi) of this paragraph shall rank, in right of payment, PARI PASSU with or junior to the Notes; (viii) intercompany Indebtedness incurred in connection with Investments in Unrestricted Subsidiaries; PROVIDED that such Investments are permitted by the LIMITATIONS ON RESTRICTED PAYMENTS covenant or the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant; (ix) Indebtedness under Currency Agreements and Interest Rate Agreements, PROVIDED that in the case of Currency Agreements which relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of PRIMEDIA outstanding other than as a result of fluctuations in foreign currency exchange rates; (x) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of PRIMEDIA or any Restricted Subsidiary of PRIMEDIA pursuant to such agreements, incurred or assumed by the acquired Subsidiary in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary of PRIMEDIA, other than guarantees or similar credit support by PRIMEDIA of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; PROVIDED that the maximum aggregate liability in respect of all such Indebtedness in the nature of such guarantees shall at no time exceed the gross proceeds actually received from the sale of such business, assets or Restricted Subsidiary; (xi) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within three business days of its incurrence; (xii) Indebtedness of an entity at the time it is acquired as a Restricted Subsidiary, PROVIDED that such Indebtedness was not incurred or assumed by such entity in connection with or in anticipation of such acquisition; (xiii) Indebtedness between PRIMEDIA and any Restricted Subsidiary; (xiv) Non-Compete Notes, not to exceed $50.0 million in aggregate principal amount less the amount of all principal repayments made in respect thereof; and (xv) PRIMEDIA's Obligations arising from the repurchase, redemption or other acquisitions of Capital Stock from management investors to the extent permitted by the LIMITATIONS ON RESTRICTED PAYMENTS covenant. For the purposes of determining the aggregate Indebtedness of any referent person, Indebtedness shall not include guarantees by any other person of such Indebtedness. For the purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, PRIMEDIA shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with the covenants described above and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    LIMITATIONS ON LIENS. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any of its assets or any income or profits therefrom or assign or convey any right to receive income therefrom unless the Notes are equally and ratably secured.

    LIMITATIONS ON ASSET SALES. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale (including the sale of any of the stock of any Subsidiary) unless at least 100% of the Net Proceeds from such Asset Sale (or, in the case of a Partially Owned Restricted Subsidiary, PRIMEDIA's Pro Rata Portion thereof, after repayment by such Partially Owned Restricted Subsidiary of its Indebtedness) are applied first to repay Obligations or reduce commitments under the Credit Facilities in accordance with the terms thereof and second to offer to redeem at par the Outstanding Notes and third to offer to redeem at par the Notes. The foregoing application of Net Proceeds from Asset Sales is not required in the case of (i) sales or dispositions generating cash proceeds of less than, with respect to PRIMEDIA and its Restricted Subsidiaries, $2,500,000 and (ii) sales and dispositions as to which PRIMEDIA delivers a reinvestment notice and the proceeds are so reinvested in one or more communications, publishing, information, education or media assets or businesses within twelve months of the date the relevant Asset Sale is consummated. Notwithstanding the foregoing, neither PRIMEDIA nor its Restricted Subsidiaries will be required to apply the Net Proceeds from any Asset Sale (i) to the extent that the aggregate Net Proceeds from such Asset Sale, together with the Net Proceeds, if any, of any other Asset Sale which have not been previously applied, are less than $25,000,000 or (ii) to the extent that, and for so long as, such Net Proceeds cannot be so applied as a result of an encumbrance or restriction permitted pursuant to the LIMITATIONS ON LIENS covenant. The procedure for offering to redeem the Notes in connection with Asset Sales is substantially the same as the mechanism for redeeming the Notes in connection with a Change of Control.

    TRANSACTIONS WITH AFFILIATES. Neither PRIMEDIA nor any of its Restricted Subsidiaries will make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any person (or any Affiliate of such person) holding 10% or more of any class of Capital Stock of PRIMEDIA or any of its Restricted Subsidiaries or (ii) any Affiliate of PRIMEDIA or any of its Restricted Subsidiaries (each an "Affiliate Transaction") involving aggregate payments or consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing restriction shall not apply to (i) the payment of an annual fee to KKR for the rendering of management consulting and financial services to PRIMEDIA and its Restricted Subsidiaries in an aggregate amount which is reasonable in relation thereto, (ii) the payment of transaction fees to KKR in amounts which are in accordance with past practices for the rendering of financial advice and services in connection with acquisitions, dispositions and financings by PRIMEDIA and its Subsidiaries, (iii) loans to officers, directors and employees of PRIMEDIA and its Subsidiaries for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of PRIMEDIA and its Subsidiaries, (iv) any Restricted Payments not prohibited by the LIMITATIONS ON RESTRICTED PAYMENTS covenant or any Investment not prohibited by the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant, (v) transactions between or among any of PRIMEDIA and its Restricted Subsidiaries, (vi) allocation of corporate overhead to Unrestricted Subsidiaries on a basis not materially less favorable to PRIMEDIA than such allocations to Restricted Subsidiaries or (vii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of PRIMEDIA or any Restricted Subsidiary.

    MERGER, CONSOLIDATION, OR SALE OF ASSETS. PRIMEDIA may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any person (except a wholly-owned Restricted Subsidiary, PROVIDED that in connection with any merger of PRIMEDIA with a Restricted Subsidiary of PRIMEDIA, no consideration (other than common stock in the surviving corporation or PRIMEDIA) shall be issued or distributed to the shareholders of PRIMEDIA) or permit any person to merge with or into it unless:
(i) PRIMEDIA shall be the continuing person, or the person (if other than PRIMEDIA) formed by such consolidation or into which PRIMEDIA is merged or to which the properties and assets of PRIMEDIA are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of PRIMEDIA under the Notes and Note Indenture; (ii) immediately after giving effect to such transaction on a pro forma basis (a) no Default and no Event of Default under the Note Indenture shall have occurred and be continuing and (b) PRIMEDIA could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant and (iii) immediately after giving effect to such transaction on a pro forma basis, the Fixed Charge Coverage Ratio of the surviving entity is at least 1:1; PROVIDED that if the Fixed Charge Coverage Ratio of PRIMEDIA before giving effect to such transaction is within the range set forth in column (A) below, then the pro forma Fixed Charge Coverage Ratio of the surviving entity shall be at least equal to the lesser of (x) the ratio determined by multiplying the percentage set forth in Column B by the Fixed Charge Coverage Ratio of PRIMEDIA prior to such transaction, and (y) the ratio set forth in Column C below:

                                                                                       (B)
(A)                                                                                    --          (C)
---------------------------------------------------------------------------------               ---------
1.11:1 to 1.99:1.................................................................          90%      1.5:1
2.00:1 to 2.99:1.................................................................          80%      2.1:1
3.00:1 to 3.99:1.................................................................          70%      2.4:1
4.00:1 or more...................................................................          60%      2.5:1

    PAYMENTS FOR CONSENT. Neither PRIMEDIA nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms of provisions of the Note Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

GUARANTEES

    GUARANTEES. The Notes are fully and unconditionally guaranteed on a senior basis, jointly and severally, by each of the domestic Restricted Subsidiaries other than Partially Owned Restricted Subsidiaries (collectively, the "Guarantors"). In the event that any guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of any Guarantor under such guarantee would be reduced to the maximum amount permissible under the applicable fraudulent conveyance or similar law. The foregoing guarantees (the "Guarantees") rank PARI PASSU with the guarantees made for the benefit of the lenders under the Credit Facilities and with guarantees made for the benefit of the holders of the Outstanding Notes. No Unrestricted Subsidiary or Partially Owned Restricted Subsidiary shall become a guarantor of any Indebtedness of PRIMEDIA or any Restricted Subsidiaries unless such Unrestricted Subsidiary or Partially Owned Restricted Subsidiary becomes a guarantor of the Notes. The Company does not currently have any Partially Owned Restricted Subsidiaries.

    RELEASES OF GUARANTEES. Upon the sale or disposition (by merger or otherwise) of any Guarantor by PRIMEDIA or any subsidiary of PRIMEDIA to any entity that is not an affiliate of PRIMEDIA or any of its subsidiaries and which sale or disposition is otherwise in compliance with the terms of the Note Indenture, each such Guarantor is sold or disposed of for at least fair market value (evidenced by a resolution of the Board of Directors of PRIMEDIA set forth in an Officer's Certificate delivered to the Trustee) (the foregoing proviso shall not apply to the sale or disposition of a Guarantor in a foreclosure proceeding to the extent that such proviso would be inconsistent with the requirements of the Uniform Commercial Code).

    THE GUARANTORS. The Guarantors on the date of this Prospectus are set forth below:

The Apartment Guide of Nashville, Inc.

Argus Publishers Corporation

American Heat Video Productions, Inc.

ASTN, Inc.

A WEP Company

Bacon's Information, Inc.

Bankers Consulting Company

Bowhunter Magazine, Inc.

Canoe & Kayak, Inc.

Cardinal Business Media, Inc.

Cardinal Business Media Holdings, Inc.

Channel One Communications Corp.

Climbing, Inc.

Cover Concepts Marketing Services, LLC

Cowles Business Media, Inc.

Cowles Enthusiast Media, Inc.

Cowles History Group, Inc.

CSK Publishing Company Incorporated

Cumberland Publishing, Inc.

DRF Finance, Inc.

Daily Racing Form, Inc.

Data Book, Inc.

The Electronics Source Book, Inc.

Excellence in Training Corporation

Films for the Humanities & Sciences, Inc.

Funk & Wagnalls Yearbook Corp.

Gareth Stevens, Inc.

GO LO Entertainment, Inc.

Guinn Communications, Inc.

Haas Publishing Companies, Inc.

Health & Sciences Network, Inc.

Horse & Rider, Inc.

Intermodal Publishing Company, Ltd.

IDTN Leasing Corporation

Industrial Training Systems Corporation

IntelliChoice, Inc.

Intertec Market Reports, Inc.

Intertec Presentations, Inc.

Intertec Publishing Corporation

K-III HPC, Inc.

K-III Prime Corporation

Kitplanes Acquisition Company

Law Enforcement Television Network, Inc.

Lifetime Learning Systems, Inc.

Little Rock Apartment Guide, Inc.

Lockert Jackson & Associates, Inc.

Low Rider Publishing Group, Inc.

McMullen Argus Publishing, Inc.

Memphis Apartment Guide, Inc.

Musical America Publishing, Inc.

Nelson Information, Inc.

Pictorial, Inc.

Plaza Communications, Inc.

PRIMEDIA Holdings III Inc.

PRIMEDIA Information Inc.

PRIMEDIA Magazines Inc.

PRIMEDIA Magazines Finance Inc.

PRIMEDIA Reference Inc.

PRIMEDIA Special Interest Publications Inc.

PRIMEDIA Workplace Learning, Inc.

QWIZ, Inc.

R.E.R. Publishing Corporation

RetailVision, Inc.

Simba Information, Inc.

Southwest Art, Inc.

Straight Down, Inc.

Symbol of Excellence Publishers, Inc.

Tel-A-Train, Inc.

The Virtual Flyshop, Inc.

TI-IN Acquisition Corporation

Vegetarian Times, Inc.

Weekly Reader Corporation

Westcott Communications Michigan, Inc.

Westcott ECI, Inc.

Western Empire Publications, Inc.

    The Company currently does not have any Partially Owned Restricted Subsidiaries.

EVENTS OF DEFAULT AND REMEDIES

    The Note Indenture provides that each of the following constitutes an "Event of Default": (i) the failure to make any payment of interest on the Notes when the same becomes due and payable and the continuance of such failure for a period of 30 days; (ii) the failure to make any payment when due of principal or premium on the Notes, whether at maturity, or upon acceleration, redemption or otherwise; (iii) failure by PRIMEDIA to comply with any of its other agreements in the Note Indenture or the Notes and such Default continues for 30 days after receipt of a written notice from the Trustee or holders of at least 30% of the aggregate principal amount of the Notes then outstanding, specifying such Default and requiring that it be remedied; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by PRIMEDIA or any of its Restricted Subsidiaries (or the payment of which is guaranteed by PRIMEDIA or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee is now existing or thereafter created in the future, if either (A) such default is the failure to pay the final scheduled principal installment in an amount of at least $10 million in respect of any such Indebtedness on the stated maturity date thereof (after giving effect to any extension of such maturity date by the holder of such Indebtedness and after the expiration of any grace period in respect of such final scheduled principal installment contained in the instrument under which such Indebtedness is outstanding) or (B) as a result of such default the maturity of such Indebtedness has been accelerated prior to its express maturity and the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been accelerated, aggregates $20 million or more; provided that an Event of Default shall not be deemed to occur with respect to any accelerated indebtedness which is repaid or prepaid within 20 days after such declaration;
(v) failure by PRIMEDIA or any of its Restricted Subsidiaries to pay certain final judgments that exceed $15 million individually or $25 million in the aggregate, which judgments are not discharged, satisfied, stayed, annulled or rescinded within 60 days after their entry; (vi) certain events of bankruptcy or insolvency with respect to PRIMEDIA or any of its Restricted Subsidiaries; and
(vii) except as permitted by the Note Indenture and the Notes, the cessation of the effectiveness of the guarantees or the finding in any judicial proceeding that the Guarantees are unenforceable or invalid or the denial or disaffirmation by any guarantor of its obligations under its Guarantee. The term "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of the Notes a notice of the Default or Event of Default within 30 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the Trustee, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note or that results from a failure to comply with the CHANGE OF CONTROL covenant, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of the holders of the Notes.

    If an Event of Default (other than an Event of Default with respect to PRIMEDIA resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee by written notice to PRIMEDIA, or the holders of at least 30% of the principal amount of the Notes then outstanding by written notice to PRIMEDIA and the Trustee, may, and such Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on the Notes to be due and payable, as specified below. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs with respect to PRIMEDIA, all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences upon conditions provided in the Note Indenture. Subject to certain restrictions set forth in the Note Indenture, the holders of at least a majority in principal amount of the outstanding Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences (including waivers obtained in connection with a tender offer or exchange offer for Notes), except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on, the Notes (including, without limitation, pursuant to any mandatory or optional redemption obligation under the Note Indenture) or a continuing Default or Event of Default resulting from the failure to comply with the CHANGE OF CONTROL or LIMITATIONS ON ASSET SALES covenants. When a Default or Event of Default is waived, it is cured and ceases. A holder of Notes may not pursue any remedy with respect to the Note Indenture, the Notes or any Guarantee unless: (1) the holder gives to the Trustee written notice of a continuing Event of Default; (2) the holders of at least 30% in principal amount of such Notes outstanding make a written request to the Trustee to pursue the remedy; (3) such holder or holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense (including, without limitation, fees of counsel); (4) the Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity; and (5) during such 30-day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which is inconsistent with the request.

    PRIMEDIA is required to deliver to the Trustee annually a statement regarding compliance with the Note Indenture, and PRIMEDIA is required upon becoming aware of any Default or Event of Default to deliver a statement to the Trustee specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

    No director, officer, employee, incorporator or shareholder of PRIMEDIA, as such, shall have any liability for any obligations of PRIMEDIA under the Notes, the Note Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE NOTE INDENTURE AND THE NOTES

    If PRIMEDIA irrevocably deposits, or causes to be deposited, in trust with the Trustee or the Paying Agent, at any time prior to the stated maturity of the Notes or the date of redemption of all the outstanding Notes, as trust funds in trust, money or direct noncallable obligations of or guaranteed by the United States of America in an amount sufficient (without reinvestment thereof) to pay timely and discharge the entire principal of the then outstanding Notes and all interest due thereon to maturity or redemption, the Note Indenture shall cease to be of further effect as to all outstanding Notes (except, among other things, as to (i) remaining rights of registration of transfer and substitution and exchange of the Notes, (ii) rights of holders to receive payment of principal of and interest on the Notes, and (iii) the rights, obligations and immunities of the Trustee).

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Note Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and PRIMEDIA may require a holder to pay any taxes and fees required by law or permitted by the Note Indenture. PRIMEDIA is not required to transfer or exchange any Note selected for redemption. Also, PRIMEDIA is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraph, the Note Indenture, the Guarantees or the Notes may be amended or supplemented with the consent of the holders of at least 51% in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes and the New Notes), and any existing default or compliance with any provision of the Note Indenture or the Notes may be waived with the consent of the holders of 51% in principal amount of the then outstanding Notes and the New Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes) (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or purchase price in connection with repurchases of the Notes with proceeds of Asset Sales, upon a Change of Control or otherwise, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes or that resulted from a failure to comply with the CHANGE OF CONTROL or LIMITATIONS ON ASSET SALES covenants (except a rescission of acceleration of the Notes by the holders of at least 51% in aggregate principal amount of the Notes and the New Notes), (v) make any Notes payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Note Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note or (viii) make any change in the foregoing.

    Notwithstanding the foregoing, without the consent of any holder of the Notes, PRIMEDIA and the Trustee may amend or supplement the Note Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of PRIMEDIA's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Note Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Note Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Note Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of PRIMEDIA, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within ninety days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Note Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Note Indenture at the request of any of the holders of the Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Note Indenture without charge by writing to: PRIMEDIA Inc., 745 Fifth Avenue, New York, NY 10151, Attention: Warren Bimblick, Vice President, Investor Relations.

BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the New Notes will be issued in fully registered form, without coupons. The New Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee, in the form of one or more global New Notes.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Note Indenture. Reference is made to the Note Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Adjusted Consolidated Net Income" means, with respect to any person for any period, (i) the Consolidated Net Income of such person for such period, plus
(ii) in the case of PRIMEDIA and its Restricted Subsidiaries, all cash received during such period by PRIMEDIA or any Restricted Subsidiary from its Unrestricted Subsidiaries from the payment of dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the Notes and have a longer Average Life than the Notes), but only to the extent such cash payments are not otherwise included in "Adjusted Consolidated Net Income." Each item of Adjusted Consolidated Net Income will be determined in conformity with GAAP, except that, for purposes of the application of Accounting Principles Board Opinions Nos. 16 and 17, such person may select any amortization practice allowable by GAAP up to 40 years, notwithstanding the use of a different amortization in such person's consolidated financial statements. Any designation of a Subsidiary of PRIMEDIA as a Restricted Subsidiary or Unrestricted Subsidiary at or prior to the time of the calculation of Adjusted Consolidated Net Income of a Subsidiary will be treated as if it had occurred at the beginning of the applicable period.

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "Asset Sale" means, with respect to any person, the sale, lease, conveyance, disposition or other transfer by the referent person of any of its assets (including by way of a sale-and-leaseback and including the sale or other transfer of any of the Capital Stock of any Subsidiary of the referent person); provided, that notwithstanding the foregoing, the term "Asset Sale" shall not include the sale, lease, conveyance, disposition or other transfer of (i) with respect to any Unrestricted Subsidiary, (A) any assets not constituting all or substantially all of the assets of any Net Cash Flow Unrestricted Subsidiary and (B) any Capital Stock or any assets of any Restricted Payment Unrestricted Subsidiary, (ii) all or substantially all of the assets of PRIMEDIA, as permitted pursuant to the MERGER, CONSOLIDATION OR SALE OF ASSETS covenant, (iii) any assets between PRIMEDIA, any Restricted Subsidiary or any Unrestricted Subsidiary, (iv) any sale, conveyance, disposition or other transfer of (A) cash and cash equivalents, (B) inventory in the ordinary course of business and (C) any other tangible or intangible asset, in each case in the ordinary course of business of PRIMEDIA or its Restricted Subsidiaries or (v) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof.

    "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than KKR and its Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) 35 percent (35%) of the total voting power of the then outstanding voting stock of PRIMEDIA and (B) the total voting power of the then outstanding voting stock of PRIMEDIA beneficially owned by KKR and its Affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted PRIMEDIA's Board of Directors (together with any new directors whose election by PRIMEDIA's Board of Directors or whose nomination for election by PRIMEDIA's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

    "Consolidated Cash Flow" means, with respect to any person for any period, the Adjusted Consolidated Net Income of such person for such period plus (a) (i) with respect to any Restricted Subsidiary other than a Partially Owned Restricted Subsidiary, provision for taxes based on income or profits to the extent such provision for taxes was included in computing Adjusted Consolidated Net Income and (ii) with respect to any Partially Owned Restricted Subsidiary, the Pro Rata Portion of any provision for taxes based on income or profits to the extent such provision for taxes was included in computing Adjusted Consolidated Net Income, plus (b) (i) with respect to any Restricted Subsidiary other than a Partially Owned Restricted Subsidiary, consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments), and (ii) with respect to any Partially Owned Restricted Subsidiary, the Pro Rata Portion of consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments), plus (c) (i) with respect to any Restricted Subsidiary other than a Partially Owned Restricted Subsidiary, depreciation, amortization and other non-cash charges to the extent such depreciation, amortization and other non-cash charges were deducted in computing Adjusted Consolidated Net Income (including amortization of goodwill and other intangibles) and (ii) with respect to any Partially Owned Restricted Subsidiary, the Pro Rata Portion of depreciation, amortization and other non-cash charges to the extent such depreciation, amortization and other non-cash charges were deducted in computing Adjusted Consolidated Net Income (including amortization of goodwill and other intangibles) ; provided, with respect to the calculation of a person's Debt to Consolidated Cash Flow Ratio, that if, during such period, (a) such person or any of its Subsidiaries shall have made any Asset Sales (other than, in the case of PRIMEDIA and its Restricted Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales), Consolidated Cash Flow of such person for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable to the assets or Capital Stock which are the subject of such Asset Sales for such period or increased by an amount equal to the Consolidated Cash Flow (if negative), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable thereto for such period and (b) such person or any of its Subsidiaries (other than, in the case of PRIMEDIA and its Restricted Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including without limitation, any acquisition of assets or Capital Stock occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated Cash Flow of such person shall be calculated (notwithstanding clause (a) of the definition of Consolidated Net Income) as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period. Consolidated Cash Flow of such person shall be determined for any period without regard to changes in Working Capital of such person and its Subsidiaries during such period.

    "Consolidated Fixed Charges" means, with respect to any person for any period, the (a) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments) and (b) the amount of all cash dividend payments on all series of preferred stock other than cash dividends on preferred stock of Unrestricted Subsidiaries and cash dividends paid to such person or its Subsidiaries; PROVIDED, that with respect to Partially Owned Restricted Subsidiaries, only the Pro Rata Portion of any amounts covered by clauses (a) and (b) above shall be included in calculating Consolidated Fixed Charges; provided further that if during such period (i) such person or any of its Subsidiaries shall have made any Asset Sales (other than, in the case of PRIMEDIA and its Restricted Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales). Consolidated Fixed Charges of such person for such period shall be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to the assets which are the subject of such Asset Sales for such period and (ii) such person or any of its Subsidiaries (other than, in the case of PRIMEDIA and its Restricted Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including, without limitation, any acquisition of assets or Capital Stock occurring in connection with the transaction causing a calculation to be made hereunder, Consolidated Fixed Charges of such person shall be calculated as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period.

    "Consolidated Net Cash Flow" means, with respect to any person for any period, the aggregate Consolidated Cash Flow of such person for such period, MINUS (a) capital expenditures of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof), MINUS (b) the aggregate amount of all cash dividends paid by such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata

Portion thereof) to holders of its Capital Stock other than to such person or its Subsidiaries, MINUS (c) the aggregate amount of all taxes based on income or profits paid by such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof) other than to such person or its Subsidiaries MINUS (d) cash Interest Expense of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof), MINUS, (e) repayments of principal of Indebtedness by such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof), MINUS (f) any increases in Working Capital of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof), and PLUS (g) any decreases in Working Capital of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof), in each case, for such period and determined in accordance with GAAP; PROVIDED that in calculating the amount referred to in clause (f) or (g) above, as the case may be, for any period during which PRIMEDIA or any of its Restricted Subsidiaries has consummated an Asset Sale (other than, in the case of PRIMEDIA and its Restricted Subsidiaries, sales of Capital Stock of, cash or any assets of Unrestricted Subsidiaries which constitute Asset Sales), the portion of the change in Working Capital for such period attributable to the entity or business sold or purchased shall be based
(x) in the case of such an Asset Sale, on the change in Working Capital attributable to the entity or business sold from the first day of such period to the date of the consummation of such sale and (y) in the case of an acquisition, on the change in Working Capital attributable to the entity or business acquired from the date of consummation of such acquisition to the last day of such period.

    "Consolidated Net Income" means, with respect to any person for any period, the aggregate net income (or loss) of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, with respect to any Partially Owned Restricted Subsidiary, including only the Pro Rata Portion of the net income (or loss) of such Partially Owned Restricted Subsidiary as of any date of determination of Consolidated Net Income for PRIMEDIA and its Restricted Subsidiaries) for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the net income (or loss) of any person which is not a Subsidiary or is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the Notes and have a longer Average Life than the Notes) paid to the referent person or a Subsidiary of the referent person, (ii) except to the extent includable pursuant to the foregoing clause (i), the income (or loss) of any person accrued prior to the date it becomes a Subsidiary of such person or is merged into or consolidated with such person or any of its Subsidiaries or that person's assets are acquired by such person or any of its Subsidiaries shall be excluded, (iii) any gains or losses attributable to Asset Sales net of related tax costs or tax benefits, as the case may be, shall be excluded and (iv) the net income of any Unrestricted Subsidiary (and, solely for purposes of the RESTRICTED PAYMENTS covenant, the net income of any Partially Owned Restricted Subsidiary) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Unrestricted Subsidiary (or, solely for the purposes of the RESTRICTED PAYMENTS covenant, any Partially Owned Restricted Subsidiary) of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders that, in each such case, has not been legally waived or otherwise satisfied.

    "Consolidated Net Worth" means, at any date of determination, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of the referent person and its Subsidiaries on a consolidated basis, less amounts attributable to Redeemable Stock, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), except that all effects of the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations shall be disregarded.

    "Credit Facilities" means, collectively, the Bank Credit Facility and the New Credit Facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, refunded or refinanced from time to time, as permitted in clause (i) of the second paragraph of the INCURRENCE OF INDEBTEDNESS covenant.

    "Currency Agreement" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

    "Debt to Consolidated Cash Flow Ratio" means the ratio of all Indebtedness of PRIMEDIA and its Restricted Subsidiaries to Consolidated Cash Flow.

    "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "Existing Indebtedness" means Indebtedness of PRIMEDIA and its Subsidiaries (other than the Credit Facilities and the Outstanding Notes) in existence on the date of the Note Indenture, until such amounts are repaid.

    "Fixed Charge Coverage Ratio" means the ratio of Consolidated Cash Flow to Consolidated Fixed Charges.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of the Note Indenture.

    "Indebtedness" of any person is defined as any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Currency Agreements and Interest Rate Agreements. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Note Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured. For the purpose of determining the aggregate Indebtedness of PRIMEDIA and its Restricted Subsidiaries, such Indebtedness shall exclude (a) the Indebtedness of any Unrestricted Subsidiary of PRIMEDIA or any Unrestricted Subsidiary of a Restricted Subsidiary and (b) with respect to any Partially Owned Restricted Subsidiary, the Pro Rata Portion of any Indebtedness of any Partially Owned Restricted Subsidiary of PRIMEDIA or any Partially Owned Restricted Subsidiary of a Restricted Subsidiary pursuant to which the lender thereunder does not have recourse to any of the assets of PRIMEDIA or any of its Restricted Subsidiaries.

    "Interest Expense" means, with respect to any person, for any period, the aggregate amount of interest in respect of Indebtedness (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net cost (benefit) associated with Interest Rate Agreements, and excluding amortization of deferred finance fees and interest recorded as accretion in the carrying value of liabilities (other than Indebtedness) recorded at a discounted value) and all but the principal component of rentals in respect of Capital Lease Obligations, paid, accrued or scheduled to be paid or accrued by such person during such period.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in interest rates.

    "Investment" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person. For the purposes of the RESTRICTED PAYMENTS and INVESTMENT IN UNRESTRICTED SUBSIDIARIES covenants described above, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of PRIMEDIA in good faith.

    "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Net Cash Flow Unrestricted Subsidiary" means an Unrestricted Subsidiary which is not a Restricted Payment Unrestricted Subsidiary.

    "Net Proceeds" shall mean, with respect to any Asset Sale, the aggregate cash proceeds (including any cash received by way of deferred payment pursuant to a note receivable issued in connection with such Asset Sale, other than the portion of such deferred payment constituting interest, and including any amounts received as disbursement or withdrawals from any escrow or similar account established in connection with any such Asset Sale, but, in either such case, only as and when so received) received by PRIMEDIA or any of its Subsidiaries in respect of such Asset Sale, net of (i) the cash expenses of such sale (including, without limitation, the payment of principal, premium, if any, and interest on Indebtedness required to be paid as a result of such Asset Sale (other than the Senior Notes and amounts repaid pursuant to the Credit Facilities) and legal, accounting and investment banking fees and sales commissions), (ii) taxes paid or payable as a result thereof, (iii) any portion of cash proceeds which PRIMEDIA determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by PRIMEDIA or any of its Subsidiaries shall constitute Net Proceeds on such date and (iv) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof.

    "Obligations" means any principal, interest, penalties, fee, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Partially Owned Restricted Subsidiary" means any Restricted Subsidiary other than a wholly-owned Restricted Subsidiary.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of PRIMEDIA or any of its Subsidiaries incurred in the ordinary course of business; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the date of the Note Indenture, PROVIDED that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of the item of property subject thereto,
(b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, (c) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and
(d) the incurrence of such Indebtedness is permitted by the INCURRENCE OF INDEBTEDNESS covenant; (vii) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(ix) judgment and attachment Liens not giving rise to an Event of Default; (x) leases or subleases granted to others not interfering in any material respect with the business of PRIMEDIA or any of its Subsidiaries; (xi) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the industry, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements; (xii) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of PRIMEDIA or its Subsidiaries; (xiii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by PRIMEDIA or any of its Subsidiaries in the ordinary course of business of PRIMEDIA and its Subsidiaries; (xiv) any interest or title of a lessor in the property subject to any Capital Lease Obligation or operating lease; (xv) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xvi) Liens permitted by the Credit Facilities as in effect on the date of the Note Indenture; (xvii) Liens securing Indebtedness described in clause
(xii) of the second paragraph of the INCURRENCE OF INDEBTEDNESS covenant; (xviii) Liens between PRIMEDIA and any Restricted Subsidiary or between Restricted Subsidiaries; (xix) Liens securing letters of credit in an amount not to exceed $75 million in the aggregate at any one time; (xx) Liens in an amount not to exceed $50 million in the aggregate at any one time and (xxi) Liens incurred by Partially Owned Restricted Subsidiaries which do not exceed 10% of Total Assets in the aggregate at any one time.

    "PRO RATA PORTION" means, with respect to any Partially Owned Restricted Subsidiary, the percentage of such Partially Owned Restricted Subsidiary's outstanding Equity Interests beneficially owned by PRIMEDIA and its Restricted Subsidiaries.

    "Redeemable Stock" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the stated maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the stated maturity of the Notes, or is, by its terms or upon the happening of any event, redeemable at the option of the holder thereof, in whole or in part, at any time prior to the stated maturity of the Notes except for Equity Interests of PRIMEDIA issued to present and former members of management of PRIMEDIA and its Subsidiaries pursuant to subscription and option agreements in effect on the date of the Note Indenture and common stock and options of PRIMEDIA issued to future members of management of PRIMEDIA and its Subsidiaries pursuant to subscription agreements executed subsequent to the date of the Note Indenture containing provisions for the repurchase of such common stock and options upon death, disability or termination of employment of such persons which are substantially identical to those contained in the subscription agreements in effect on the date of the Note Indenture; PROVIDED that for purposes of the "LIMITATION OF RESTRICTED PAYMENTS" covenant and that for purposes of the definition of Indebtedness, Redeemable Stock does not include the Series B Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock.

    "Restricted Payment Unrestricted Subsidiary" means an Unrestricted Subsidiary which was capitalized exclusively with a permitted Restricted Payment or with the proceeds from the issuance of an Equity Interest by PRIMEDIA or with the proceeds of the sale of stock or substantially all of the assets of any other Unrestricted Subsidiary which was capitalized with such funds to the extent that a liquidating dividend is paid to PRIMEDIA for any Restricted Subsidiary from the proceeds of such sale.

    "Restricted Subsidiary" means a Subsidiary of PRIMEDIA which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that immediately after giving effect to such designation, PRIMEDIA could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant on a pro forma basis taking into account such designation.

    "Subsidiary" of any person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof.

    "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries.

    "Transfers" means (i) any payment of interest on Indebtedness, dividends or repayments of loans or advances and (ii) any other transfers of assets, in each case from an Unrestricted Subsidiary to PRIMEDIA or any of its Restricted Subsidiaries.

    "Unrestricted Subsidiary" means (i) any Subsidiary of PRIMEDIA which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of PRIMEDIA, as provided below) and (ii) any subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of PRIMEDIA (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of PRIMEDIA which is not a Subsidiary of the Subsidiary to be so designated; PROVIDED that
(a) PRIMEDIA certifies that such designation complies with the LIMITATION ON RESTRICTED PAYMENTS AND INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenants, and
(b) the Subsidiary to be so designated
has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of PRIMEDIA or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that immediately after giving effect to such designation, PRIMEDIA could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the INCURRENCE OF INDEBTEDNESS covenant on a pro forma basis taking into account such designation.

    "Working Capital" means, with respect to any person for any period, the current assets of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof) on a consolidated basis, after excluding therefrom cash and cash equivalents and deferred income taxes, less the current liabilities of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof) on a consolidated basis, after excluding therefrom, in each case to the extent otherwise included therein, all short-term Indebtedness for borrowed money, the current portion of any long-term Indebtedness, liabilities arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business, PROVIDED that such liabilities are extinguished within three business days of this incurrence, and deferred income taxes of such person and its Subsidiaries (and in the case of PRIMEDIA and its Restricted Subsidiaries, excluding Unrestricted Subsidiaries and, in the case of Partially Owned Restricted Subsidiaries, including only the Pro Rata Portion thereof).

       DESCRIPTION OF PREFERRED STOCK AND 8 5/8% SUBORDINATED DEBENTURES

    The form and terms of the New Preferred Stock are the same as the form and terms of the Old Preferred Stock except that (i) the New Preferred Stock will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Preferred Stock will not be entitled to certain rights of holders of the Old Preferred Stock under the Registration Rights Agreement which will terminate upon the consummation of the Exchange Offers. The form and terms of the New Subordinated Debentures will be the same as the Old Subordinated Debentures, except that the New Subordinated Debentures will have been registered under the Securities Act. Set forth herein is a summary of the material terms of the Preferred Stock and the 8 5/8% Subordinated Debentures. Such summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Designations for the Old Preferred Stock, the Certificate of Designations for the New Preferred Stock (together, the "Certificates of Designations") and the 8 5/8% Debenture Indenture (which relates to both the Old Subordinated Debentures and the New Subordinated Debentures) relating thereto.

                              THE PREFERRED STOCK

GENERAL

    2,500,000 shares of the New Preferred Stock and the Old Preferred Stock with a liquidation preference of $100.00 per share will be or have been, respectively, authorized for issuance pursuant to the respective Certificates of Designations. The Preferred Stock ranks junior in right of payment to all liabilities and obligations (whether or not for borrowed money) of PRIMEDIA (other than Common Stock of PRIMEDIA, the Series D Preferred Stock, the Series F Preferred Stock and any preferred stock of PRIMEDIA which by its terms is on parity with or junior to the Preferred Stock). In addition, creditors and stockholders of PRIMEDIA's subsidiaries will also have priority over the Preferred Stock with respect to claims on the assets of such subsidiaries. See "Risk Factors--Subordination of Preferred Stock and 8 5/8% Subordinated Debentures; Holding Company Structure." The Preferred Stock is fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith.

    Neither the stated value nor the liquidation preference of the Preferred Stock is necessarily indicative of the price at which shares of Preferred Stock will actually trade at or after the time of the issuance, and the Preferred Stock may trade at prices below its stated value. The market price of the Preferred Stock can be expected to fluctuate with changes in the market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.

RANK

    The Preferred Stock's dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all classes of Common Stock and each other class of capital stock or series of preferred stock established by the board of directors of PRIMEDIA which does not expressly provide that it ranks senior to or on a parity with the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to with the Common Stock as "Junior Securities") and (ii) on a parity with, the Series D Preferred Stock, the Series F Preferred Stock and each other series of preferred stock established by the board of directors of PRIMEDIA, which expressly provides that such series will rank on a parity with the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively, "Future Parity Securities" and together with the Series D Preferred Stock and the Series F Preferred Stock, the "Parity Securities") and
(iii) junior to each other class of capital stock or series of preferred stock established by the board of directors which expressly provides that it ranks senior to the Preferred Stock. The Certificates of Designations for the Preferred Stock provide that, without the affirmative vote or consent of at least a majority of the then outstanding shares of Preferred Stock, voting together with the holders of any other then outstanding shares of Parity Securities entitled to vote thereon, the Company will not issue any other series of preferred stock the terms of which specifically provide that such series will rank senior to the Series D Preferred Stock, the Series F Preferred Stock and the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Senior Securities"), subject to certain exceptions. See "--Limitation on Issuance of Senior Preferred Stock." The Preferred Stock will be subject to the future issuance of Junior Securities and Parity Securities. 2,000,000 shares of the Series D Preferred Stock ($200,000,000 aggregate liquidation preference) were issued and outstanding and 1,250,000 shares of the Series E Preferred Stock ($125,000,000 aggregate liquidation preference) were issued and outstanding. See "Description of Capital Stock of the Company."

DIVIDENDS

    Holders of Preferred Stock will be entitled to receive, when, as and if declared by the board of directors of PRIMEDIA, out of funds legally available therefor, dividends in cash on the Preferred Stock, at an annual amount equal to $8.625 per share. Dividends on the Old Preferred Stock have accrued and are cumulative from the original date of issuance thereof to the date on which shares of Old Preferred Stock are surrendered and shall be paid on the first dividend payment date after the New Preferred Stock is exchanged for the Old Preferred Stock. Dividends on the New Preferred Stock will accrue and be cumulative from the date the New Preferred Stock is exchanged for the Old Preferred Stock. Dividends on the Preferred Stock are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 1998. Dividends, whether or not declared, will cumulate without interest until declared and paid.

    No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Preferred Stock. If full dividends are not so paid, the Preferred Stock shall share dividends pro rata with the Parity Securities. No dividends may be paid or set apart for such payment on Junior Securities (except dividends on Junior Securities in additional shares of Junior Securities) and no Junior Securities may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full dividends have not been paid on the Preferred Stock. Accumulated unpaid dividends will not bear interest.

OPTIONAL REDEMPTION

    The Preferred Stock is not redeemable at PRIMEDIA's option before April 1, 2003. Thereafter, the Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor), in whole or in part, at the option of PRIMEDIA, at the redemption prices per share set forth below plus accrued and unpaid dividends to the applicable redemption date (including an amount equal to a prorated dividend from the last payment date to the redemption date), if redeemed during the twelve-month period beginning April 1 of the years indicated below:

                                                              REDEMPTION
                                                              PRICE PER
YEAR                                                            SHARE
----------------------------------------------------------  --------------
2003......................................................    $  104.313
2004......................................................       102.875
2005......................................................       101.438
2006 and thereafter.......................................       100.000

    In addition, up to $125.0 million of the aggregate liquidation preference of the Preferred Stock may be redeemed at the option of PRIMEDIA at any time prior to April 1, 2001 at a price per share of $108.625, plus accrued and unpaid dividends to the redemption date, out of the net proceeds of one or more Public Equity Offerings; PROVIDED such redemption occurs within 180 days of such Public Equity Offering.

    In the event of partial redemptions of Preferred Stock, the shares to be redeemed will be determined pro rata, except that PRIMEDIA may redeem such shares held by any holders of fewer than 100 shares (or shares held by holders who would hold less than 100 shares as a result of such redemption), as may be determined by PRIMEDIA. The Credit Facilities and the Senior Note Indentures restrict the ability of PRIMEDIA to redeem the Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financing Arrangements."

MANDATORY REDEMPTION

    On April 1, 2010, PRIMEDIA will be required to redeem (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) all outstanding shares of Preferred Stock at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption.

PROCEDURE FOR REDEMPTION

    On and after a redemption date, unless PRIMEDIA defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price. PRIMEDIA will send a written notice of redemption by first class mail to each holder of record of shares of Preferred Stock, not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption. Shares of Preferred Stock issued and reacquired will, upon compliance with the applicable requirements of Delaware law, have the status of authorized but unissued shares of preferred stock of PRIMEDIA undesignated as to series and may with any and all other authorized but unissued shares of preferred stock of PRIMEDIA be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of PRIMEDIA, except that such shares may not be reissued or sold as shares of Preferred Stock.

EXCHANGE

    PRIMEDIA may, at its option, on any scheduled dividend payment date, exchange the Preferred Stock, in whole but not in part, for the 8 5/8% Subordinated Debentures. See "--The 8 5/8% Subordinated Debentures" below for the terms of the 8 5/8% Subordinated Debentures. Holders of Preferred Stock so exchanged will be entitled to receive the principal amount of 8 5/8% Subordinated Debentures equal to $100.00 for each $100.00 of liquidation preference of Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a prorated dividend from the last dividend payment date to the exchange date). The 8 5/8% Subordinated Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. An amount in cash may be paid to holders for any principal amount otherwise issuable which is less than $1,000. Following such exchange, all dividends on the Preferred Stock will cease to accrue, the rights of the holders of Preferred Stock as stockholders of PRIMEDIA shall cease and the person or persons entitled to receive the 8 5/8% Subordinated Debentures issuable upon exchange shall be treated as the registered holder or holders of such 8 5/8% Subordinated Debentures. Notice of exchange will be mailed at least 30 days but not more than 60 days prior to the date of exchange to each holder of Preferred Stock. See "--The 8 5/8% Subordinated Debentures" below.

    In addition, under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if at the time of PRIMEDIA's payment of dividends on, redemption of or exchange of 8 5/8% Subordinated Debentures for, the Preferred Stock (i) PRIMEDIA is insolvent or rendered insolvent by reason thereof, (ii) PRIMEDIA is engaged in a business or transaction for which the Company's remaining assets constitute unreasonably small capital or (iii) PRIMEDIA intends to incur or believes that it would incur debts beyond its ability to pay such debts as they mature, then the relevant distribution to holders of Preferred Stock could be voided in whole or in part as a fraudulent conveyance and such holders could be required to return the same or equivalent amounts to or for the benefit of existing or future creditors of PRIMEDIA. The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally PRIMEDIA would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature.

    The Credit Facilities and the Senior Note Indentures restrict PRIMEDIA's ability to exchange the Preferred Stock for the 8 5/8% Subordinated Debentures.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of PRIMEDIA, holders of Preferred Stock will be entitled to be paid out of the assets of PRIMEDIA available for distribution $100.00 per share, plus any accrued and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Securities, including, without limitation, Common Stock. If upon any voluntary or involuntary liquidation, dissolution or winding-up of PRIMEDIA, the amounts payable with respect to the Preferred Stock and all other Parity Securities are not paid in full, the holders of the Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of PRIMEDIA in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the liquidation preferences to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets of PRIMEDIA. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of PRIMEDIA nor the consolidation or merger of PRIMEDIA with one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of PRIMEDIA.

    The Certificates of Designations for the Preferred Stock do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of Preferred Stock. In addition, PRIMEDIA is not aware of any provision of Delaware law or any controlling decision of the courts of the State of Delaware (the state of incorporation of the Company) that requires a restriction upon the surplus of PRIMEDIA solely because the liquidation preference of the Preferred Stock will exceed its par value. Consequently, there will be no restriction upon the surplus of PRIMEDIA solely because the liquidation preference of the Preferred Stock will exceed the par value and there will be no remedies available to holders of the Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of PRIMEDIA, solely by reason of the fact that such dividend would reduce the surplus of PRIMEDIA to an amount less than the difference between the liquidation preference and the Preferred Stock and its par value.

VOTING RIGHTS

    Holders of the Preferred Stock have no voting rights, except as provided by law or as set forth in the Certificates of Designations for the Preferred Stock. The Certificates of Designations provide that in the event that dividends on the Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of PRIMEDIA will be increased by two directors and the holders of the majority of the Preferred Stock, voting together as a class, will be entitled to elect two directors of the expanded Board of Directors. Such voting rights will continue until such time as all dividends in arrears on the Preferred Stock are paid in full.

    Under Delaware law, holders of the Preferred Stock will be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

LIMITATION ON ISSUANCE OF SENIOR PREFERRED STOCK

    The Certificates of Designations for the Preferred Stock provide that, without the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together with the holders of any other then outstanding shares of Parity Securities entitled to vote thereon, the Company will not issue any Senior Security; PROVIDED that the Company does not need the approval of such holders to issue shares of Senior Securities the proceeds of which are used to redeem or repurchase all shares of the then outstanding Preferred Stock and any other Parity Securities entitled to vote thereon.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    Unless the requisite holders of any Senior Security or any indebtedness of the Company have consented or granted a waiver with respect to such merger, consolidation or transfer of all or substantially all of the Company's assets, PRIMEDIA may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Preferred Stock, Series D Preferred Stock and Series F Preferred Stock, together with any outstanding shares of Future Parity Securities entitled to vote thereon, voting as one class, unless PRIMEDIA shall be the continuing person, or the person (if other than the Company) formed by such consolidation or into which PRIMEDIA is merged or to which the properties and assets of PRIMEDIA are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Preferred Stock had immediately prior to such transaction. If any fee is paid to any holder of Senior Securities or indebtedness in connection with obtaining the foregoing consent or waiver, PRIMEDIA shall pay to the holders of the Preferred Stock a fee equal to the aggregate liquidation preference thereof times a fraction, the numerator of which shall be the fee paid to such holders of Senior Securities and indebtedness and the denominator of which shall be the aggregate liquidation preference and aggregate principal amount of all Senior Securities and indebtedness, respectively, with respect to which such fee was paid. If the above-described payment in cash (or any portion thereof) would violate any agreement to which the Company is a party or any terms of any security of the Company then outstanding, then such payment or portion thereof may be made in additional shares of Preferred Stock, and if making such payment in additional shares of Preferred Stock would constitute such a violation, then such payment or portion thereof may be postponed until the terms of such agreement or security would permit such payment in cash or Preferred Stock.

    The description above includes a phrase relating to the merger, consolidation or transfer of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is the transfer agent and registrar for the Preferred Stock.

                       THE 8 5/8% SUBORDINATED DEBENTURES

GENERAL

    The 8 5/8% Subordinated Debentures will, if and when issued, be issued under the 8 5/8% Debenture Indenture, to be dated as of the date of first issuance (the "Exchange Date") of the 8 5/8% Subordinated Debentures, between PRIMEDIA and The Bank of New York (the "Subordinated Debenture Trustee"). The terms of the 8 5/8% Subordinated Debentures include those stated in the 8 5/8% Debenture Indenture and those made part of the 8 5/8% Debenture Indenture by reference to the Trust Indenture Act. The 8 5/8% Subordinated Debentures are subject to all such terms, and holders of the 8 5/8% Subordinated Debentures are referred to the 8 5/8% Debenture Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") for a statement thereof. Set forth herein is a summary of the material terms of the 8 5/8% Subordinated Debentures. Such summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the 8 5/8% Debenture Indenture, a copy of the proposed form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." Other capitalized terms used in this summary but not defined in this Prospectus shall have the meanings given to them in the 8 5/8% Debenture Indenture.

    The 8 5/8% Subordinated Debentures will be issued in registered form, without coupons, only in principal amounts of $1,000 and integral multiples thereof. The 8 5/8% Subordinated Debentures will represent general unsecured obligations of PRIMEDIA, and holders of the 8 5/8% Subordinated Debentures will rank junior in right of payment to holders of Senior Indebtedness. The 8 5/8% Subordinated Debentures are limited in aggregate principal amount to $250,000,000.

    Each 8 5/8% Subordinated Debenture will mature on April 1, 2010 and will bear interest from the date of issuance at the rate of 8 5/8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 commencing with the first of such dates to occur after the Exchange Date.

    Interest on the 8 5/8% Subordinated Debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The 8 5/8% Subordinated Debentures will be payable both as to principal and interest at the office or agency of PRIMEDIA maintained for such purpose within or without the City of New York, or, at the option of PRIMEDIA, payment of interest may be made by check mailed to the holders of the 8 5/8% Subordinated Debentures at their respective addresses set forth in the register of holders of the 8 5/8% Subordinated Debentures. Until otherwise designated by PRIMEDIA, the office maintained by PRIMEDIA for such purpose shall be the office of the Subordinated Debenture Trustee.

RANKING

    The right to payment of principal and interest on the 8 5/8% Subordinated Debentures will be subordinated to the prior payment in full of all "Senior Indebtedness." "Senior Indebtedness" is defined as all present or future Indebtedness, including all Indebtedness incurred under the Credit Facilities and the Senior Note Indentures, created, assumed, incurred or guaranteed by PRIMEDIA (and all renewals, extensions and refundings thereof), unless by its terms such Indebtedness is not senior to the 8 5/8% Subordinated Debentures. Senior Indebtedness does not include any Indebtedness of PRIMEDIA to any of its subsidiaries or trade indebtedness.

    Substantially all of the operations of PRIMEDIA are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors and creditors holding guarantees issued by such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of PRIMEDIA, including holders of the 8 5/8% Subordinated Debentures, even though such obligations do not constitute Senior Indebtedness.

    The amount of pro forma senior indebtedness (including indebtedness and other current and non-current liabilities of PRIMEDIA's subsidiaries) as of December 31, 1997 was approximately $1,908.7 million. None of such indebtedness is secured. See "Risk Factors--Subordination of Preferred Stock and 8 5/8% Subordinated Debentures; Holding Company Structure."

    The 8 5/8% Debenture Indenture provides that no payment of principal of or interest on the 8 5/8% Subordinated Debentures, whether pursuant to the terms of the 8 5/8% Subordinated Debentures or otherwise, may be made (i) if a default in payment of any Senior Indebtedness occurs and has not been cured or waived, (ii) for a period of 180 days upon the occurrence of a default (other than a payment default) in respect of Senior Indebtedness and for successive periods of 180 days if the default is continuing at the end of such 180 day period or another default (other than a payment default) in respect of Senior Indebtedness has occurred or (iii) upon the maturity of any Senior Indebtedness, prior to the payment of all Obligations with respect to Senior Indebtedness that is then due and payable. In addition, upon the acceleration of the 8 5/8% Subordinated Debentures prior to their stated maturity, holders of the Senior Indebtedness will receive payment in full before any payment will be made to holders of the 8 5/8% Subordinated Debentures. By reason of such subordination, in the event of insolvency, holders of the Senior Indebtedness will receive payment in full prior to any payment being made to holders of 8 5/8% Subordinated Debentures.

OPTIONAL REDEMPTION

    The 8 5/8% Subordinated Debentures are not redeemable at PRIMEDIA's option before April 1, 2003. Thereafter, the 8 5/8% Subordinated Debentures will be subject to redemption at the option of PRIMEDIA, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning April 1 of the years indicated below.

YEAR                                                            PERCENTAGE
--------------------------------------------------------------  -----------
2003..........................................................     104.313%
2004..........................................................     102.875
2005..........................................................     101.438
2006 and thereafter...........................................     100.000

    In addition, at any time prior to April 1, 2001, up to $125.0 million of the 8 5/8% Subordinated Debentures may be redeemed at a redemption price of 108.625% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of one or more Public Equity Offerings, provided such redemption occurs within 180 days of such Public Equity Offering.

    The Credit Facilities and the Senior Note Indentures restrict the redemption or prepayment of the 8 5/8% Subordinated Debentures.

CHANGE OF CONTROL

    HOLDERS' RIGHT TO REQUIRE REPURCHASE UPON CHANGE OF CONTROL. Upon the occurrence of a Change of Control, subject to the two last sentences of this paragraph, each holder shall have the right to require the repurchase of such holder's 8 5/8% Subordinated Debentures pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount of such 8 5/8% Subordinated Debentures plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). If there is a Change of Control under the 8 5/8% Debenture Indenture there will also be a Change of Control under the Class D Debenture Indenture, the Class F Debenture Indenture and the Senior Note Indentures and, upon the earlier of 30 days from the Change of Control and the date payment is required for any tendered Senior Notes, Class D Subordinated Debentures, Class F Subordinated Debentures or 8 5/8% Subordinated Debentures, indebtedness under the Credit Facilities will be accelerated. Within the later of 40 days following any Change of Control and the date that the conditions set forth in the penultimate sentence are satisfied, PRIMEDIA shall mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the "Change of Control" covenant of the 8 5/8% Debenture Indenture and that all 8 5/8% Subordinated Debentures tendered will be accepted for payment; (2) the purchase price and the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (3) that any 8 5/8% Subordinated Debentures not tendered will continue to accrue interest; (4) that, unless PRIMEDIA defaults in the payment of the Change of Control Payment, all 8 5/8% Subordinated Debentures accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any 8 5/8% Subordinated Debentures purchased pursuant to a Change of Control Offer will be required to surrender the 8 5/8% Subordinated Debentures, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the 8 5/8% Subordinated Debenture completed, to the Paying Agent (as defined in the 8 5/8% Debenture Indenture) at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the 8 5/8% Subordinated Debentures delivered for purchase, and a statement that such holder is withdrawing his election to have such 8 5/8% Subordinated Debentures purchased; and (7) that holders whose 8 5/8% Subordinated Debentures are being purchased only in part may be issued new
8 5/8% Subordinated Debentures equal in principal amount to the unpurchased portion of the 8 5/8% Subordinated Debentures surrendered; PROVIDED that each 8 5/8% Subordinated Debenture purchased and each such new 8 5/8% Subordinated Debenture issued by PRIMEDIA will be in a principal amount of $1,000 or integral multiples thereof. Notwithstanding the occurrence of a Change of Control, PRIMEDIA shall not be required to repurchase the 8 5/8% Subordinated Debentures unless it shall have either repaid all outstanding Senior Indebtedness or obtained the requisite consents, if any, under all agreements governing all such outstanding Senior Indebtedness, to permit the repurchase of the 8 5/8% Subordinated Debentures. If any fee is paid to the holders of Senior Indebtedness in connection with obtaining their consent to the repurchase of the 8 5/8% Subordinated Debentures, PRIMEDIA shall pay the holders of the 8 5/8% Subordinated Debentures a fee equal to the principal amount of the 8 5/8% Subordinated Debentures times a fraction the numerator of which shall be the aggregate fee paid to such holders of Senior Indebtedness and the denominator of which shall be the aggregate of all Senior Indebtedness with respect to which such fee was paid.

    On the Change of Control Payment Date, PRIMEDIA will, to the extent lawful,
(1) accept for payment 8 5/8% Subordinated Debentures or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all 8 5/8% Subordinated Debentures or portions thereof so tendered and (3) deliver or cause to be delivered to the Subordinated Debenture Trustee, 8 5/8% Subordinated Debentures so accepted together with an officers' certificate stating the 8 5/8% Subordinated Debentures or portions thereof tendered to PRIMEDIA. The Paying Agent shall promptly mail to each holder of 8 5/8% Subordinated Debentures so accepted, payment in an amount equal to the purchase price for such 8 5/8% Subordinated Debentures, and the Subordinated Debenture Trustee shall promptly authenticate and mail to such holder a new 8 5/8% Subordinated Debenture equal in principal amount to any unpurchased portion of the 8 5/8% Subordinated Debentures surrendered; PROVIDED that each such new 8 5/8% Subordinated Debenture shall be in a principal amount of $1,000 or integral multiples thereof. PRIMEDIA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    OPTIONAL REDEMPTION UPON CHANGE OF CONTROL. In addition to the rights set forth under "Optional Redemption," the 8 5/8% Subordinated Debentures will be redeemable, at the option of PRIMEDIA, in whole or in part at any time within 160 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of 8 5/8% Subordinated Debentures to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Change of Control Premium.

    "Applicable Change of Control Premium" with respect to a 8 5/8% Subordinated Debenture is defined as the greater of (i) 1.0% of the then outstanding principal amount of such 8 5/8% Subordinated Debenture and (ii) the excess of
(A) the present value of the required interest and principal payments due on such 8 5/8% Subordinated Debenture, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the then outstanding principal amount of such 8 5/8% Subordinated Debenture.

SELECTION AND NOTICE

    If less than all of the 8 5/8% Subordinated Debentures are to be redeemed at any time, selection of the 8 5/8% Subordinated Debentures for redemption will be made by the Subordinated Debenture Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the 8 5/8% Subordinated Debentures are listed or, if the 8 5/8% Subordinated Debentures are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Subordinated Debenture Trustee shall deem fair and appropriate; PROVIDED that no 8 5/8% Subordinated Debentures of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of 8 5/8% Subordinated Debentures to be redeemed at its registered address. If any 8 5/8% Subordinated Debenture is to be redeemed in part only, the notice of redemption that relates to such 8 5/8% Subordinated Debenture shall state the portion of the principal amount thereof to be redeemed. A new
8 5/8% Subordinated Debenture in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original 8 5/8% Subordinated Debenture. On and after the redemption date, interest ceases to accrue on 8 5/8% Subordinated Debentures or portions of them called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. PRIMEDIA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of PRIMEDIA's or any of its Restricted Subsidiaries' Capital Stock or other Equity Interests (other than (A) dividends or distributions payable in Equity Interests of PRIMEDIA or such Restricted Subsidiary or (B) dividends or distributions payable to PRIMEDIA or any of its Restricted Subsidiaries) or (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of PRIMEDIA or any Restricted Subsidiary (other than any such Equity Interests owned by PRIMEDIA or any of its Restricted Subsidiaries) (the foregoing actions set forth in clauses (i) and
(ii) being referred to as "Restricted Payments"), if, at the time of such Restricted Payment, a default or event of default under the 8 5/8% Debenture Indenture shall have occurred and be continuing or will occur as a consequence thereof.

    "Restricted Subsidiary" for purposes of the 8 5/8% Debenture Indenture, means a Subsidiary of PRIMEDIA which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

    "Unrestricted Subsidiary" for purposes of the 8 5/8% Debenture Indenture, means (i) any Subsidiary of PRIMEDIA which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of PRIMEDIA (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of PRIMEDIA which is not a Subsidiary of the Subsidiary to be so designated; PROVIDED that the Subsidiary to be so designated has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of PRIMEDIA or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

    TRANSACTIONS WITH AFFILIATES. Neither PRIMEDIA nor any of its Restricted Subsidiaries will make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any person (or any Affiliate of such person) holding 10% or more of any class of Capital Stock of PRIMEDIA or any of its Restricted Subsidiaries or (ii) any Affiliate of PRIMEDIA or any of its Restricted Subsidiaries (each an "Affiliate Transaction"), involving aggregate payments of consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing restriction shall not apply to (i) the payment of an annual fee to KKR for the rendering of management consulting and financial services to PRIMEDIA and its Restricted Subsidiaries in an aggregate amount which is reasonable in relation thereto, (ii) the payment of transaction fees to KKR in amounts which are in accordance with past practices for the rendering of financial advice and services in connection with acquisitions, dispositions and financings by PRIMEDIA and its Subsidiaries, (iii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of PRIMEDIA or any Restricted Subsidiary,
(iv) loans to officers, directors and employees of PRIMEDIA and its Subsidiaries for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of PRIMEDIA and its Subsidiaries, (v) any Restricted Payments not prohibited by the RESTRICTED PAYMENTS covenant in the Senior Note Indentures, the Series D Debenture Indenture or the Series F Debenture Indenture, or any Investment not prohibited by the INVESTMENTS IN UNRESTRICTED SUBSIDIARIES covenant in the Senior Note Indentures, (vi) transactions between or among any of PRIMEDIA and its Restricted Subsidiaries or (vii) allocation of corporate overhead to Unrestricted Subsidiaries on a basis no less favorable to PRIMEDIA than such allocations to Restricted Subsidiaries.

    MERGER, CONSOLIDATION, OR SALE OF ASSETS. PRIMEDIA may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any person or permit any person to merge with or into it unless: (i) PRIMEDIA shall be the continuing person, or the person (if other than PRIMEDIA) formed by such consolidation or into which PRIMEDIA is merged or to which the properties and assets of PRIMEDIA are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Subordinated Debenture Trustee, in form satisfactory to the Subordinated Debenture Trustee, all of the obligations of PRIMEDIA under the 8 5/8% Subordinated Debentures and the 8 5/8% Debenture Indenture and (ii) immediately after giving effect to such transaction, no Default and no Event of Default under the 8 5/8% Debenture Indenture shall have occurred and be continuing.

EVENTS OF DEFAULT AND REMEDIES THEREOF

    The 8 5/8% Debenture Indenture will provide that each of the following will constitute an "Event of Default" with respect to the 8 5/8% Subordinated
Debentures: (i) the failure to make any payment of interest on any of the 8 5/8% Subordinated Debentures when the same becomes due and payable and the continuance of any such failure for 30 days and for five days after written notice of default is given to PRIMEDIA by the holders of at least 51% in principal amount of the 8 5/8% Subordinated Debentures following the expiration of such 30-day period, (ii) the failure to make any payment of principal or premium on any of the 8 5/8% Subordinated Debentures when the same shall become due and payable, whether at maturity, upon acceleration, redemption or otherwise, and such Default continues for a period of ten days, (iii) the failure by PRIMEDIA to comply with any of its other agreements in the 8 5/8% Debenture Indenture or the 8 5/8% Subordinated Debentures and such Default continues for 60 days after receipt of a written notice from the Subordinated Debenture Trustee or holders of at least 51% of the principal amount of the 8 5/8% Subordinated Debentures outstanding, specifying such Default and requiring that it be remedied, (iv) the occurrence of an event of default with respect to any Indebtedness for borrowed money of PRIMEDIA or any of its Restricted Subsidiaries (or the payment of which is guaranteed by PRIMEDIA or any of its Restricted Subsidiaries) having an outstanding principal amount of $22.5 million or more individually or $45 million or more in the aggregate which has caused the acceleration of such Indebtedness and such Indebtedness has not been discharged or such acceleration has not been rescinded within 60 days after such acceleration, and (v) certain events of bankruptcy, insolvency or reorganization. The term "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

    If a Default or an Event of Default occurs and is continuing and if it is known to the Subordinated Debenture Trustee, the Subordinated Debenture Trustee shall mail to each holder of the 8 5/8% Subordinated Debentures notice of the Default or Event of Default within 90 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the Subordinated Debenture Trustee, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any 8 5/8% Subordinated Debenture or that results from a failure to comply with the CHANGE OF CONTROL covenant, the Subordinated Debenture Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the 8 5/8% Subordinated Debentures.

    If an Event of Default (other than an Event of Default with respect to PRIMEDIA resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Subordinated Debenture Trustee or the holders of at least 51% in principal amount of the 8 5/8% Subordinated Debentures then outstanding, by written notice to PRIMEDIA and to the agents under the Credit Facilities, the trustees under the Senior Note Indentures and the Exchange Debenture Indenture (and to the Subordinated Debenture Trustee if such notice is given by the holders of 8 5/8% Subordinated Debentures) may, and the Subordinated Debenture Trustee at the request of such holders of 8 5/8% Subordinated Debentures shall, declare all unpaid principal of, premium, if any, and accrued interest on the 8 5/8% Subordinated Debentures to be due and payable upon the first to occur of an acceleration under any of the Credit Facilities, or the Senior Notes or 15 business days after the receipt by PRIMEDIA, such agent and such trustees of such written notice to the extent that the Event of Default is continuing. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs with respect to PRIMEDIA, all unpaid principal of, premium, if any, and accrued interest on the 8 5/8% Subordinated Debentures then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration, notice or other act on the part of the Subordinated Debenture Trustee or any holder. The holders of at least 51% in principal amount of the 8 5/8% Subordinated Debentures by written notice to the Subordinated Debenture Trustee may rescind an acceleration and its consequences upon conditions provided in the 8 5/8% Debenture Indenture. Subject to certain restrictions set forth in the 8 5/8% Debenture Indenture, the holders of at least 51% in principal amount of the outstanding 8 5/8% Subordinated Debentures by notice to the Subordinated Debenture

Trustee may waive an existing Default or Event of Default and its consequences (including waivers obtained in connection with a tender offer or exchange offer for 8 5/8% Subordinated Debentures), except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on, such 8 5/8% Subordinated Debentures (including, without limitation, pursuant to any mandatory or optional redemption obligation under the 8 5/8% Debenture Indenture) or a continuing Default or Event of Default that resulted from the failure to comply with the CHANGE OF CONTROL covenant. When a Default or Event of Default is waived, it is cured and ceases. A holder of 8 5/8% Subordinated Debentures may not pursue any remedy with respect to the 8 5/8% Debenture Indenture or the 8 5/8% Subordinated Debentures unless: (1) the holder gives to the Subordinated Debenture Trustee written notice of a continuing Event of Default; (2) the holders of at least 51% in principal amount of such 8 5/8% Subordinated Debentures outstanding make a written request to the Subordinated Debenture Trustee to pursue the remedy; (3) such holder or holders offer to the Subordinated Debenture Trustee indemnity satisfactory to the Subordinated Debenture Trustee against any loss, liability or expense; (4) the Subordinated Debenture Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity; and (5) during such 30-day period the holders of at least 51% in principal amount of the outstanding 8 5/8% Subordinated Debentures do not give the Subordinated Debenture Trustee a direction which is inconsistent with the request.

    PRIMEDIA is required to deliver to the Subordinated Debenture Trustee annually a statement regarding compliance with the 8 5/8% Debenture Indenture and PRIMEDIA is required upon becoming aware of any Default or Event of Default to deliver a statement to the Subordinated Debenture Trustee specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

    No director, officer, employee, incorporator or shareholder of PRIMEDIA, as such, shall have any liability for any obligations of PRIMEDIA under the 8 5/8% Subordinated Debentures or the 8 5/8% Debenture Indenture or for any claim based on, in respect of, or by reason of, such obligations of their creations. Each holder of the 8 5/8% Subordinated Debentures by accepting a 8 5/8% Subordinated Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 8 5/8% Subordinated Debentures. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE 8 5/8% DEBENTURE INDENTURE AND THE 8 5/8%
  SUBORDINATED DEBENTURES

    If the Company irrevocably deposits, or causes to be deposited, in trust with the Subordinated Debenture Trustee or the Paying Agent, at any time prior to the stated maturity of the 8 5/8% Subordinated Debentures or the date of redemption of all the outstanding 8 5/8% Subordinated Debentures, as trust funds in trust, money or direct noncallable obligations of or guaranteed by the United States of America sufficient (without reinvestment thereof) to pay timely and discharge the entire principal of the then outstanding 8 5/8% Subordinated Debentures and all interest due thereon to maturity or redemption, and if such deposit does not violate the subordination provisions of the 8 5/8% Debenture Indenture, the 8 5/8% Debenture Indenture shall cease to be of further effect as to all outstanding 8 5/8% Subordinated Debentures (except, among other things, as to (i) remaining rights of registration of transfer, substitution and exchange of 8 5/8% Subordinated Debentures, (ii) rights of holders to receive payment of principal of and interest on the 8 5/8% Subordinated Debentures, and
(iii) the rights, obligations and immunities of the Subordinated Debenture Trustee).

    The Credit Facilities and the Senior Note Indentures restrict PRIMEDIA from defeasing the 8 5/8% Subordinated Debentures.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange 8 5/8% Subordinated Debentures in accordance with the 8 5/8% Debenture Indenture. The Registrar and the Subordinated Debenture Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the 8 5/8% Debenture Indenture. PRIMEDIA is not required to transfer or exchange any 8 5/8% Subordinated Debentures selected for redemption. Also, PRIMEDIA is not required to transfer or exchange any 8 5/8% Subordinated Debentures for a period of 15 days before a selection of 8 5/8% Subordinated Debentures to be redeemed.

    The registered holder of a 8 5/8% Subordinated Debenture will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraph, the 8 5/8% Debenture Indenture or the 8 5/8% Subordinated Debentures may be amended or supplemented with the written consent of the holders of at least 51% in principal amount of the 8 5/8% Subordinated Debentures then outstanding (including consents obtained in connection with a tender offer or exchange offer for 8 5/8% Subordinated Debentures), and any existing default under or compliance with any provision of the 8 5/8% Debenture Indenture or the 8 5/8% Subordinated Debentures may be waived with the consent of the holders of 51% in principal amount of the then outstanding 8 5/8% Subordinated Debentures (including waivers obtained in connection with a tender offer or exchange offer for 8 5/8% Subordinated Debentures).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any 8 5/8% Subordinated Debentures held by a non-consenting holder of 8 5/8% Subordinated Debentures) (i) reduce the principal amount of 8 5/8% Subordinated Debentures whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any 8 5/8% Subordinated Debenture or alter the provisions with respect to the redemption price in connection with repurchases of 8 5/8% Subordinated Debentures upon a Change of Control or otherwise, (iii) reduce the rate of or change the time for payments of interest on any 8 5/8% Subordinated Debenture,
(iv) waive a Default or Event of Default in the payment of the principal of, or premium, if any, or interest on 8 5/8% Subordinated Debentures or that resulted from a failure to comply with the CHANGE OF CONTROL covenant (except a rescission of acceleration of the 8 5/8% Subordinated Debentures by the holders of at least 51% in aggregate principal amount of the 8 5/8% Subordinated Debentures), (v) make any 8 5/8% Subordinated Debenture payable in money other than that stated in the 8 5/8% Debenture Indenture, (vi) make any change in the subordination provisions of the 8 5/8% Debenture Indenture that adversely affects the rights of any 8 5/8% Subordinated Debenture holder, (vii) make any change in the provisions of the 8 5/8% Debenture Indenture relating to waivers of past defaults or the rights of holders of 8 5/8% Subordinated Debentures to receive payments of principal of or interest on the 8 5/8% Subordinated Debentures, (viii) waive a redemption payment with respect to any 8 5/8% Subordinated Debenture or (ix) make any change in the foregoing.

    Notwithstanding the foregoing, without the consent of any holder of the 8 5/8% Subordinated Debentures, PRIMEDIA and the Subordinated Debenture Trustee may amend or supplement the 8 5/8% Debenture Indenture or 8 5/8% Subordinated Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated 8 5/8% Subordinated Debentures in addition to or in place of certificated 8 5/8% Subordinated Debentures, to provide for the assumption of PRIMEDIA's obligations to holders of the 8 5/8% Subordinated Debentures in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the 8 5/8% Subordinated Debentures or that does not adversely affect the legal rights under the 8 5/8% Debenture Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the 8 5/8% Debenture Indenture under the Trust Indenture Act.

CONCERNING THE SUBORDINATED DEBENTURE TRUSTEE

    The 8 5/8% Debenture Indenture contains certain limitations on the rights of the Subordinated Debenture Trustee, should it become a creditor of PRIMEDIA, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Subordinated Debenture Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within ninety days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding 8 5/8% Subordinated Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Subordinated Debenture Trustee, subject to certain exceptions. The 8 5/8% Debenture Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Subordinated Debenture Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Subordinated Debenture Trustee will be under no obligation to exercise any of its rights or powers under the 8 5/8% Debenture Indenture at the request of any of the holders of the 8 5/8% Subordinated Debentures, unless they shall have offered to the Subordinated Debenture Trustee security and indemnity satisfactory to it against any loss, liability or expense.

    The Bank of New York is the trustee under the indenture relating to the 8 1/2% Senior Notes, the Notes, the Class D Debenture Indenture, and the Class F Debenture Indenture and a lender and an agent under the Credit Facilities.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the 8 5/8% Debenture Indenture. Reference is made to the 8 5/8% Debenture Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

    "Average Life to Redemption" means, as of the date of determination, with respect to any preferred security, the number of years (including any portion thereof) remaining to the mandatory redemption date thereof.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than KKR and its Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) 35 percent (35%) of the total voting power of the then outstanding voting stock of PRIMEDIA and (B) the total voting power of the then outstanding voting stock of PRIMEDIA beneficially owned by KKR and its Affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted PRIMEDIA's Board of Directors (together with any new directors whose election by PRIMEDIA's Board of Directors or whose nomination for election by PRIMEDIA's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

    "Currency Agreement" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

    "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of the 8 5/8% Debenture Indenture.

    "Indebtedness" of any person is defined as any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Currency Agreements and Interest Rate Agreements. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the 8 5/8% Debenture Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured. For the purpose of determining the aggregate Indebtedness of PRIMEDIA and its Restricted Subsidiaries, such Indebtedness shall exclude the Indebtedness of any Unrestricted Subsidiary of PRIMEDIA or any Unrestricted Subsidiary of a Restricted Subsidiary.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in interest rates.

    "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Public Equity Offering" means an underwritten public offering of primary shares of PRIMEDIA's Common Stock (or any other class of common stock hereinafter duly authorized by PRIMEDIA) pursuant to a registration statement (other than a registration statement on form S-8 or S-4 or successor forms) filed with the Commission in accordance with the Securities Act.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the 8 5/8% Debenture Indenture without charge by writing to: PRIMEDIA Inc., 745 Fifth Avenue, New York, NY 10151, Attention: Warren Bimblick, Vice President, Investor Relations.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

    The Certificate of Incorporation of PRIMEDIA authorizes 250 million shares of Common Stock, and 50 million shares of preferred stock, par value $0.01 per share. The Board of Directors of PRIMEDIA, in its sole discretion, may issue Common Stock from the authorized and unissued shares of Common Stock and may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or the Certificate of Incorporation, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock; the dividend rate for the series; the terms and conditions of any voting, conversion and exchange rights for the series; the amounts payable on the series upon redemption or PRIMEDIA's liquidation, dissolution or winding-up; the provisions of any sinking fund for the redemption or purchase of shares of any series; and the preferences and relative rights among the series of preferred stock. Pursuant to the Certificate of Designations for the Series D Preferred Stock, two million shares of Series D Preferred Stock, liquidation preference $100 per share, have been authorized for issuance, all of which were issued and outstanding at December 31, 1997. Pursuant to the Certificate of Designations for the Series E Preferred Stock, 1.25 million shares of Series E Preferred Stock, liquidation preference $100 per share, have been authorized for issuance, all of which were issued and outstanding at December 31, 1997. All of such shares of Series E Preferred Stock were exchanged for shares of Series F Preferred Stock in connection with the Series E Exchange Offer.

THE COMMON STOCK

    As of March 31, 1998, 145,999,630 shares of Common Stock were issued and outstanding, and 12,683,075 shares were issuable upon exercise of outstanding options, 8,993,875 of which were exercisable as of December 31, 1997 (which options, if exercised in full, would generate aggregate proceeds to the Company of $51,994,133).

    Each share of Common Stock is entitled to one vote at all meetings of stockholders of PRIMEDIA for the election of directors and all other matters submitted to stockholder vote. The Common Stock does not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they choose to do so. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of PRIMEDIA out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Holders of Common Stock are not liable to further call or assessment. Upon the liquidation, dissolution or winding up of the affairs of PRIMEDIA, any assets remaining after provision for payment of creditors and holders of preferred stock would be distributed PRO RATA among holders of Common Stock. PRIMEDIA does not anticipate declaring and paying cash dividends on the Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on the Common Stock will be made by the Board of Directors from time to time in the exercise of its prudent business judgment, taking into account, among other things, the Company's results of operations and financial condition, any then existing or proposed commitments for the use by the Company of available funds, and PRIMEDIA's obligations with respect to any then outstanding class or series of its preferred stock. In addition, PRIMEDIA is restricted by the terms of the Credit Facilities and public debt instruments from paying cash dividends on its capital stock, and may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on PRIMEDIA's capital stock.

    The Certificate of Incorporation of the Company provides that, except as provided by the DGCL, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. That provision does not exonerate the directors from liability under federal securities laws, and has no effect on any non-monetary remedies that may be available to the Company or its stockholders. The By-Laws of the Company provide for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

    The Company's By-Laws provide for additional notice requirements for stockholder nominations and proposals at annual or special meetings of the Company. At annual meetings, stockholders will be entitled to submit nominations for directors or other proposals only upon written notice to the Company not less than 60 days, nor more than 90 days, prior to the annual meeting.

SECTION 203 OF THE DELAWARE LAW

    Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

THE SERIES D PREFERRED STOCK

    The holders of Series D Preferred Stock have no preemptive rights or cumulative voting rights and are not subject to future assessments by PRIMEDIA. All outstanding shares of Series D Preferred Stock are fully paid and nonassessable. The Series D Preferred Stock has an aggregate liquidation preference of $200,000,000.

    RANK. The Series D Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks PARI PASSU with the Series F Preferred Stock and the Preferred Stock and senior to the Common Stock. The Company intends to amend the Certificate of Designations relating to the Series D Preferred Stock to provide that, without the affirmative vote of at least a majority of the then outstanding shares of Series D Preferred Stock, voting together with the holders of any other then outstanding shares of Parity Securities entitled to vote thereon, the Company will not issue any other Senior Securities; PROVIDED that the Company does not need the approval of such holders to issue shares of Senior Securities the proceeds of which are used to redeem or repurchase all shares of the then outstanding Series D Preferred Stock and any other Parity Securities entitled to vote thereon.

    DIVIDENDS. The holders of the shares of Series D Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate equal to 10%. Such dividends are payable quarterly in arrears on each February 1, May 1, August 1 and November 1. Dividends on shares of the Series D Preferred Stock accrue and are cumulative from the date of issuance of such shares. As of the date of this Prospectus, all such dividends have been paid.

    OPTIONAL REDEMPTION. PRIMEDIA may, at its option, redeem at any time on or after February 1, 2001, from any source of funds legally available therefor, in whole or in part, any or all of the shares of Series D Preferred Stock at redemption prices declining ratably from 105.0% of liquidation value for the twelve months commencing February 1, 2001 to 100.0% on and after February 1, 2006, plus in each case an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend from the last dividend payment date to the redemption date). The Credit Facilities and the Senior Note Indentures restrict the ability to redeem the Series D Preferred Stock.

    In addition, up to $100,000,000 of the Series D Preferred Stock may be redeemed at any time on or before February 1, 1999 at a price of 110.0%, plus accrued and unpaid dividends out of the net proceeds of one or more public equity offerings of Common Stock, provided such redemption occurs within 180 days of such equity public offering.

    MANDATORY REDEMPTION. The Series D Preferred Stock is subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) on February 1, 2008 at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption.

    VOTING RIGHTS. Holders of the Series D Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designations for the Series D Preferred Stock. Such Certificate of Designations provides that in the event that dividends on the Series D Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of PRIMEDIA will be increased by two directors and the holders of the majority of the Series D Preferred Stock, voting together as a class, will be entitled to elect two directors of the expanded board of directors. Such voting rights will continue until such time as all dividends in arrears on the Series D Preferred Stock are paid in full.

    Unless the requisite holders of any senior security or any indebtedness of PRIMEDIA have consented to or granted a waiver with respect thereto, PRIMEDIA may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Series D Preferred Stock, Series F Preferred Stock and Preferred Stock (together with any outstanding shares of Future Parity Securities entitled to vote thereon), voting together as one class, unless (i) PRIMEDIA shall be the continuing person, or the person (if other than PRIMEDIA) formed by such consolidation or into which PRIMEDIA is merged or to which the properties and assets of PRIMEDIA are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Series D Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Series D Preferred Stock had immediately prior to such transaction and (ii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the lesser of (a) the Consolidated Net Worth of PRIMEDIA (as defined in its Certificate of Incorporation) immediately prior to such transaction and (b) the Consolidated Net Worth of the Company on January 24, 1996.

    Under Delaware law, holders of preferred stock are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if, among other matters, the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

    EXCHANGE. PRIMEDIA may, at its option, out of any source of funds legally available therefor, on any scheduled dividend payment date, issue Class D Subordinated Debentures in exchange for the Series F Preferred Stock, in whole but not in part. Holders of Series D Preferred Stock so exchanged will be entitled to receive the principal amount of Class D Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series D Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a pro rated dividend from the last dividend payment date to the exchange date). The Credit Facilities and the indenture relating to the 10 1/4% Senior Notes restrict the ability of PRIMEDIA to exchange the Series D Preferred Stock for Class D Subordinated Debentures.

THE SERIES F PREFERRED STOCK

    The Series E Exchange Offer was consummated on February 17, 1998, pursuant to which all shares of Series E Preferred Stock were exchanged for shares of Series F Preferred Stock. The terms of the Series F Preferred Stock are the same as the terms of the Series E Preferred Stock, except that the Series F Preferred Stock has been registered under the Securities Act.

    The holders of Series F Preferred Stock have no preemptive rights or cumulative voting rights and are not subject to future assessments by PRIMEDIA. All outstanding shares of Series F Preferred Stock are fully paid and nonassessable. The Series F Preferred Stock has an aggregate liquidation preference of $125,000,000.

    RANK. The Series F Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks PARI PASSU with the Series D Preferred Stock and the Preferred Stock and senior to the Common Stock. The Certificate of Designations relating to the Series F Preferred Stock provides that, without the affirmative vote of at least a majority of the then outstanding shares of Series F Preferred Stock, voting together with the holders of any other then outstanding shares of Parity Securities entitled to vote thereon, the Company will not issue any other Senior Securities; PROVIDED that the Company does not need the approval of such holders to issue shares of Senior Securities the proceeds of which are used to redeem or repurchase all shares of the then outstanding Series F Preferred Stock and any other Parity Securities entitled to vote thereon.

    DIVIDENDS. The holders of the shares of Series F Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate equal to 9.20%. Such dividends are payable quarterly in arrears on each February 1, May 1, August 1 and November 1. Dividends on shares of the Series F Preferred Stock accrue and are cumulative from the date of issuance of such shares. As of the date of this Prospectus, all such dividends have been paid.

    OPTIONAL REDEMPTION. PRIMEDIA may, at its option, redeem at any time on or after November 1, 2002, from any source of funds legally available therefor, in whole or in part, any or all of the shares of Series F Preferred Stock at redemption prices declining ratably from 104.60% of liquidation value for the twelve months commencing November 1, 2002 to 100.0% on and after November 1, 2004, plus in each case an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend from the last dividend payment date to the redemption date). The Credit Facilities and the Senior Note Indentures restrict the ability to redeem the Series F Preferred Stock.

    In addition, up to $60,000,000 of the Series F Preferred Stock may be redeemed at any time on or before November 1, 2000 at a price of 109.0%, plus accrued and unpaid dividends out of the net proceeds of one or more public equity offerings of Common Stock, provided such redemption occurs within 180 days of such equity public offering.

    MANDATORY REDEMPTION. The Series F Preferred Stock is subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) on November 1, 2009 at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption.

    VOTING RIGHTS. Holders of the Series F Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designations for the Series F Preferred Stock. Such Certificate of Designations provides that in the event that dividends on the Series F Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of PRIMEDIA will be increased by two directors and the holders of the majority of the Series F Preferred Stock, voting together as a class, will be entitled to elect two directors of the expanded board of directors. Such voting rights will continue until such time as all dividends in arrears on the Series F Preferred Stock are paid in full.

    Unless the requisite holders of any senior security or any indebtedness of PRIMEDIA have consented to or granted a waiver with respect thereto, PRIMEDIA may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Series D Preferred Stock, Series F Preferred Stock and Preferred Stock (together with any outstanding shares of Future Parity Securities entitled to vote thereon), voting together as one class, unless (i) PRIMEDIA shall be the continuing person, or the person (if other than PRIMEDIA) formed by such consolidation or into which PRIMEDIA is merged or to which the properties and assets of PRIMEDIA are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Series F Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Series F Preferred Stock had immediately prior to such transaction and (ii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the lesser of (a) the Consolidated Net Worth of PRIMEDIA (as defined in its Certificate of Incorporation) immediately prior to such transaction and (b) the Consolidated Net Worth of the Company on September 26, 1997.

    Under Delaware law, holders of preferred stock are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if, among other matters, the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

    EXCHANGE. PRIMEDIA may, at its option, out of any source of funds legally available therefor, on any scheduled dividend payment date, issue Class F Subordinated Debentures in exchange for the Series F Preferred Stock, in whole but not in part. Holders of Series F Preferred Stock so exchanged will be entitled to receive the principal amount of Class F Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series F Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a pro rated dividend from the last dividend payment date to the exchange date). The Credit Facilities and the Senior Notes Indentures restrict the ability of PRIMEDIA to exchange the Series F Preferred Stock for Class F Subordinated Debentures.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1998 by (i) each beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) certain of the Company's executive officers named in the table under "Management" and (iv) all directors and executive officers of the Company as a group.

                                                                                           NUMBER OF
                                                                                            SHARES
                                                                                         BENEFICIALLY
NAME                                                                                       OWNED(1)      PERCENTAGE
---------------------------------------------------------------------------------------  -------------  -------------
KKR Associates(3)
  9 West 57th Street
  New York, New York 10019.............................................................    123,552,932         84.6%
William F. Reilly(2)(4)................................................................      4,659,253          3.5
Charles G. McCurdy(2)(5)...............................................................      2,394,612          1.8
Beverly C. Chell(2)....................................................................      2,044,357          1.6
Jack L. Farnsworth(2)..................................................................        359,900            *
Henry R. Kravis(3).....................................................................       --             --
Meyer Feldberg.........................................................................         11,250            *
Perry Golkin(3)........................................................................          3,000            *
George R. Roberts(3)...................................................................       --             --
Michael T. Tokarz(3)...................................................................          5,000            *
All Directors and executive officers as a group (13 persons)...........................      9,859,842          7.2

------------------------

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Of the shares shown as owned, 3,110,560, 1,977,798, 1,635,484 and 286,400 for Messrs. Reilly and McCurdy, Ms. Chell, and Mr. Farnsworth, respectively, consist of options which were either exercisable on March 31, 1998 or become exercisable within 60 days thereafter.

(3) Shares of Common Stock shown as owned by KKR Associates are owned of record by MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P. and KKR Partners II, L.P., of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Kravis, Roberts, Tokarz and Golkin (directors of PRIMEDIA) and Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Clifton S. Robbins and Scott M. Stuart, as the general partners of KKR Associates, may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Associates. Such persons disclaim beneficial ownership of such shares.

(4) Disclaims beneficial ownership of 200,000 of such shares.

(5) Disclaims beneficial ownership of 160,000 of such shares.

*   Less than one percent.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoted or modified so as to result in federal income tax consequences different from these discussed below.

    The exchange of Old Notes or Old Preferred Stock for New Notes or New Preferred Stock will not constitute a taxable transaction to Holders for federal income tax purposes. Consequently, no gain or loss will be recognized by Holders upon receipt of the New Notes or New Preferred Stock, the holding period of the New Notes or New Preferred Stock will include the holding period of the Old Notes or Old Preferred Stock and the basis of the New Notes or New Preferred Stock will be the same as the basis of the Old Notes or Old Preferred Stock immediately before the exchange.

    IN ANY EVENT, PERSONS CONSIDERING THE EXCHANGE OF OLD NOTES OR OLD PREFERRED STOCK FOR NEW NOTES OR NEW PREFERRED STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes or New Preferred Stock for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes or New Preferred Stock received in exchange for Old Notes or Old Preferred Stock where such Old Notes or Old Preferred Stock were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

    The Company will not receive any proceeds from any sale of New Notes or New Preferred Stock by broker-dealers. New Notes or New Preferred Stock received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or New Preferred Stock or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such New Notes or New Preferred Stock. Any broker-dealer that resells New Notes or New Preferred Stock that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such New Notes or New Preferred Stock may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes or New Preferred Stock and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offers and will indemnify the holders of the Notes or the Preferred Stock (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The legality under state law of the New Notes, the New Preferred Stock and the New Subordinated Debentures and certain tax matters will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

    The consolidated financial statements of PRIMEDIA Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The unaudited pro forma statement of consolidated operations for the year ended December 31, 1997 gives effect to the following transactions and events as if they had occurred on January 1, 1997: (i) the Series E Offering and the Senior Preferred Stock Redemption, (ii) the Offerings and the Series B Preferred Stock Redemption and (iii) the KKR Fund Investment. The adjustments to reflect the Series E Offering, the Senior Preferred Stock Redemption, the Offerings, the Series B Preferred Stock Redemption and the KKR Fund Investment are hereinafter referred to as the "Pro Forma Adjustments." The unaudited pro forma consolidated balance sheet at December 31, 1997 gives effect to the Offerings, the Series B Preferred Stock Redemption and the KKR Fund Investment as if they had occurred on December 31, 1997.

    The Company believes the accounting used for the Pro Forma Adjustments provides a reasonable basis on which to present the pro forma consolidated financial data. The pro forma consolidated balance sheet and statement of consolidated operations are unaudited and were derived by adjusting the historical consolidated financial statements of the Company. THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS HAD THE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED AND DO NOT PROJECT THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

    The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                         PRIMEDIA INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   PRO FORMA     PRO FORMA
                                                                     HISTORICAL   ADJUSTMENTS   CONSOLIDATED
                                                                    ------------  -----------  --------------
Sales, net:
  Specialty Magazines.............................................  $    754,410   $           $      754,410
  Education.......................................................       379,552                      379,552
  Information.....................................................       353,633                      353,633
                                                                    ------------               --------------
Total sales, net..................................................     1,487,595                    1,487,595
Operating costs and expenses:
  Cost of goods sold..............................................       341,879                      341,879
  Marketing and selling...........................................       271,351                      271,351
  Distribution, circulation and fulfillment.......................       262,151                      262,151
  Editorial.......................................................       120,952                      120,952
  Other general expenses..........................................       163,705                      163,705
  Corporate administrative expenses...............................        25,545                       25,545
  Depreciation and amortization of prepublication costs, property
    and equipment.................................................        37,334                       37,334
  Provision for loss on the sales of businesses and other, net....       138,640                      138,640
  Amortization of intangible assets, excess of purchase price over
    net assets acquired and other.................................       146,831                      146,831
                                                                    ------------               --------------
Operating loss....................................................       (20,793)                     (20,793)
Other income (expense):
  Interest expense................................................      (136,625)     17,858(1)       (118,767)
  Amortization of deferred financing costs........................        (3,071)       (578)(1)         (3,649)
  Other, net......................................................         1,365                        1,365
                                                                    ------------  -----------  --------------
Income (loss) before income tax benefit and extraordinary
  charge(3).......................................................      (159,124)     17,280         (141,844)
Income tax benefit--carryback claim...............................         1,685                        1,685
                                                                    ------------  -----------  --------------
Income (loss) before extraordinary charge.........................      (157,439)     17,280         (140,159)
Extraordinary charge--extinguishment of debt......................       (15,401)     15,401(5)             --
                                                                    ------------  -----------  --------------
Net income (loss).................................................      (172,840)     32,681         (140,159)
Preferred stock dividends:
  Cash............................................................       (45,305)     (7,822)(1)        (53,127)
  Non-cash dividends in kind......................................        (4,451)      4,451(1)             --
  Senior Preferred Stock redemption premium.......................        (5,800)      5,800(1)             --
  Dividend accrual................................................        (9,517)      3,053(1)         (6,464)
                                                                    ------------  -----------  --------------
Income (loss) applicable to common shareholders...................  $   (237,913)  $  38,163   $     (199,750)
                                                                    ------------  -----------  --------------
                                                                    ------------  -----------  --------------
Pro forma basic and diluted loss applicable to common shareholders
  per common share(4)                                                                          $        (1.37)
                                                                                               --------------
                                                                                               --------------
Pro forma basic and diluted common shares outstanding(4)..........                                145,971,567
                                                                                               --------------
                                                                                               --------------
Pro forma deficiency of earnings to fixed charges(3)..............                             $     (141,844)
                                                                                               --------------
                                                                                               --------------
Pro forma deficiency of earnings to fixed charges and preferred
  stock dividends(3)..............................................                             $     (201,435)
                                                                                               --------------
                                                                                               --------------

         See notes to unaudited pro forma consolidated financial data.

                         PRIMEDIA INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                     PRO FORMA
                                                                      HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                     ------------  -------------  ------------
ASSETS

Current assets:
  Cash and cash equivalents........................................  $     22,978   $             $     22,978
  Accounts receivable, net.........................................       199,289                      199,289
  Inventories, net.................................................        27,597                       27,597
  Net assets held for sale.........................................        38,665                       38,665
  Prepaid expenses and other.......................................        33,971                       33,971
                                                                     ------------                 ------------
    Total current assets...........................................       322,500                      322,500

Property and equipment, net........................................       116,361                      116,361
Other intangible assets, net.......................................       660,268                      660,268
Excess of purchase price over net assets acquired, net.............     1,111,785                    1,111,785
Deferred income tax asset, net.....................................       176,200                      176,200
Other non-current assets...........................................        98,876         5,775(2)      104,651
                                                                     ------------  -------------  ------------
                                                                     $  2,485,990   $     5,775   $  2,491,765
                                                                     ------------  -------------  ------------
                                                                     ------------  -------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
  Accounts payable.................................................  $     95,546   $             $     95,546
  Accrued interest payable.........................................        13,622                       13,622
  Accrued expenses and other.......................................       204,770        (3,053)(2)      201,717
  Deferred revenues................................................       140,474                      140,474
  Current maturities of long-term debt.............................        14,333                       14,333
                                                                     ------------  -------------  ------------
    Total current liabilities......................................       468,745        (3,053)       465,692
                                                                     ------------  -------------  ------------
Long-term debt.....................................................     1,656,541      (261,802)(2)    1,394,739
                                                                     ------------  -------------  ------------
Other non-current liabilities......................................        48,271                       48,271
                                                                     ------------                 ------------
Exchangeable preferred stock.......................................       470,280        84,094(2)      554,374
                                                                     ------------  -------------  ------------
Common stock subject to redemption.................................         4,376                        4,376
                                                                     ------------                 ------------
Shareholders' equity (deficiency):
  Common stock.....................................................         1,298           167(2)        1,465
  Additional paid-in capital.......................................       780,191       195,510(2)      975,701
  Accumulated deficit..............................................      (929,011)       (9,141)(2)     (938,152)
  Cumulative foreign currency translation adjustments..............        (1,543)                      (1,543)
  Common stock in treasury, at cost................................       (13,158)                     (13,158)
                                                                     ------------  -------------  ------------
    Total shareholders' equity (deficiency)........................      (162,223)      186,536         24,313
                                                                     ------------  -------------  ------------
                                                                     $  2,485,990   $     5,775   $  2,491,765
                                                                     ------------  -------------  ------------
                                                                     ------------  -------------  ------------

         See notes to unaudited pro forma consolidated financial data.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

(1) The adjustment to interest expense reflects the net reduction in long-term debt as a result of the reduced level of borrowings under the Credit Facilities from the application of the net proceeds aggregating $524,934 from: (i) the proceeds of the Series E Offering; (ii) proceeds of the Offerings and the KKR Fund Investment; and (iii) payments for the Series B Preferred Stock Redemption and the Senior Preferred Stock Redemption. The adjustment to interest expense reflects a weighted average interest rate of 7.11%. The adjustment to interest expense also reflects additional interest expense associated with the issuance of the Old Notes under the Offerings. The adjustment to amortization of deferred financing costs reflects the additional deferred financing costs associated with the Old Notes. The adjustments to dividends reflect the elimination of dividends associated with the Senior and Series B Preferred Stock Redemptions and the new dividends associated with the Old Preferred Stock Offering.

(2) The adjustment to other non-current assets reflects additional deferred financing costs associated with the issuance of the Old Notes. The adjustment to accrued expenses represents the reduction of accrued dividends on the Series B Preferred Stock. The net reduction in long-term debt represents the reduction in borrowings under the Credit Facilities from the application of the net proceeds of the Offerings, KKR Fund Investment and Series B Preferred Stock Redemption offset by the issuance of the Old Notes under the Offerings. The net reduction in long-term debt associated with the Series E Offering and the Senior Preferred Stock Redemption is already reflected in the historical December 31, 1997 balance sheet since both transactions occurred in 1997. Amounts repaid under the Credit Facilities may be reborrowed for general corporate purposes, including acquisitions. The net increase to exchangeable preferred stock represents the Old Preferred Stock Offering net of the Series B Preferred Stock Redemption. The increase in total shareholders' equity reflects the KKR Fund Investment net of issuance costs, offset by the difference between the carrying value and redemption value of the Series B Preferred Stock and the payment of a premium on the redemption of the Series B Preferred Stock.

(3) Income (loss) before income taxes and extraordinary charge includes non-cash charges for depreciation and amortization of property and equipment, prepublication costs, intangible assets, excess of purchase price over net assets acquired and deferred financing costs, provision for loss on the sales of businesses and non-cash interest expense on an acquisition obligation, distribution advance and other current liability. These pro forma non-cash charges totaled $327,941 for the year ended December 31, 1997. Adjusted to eliminate such pro forma non-cash charges, earnings would have exceeded fixed charges and fixed charges plus cash preferred stock dividends by $186,097 and $126,506 for the year ended December 31, 1997, respectively.

(4) Pro forma basic and diluted loss applicable to common shareholders per common share for the year ended December 31, 1997 was computed using the weighted average number of common shares outstanding during the period increased by the shares related to the KKR Fund Investment.

(5) Reflects the elimination of the extraordinary charge.

                                 PRIMEDIA INC.
                                AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND
  1995
Report of Independent Auditors--Deloitte & Touche LLP................................        F-2
Statements of Consolidated Operations for the Years Ended
  December 31, 1997, 1996 and 1995...................................................        F-3
Consolidated Balance Sheets as of December 31, 1997 and 1996.........................        F-4
Statements of Consolidated Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995...................................................        F-5
Statements of Shareholders' Equity (Deficiency) for the Years Ended
  December 31, 1997, 1996 and 1995...................................................        F-6
Notes to Consolidated Financial Statements for the Years Ended
  December 31, 1997, 1996 and 1995...................................................        F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of PRIMEDIA Inc.
New York, New York:

    We have audited the accompanying consolidated balance sheets of PRIMEDIA Inc. and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated operations, shareholders' equity (deficiency), and consolidated cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
January 27, 1998
(April 23, 1998 as to Note 25)

                         PRIMEDIA INC. AND SUBSIDIARIES
                     STATEMENTS OF CONSOLIDATED OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------
                                                                       NOTES        1997         1996         1995
                                                                       -----     -----------  -----------  ----------
Sales, net:
  Specialty Magazines.............................................               $   754,410  $   684,341  $  452,373
  Education.......................................................                   379,552      376,217     330,414
  Information.....................................................                   353,633      313,891     263,542
                                                                                 -----------  -----------  ----------
Total sales, net..................................................                 1,487,595    1,374,449   1,046,329

Operating costs and expenses:
  Cost of goods sold..............................................                   341,879      337,065     251,347
  Marketing and selling...........................................                   271,351      249,301     177,167
  Distribution, circulation and fulfillment.......................                   262,151      230,533     188,147
  Editorial.......................................................                   120,952      104,484      73,703
  Other general expenses..........................................                   163,705      154,966     122,816
  Corporate administrative expenses...............................                    25,545       21,497      17,034
  Depreciation and amortization of prepublication costs, property
    and equipment.................................................     9, 11          37,334       38,233      25,761
  Provision for loss on the sales of businesses and other, net....       4           138,640           --      35,447
  Restructuring and other costs...................................       5                --           --      14,667
  Amortization of intangible assets, excess of purchase price over
    net assets acquired and other.................................     6, 10         146,831      152,469     166,515
                                                                                 -----------  -----------  ----------

Operating income (loss)...........................................                   (20,793)      85,901     (26,275)
Other income (expense):
  Interest expense................................................                  (136,625)    (124,601)   (105,837)
  Amortization of deferred financing and organizational costs.....      11            (3,071)      (3,662)     (3,135)
  Other, net......................................................       4             1,365        6,659         212
                                                                                 -----------  -----------  ----------
Loss before income tax benefit and extraordinary charge...........                  (159,124)     (35,703)   (135,035)
Income tax benefit................................................      14             1,685       53,300      59,600
                                                                                 -----------  -----------  ----------
Income (loss) before extraordinary charge.........................                  (157,439)      17,597     (75,435)
Extraordinary charge--extinguishment of debt......................                   (15,401)      (9,553)         --
                                                                                 -----------  -----------  ----------
Net income (loss).................................................                  (172,840)       8,044     (75,435)

Preferred stock dividends:
  Cash............................................................                   (45,305)     (26,944)    (11,500)
  Non-cash dividends in kind......................................                    (4,451)     (16,582)    (17,478)
  Senior Preferred Stock redemption premium.......................      15            (5,800)          --          --
  Dividend accrual................................................      15            (9,517)          --          --
                                                                                 -----------  -----------  ----------
Loss applicable to common shareholders............................               $  (237,913) $   (35,482) $ (104,413)
                                                                                 -----------  -----------  ----------
                                                                                 -----------  -----------  ----------
Basic and diluted loss applicable to common shareholders per
  common share:                                                         17
  Loss before extraordinary charge................................               $     (1.72) $      (.20) $     (.92)
  Extraordinary charge............................................                      (.12)        (.07)         --
                                                                                 -----------  -----------  ----------
  Net loss........................................................               $     (1.84) $      (.27) $     (.92)
                                                                                 -----------  -----------  ----------
                                                                                 -----------  -----------  ----------
Basic and diluted common shares outstanding.......................      17       129,304,900  128,781,518  113,218,711
                                                                                 -----------  -----------  ----------
                                                                                 -----------  -----------  ----------

                See notes to consolidated financial statements.

                         PRIMEDIA INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              DECEMBER 31,
                                                                                       --------------------------
                                                                             NOTES         1997          1996
                                                                                       ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents.............................................               $     22,978  $     36,655
  Accounts receivable, net..............................................       7            199,289       233,603
  Inventories, net......................................................       8             27,597        52,743
  Net assets held for sale..............................................       4             38,665        18,684
  Prepaid expenses and other............................................                     33,971        34,834
                                                                                       ------------  ------------
      Total current assets..............................................                    322,500       376,519

Property and equipment, net.............................................       9            116,361       122,823
Other intangible assets, net............................................      10            660,268       781,316
Excess of purchase price over net assets acquired, net..................      10          1,111,785       971,665
Deferred income tax asset, net..........................................      14            176,200       176,200
Other non-current assets................................................      11             98,876       123,692
                                                                                       ------------  ------------
                                                                                       $  2,485,990  $  2,552,215
                                                                                       ------------  ------------
                                                                                       ------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable......................................................               $     95,546  $    107,258
  Accrued interest payable..............................................                     13,622        22,150
  Accrued expenses and other............................................      12            204,770       140,959
  Deferred revenues.....................................................                    140,474       144,857
  Current maturities of long-term debt..................................      13             14,333         6,000
                                                                                       ------------  ------------
      Total current liabilities.........................................                    468,745       421,224
                                                                                       ------------  ------------
Long-term debt..........................................................    13, 25        1,656,541     1,565,686
                                                                                       ------------  ------------
Other non-current liabilities...........................................                     48,271        35,062
                                                                                       ------------  ------------
Commitments and contingencies                                                 21

Exchangeable preferred stock (aggregated liquidation and redemption values of $482,604 and $453,153 at December 31, 1997 and 1996,
  respectively).........................................................      15            470,280       442,729
                                                                                       ------------  ------------
Common stock subject to redemption ($.01 par value, 402,650 shares and
  643,310 shares outstanding at December 31, 1997 and 1996,
  respectively).........................................................      16              4,376         5,957
                                                                                       ------------  ------------
Shareholders' equity (deficiency):
  Common stock ($.01 par value, 250,000,000 shares authorized;
    129,797,078 shares and 128,349,045 shares issued at December 31,
    1997 and 1996, respectively)........................................      16              1,298         1,283
  Additional paid-in capital............................................      16            780,191       772,642
  Accumulated deficit...................................................      18           (929,011)     (691,098)
  Cumulative foreign currency translation adjustments...................                     (1,543)       (1,270)
  Common stock in treasury, at cost (1,048,600 shares at December 31,
    1997)...............................................................      16            (13,158)      --
                                                                                       ------------  ------------
      Total shareholders' equity (deficiency)...........................                   (162,223)       81,557
                                                                                       ------------  ------------
                                                                                       $  2,485,990  $  2,552,215
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                See notes to consolidated financial statements.

                         PRIMEDIA INC. AND SUBSIDIARIES
                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                   1997        1996       1995
                                                                                ----------  ----------  ---------

OPERATING ACTIVITIES:
  Net income (loss)...........................................................  $ (172,840) $    8,044  $ (75,435)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation, amortization and other......................................     187,236     194,364    195,411
    Provision for loss on the sales of businesses and other, net..............     138,640          --     35,447
    Accretion of discount on acquisition obligation, distribution advance and
      other...................................................................       7,343       6,398      8,147
    Extraordinary charge - extinquishment of debt.............................      15,401       9,553         --
    Non-cash income tax benefit...............................................          --     (53,300)   (59,600)
    Other, net................................................................      (1,090)     (6,213)      (122)
  Changes in operating assets and liabilities:
    (Increase) decrease in:
    Accounts receivable, net..................................................       7,885     (24,692)    (2,525)
    Inventories, net..........................................................       8,738      24,531    (23,630)
    Prepaid expenses and other................................................     (10,433)       (598)   (13,127)
    Increase (decrease) in:
    Accounts payable..........................................................      (7,366)      5,807      6,742
    Accrued interest payable..................................................      (8,528)     12,824      1,131
    Accrued expenses and other................................................     (16,864)    (12,674)   (26,857)
    Deferred revenues.........................................................     (17,377)    (11,201)    16,971
    Other non-current liabilities.............................................      (5,385)     (2,651)     1,509
                                                                                ----------  ----------  ---------
    Net cash provided by operating activities.................................     125,360     150,192     64,062
                                                                                ----------  ----------  ---------
INVESTING ACTIVITIES:
  Additions to property, equipment and other, net.............................     (31,108)    (28,790)   (23,414)
  Proceeds from sales of businesses...........................................     171,575       8,071     58,656
  Payments for businesses acquired............................................    (326,192)   (700,990)  (353,954)
                                                                                ----------  ----------  ---------
    Net cash used in investing activities.....................................    (185,725)   (721,709)  (318,712)
                                                                                ----------  ----------  ---------
FINANCING ACTIVITIES:
  Borrowings under credit agreements..........................................   1,028,049   1,683,787    622,459
  Repayments of borrowings under credit agreements............................    (694,950) (1,384,800)  (522,500)
  Proceeds from issuance of 8 1/2% Senior Notes, net of discount..............          --     298,734         --
  Payments of acquisition obligation..........................................      (6,000)     (6,000)    (6,000)
  Payments of floating rate indebtedness......................................          --    (150,000)        --
  Proceeds from issuance of common stock, net of redemptions..................       7,843       3,498    187,520
  Proceeds from issuance of KKR Preferred Stock...............................          --          --     50,000
  Proceeds from issuance of Series C (exchanged into Series D) Preferred
    Stock, net of issuance costs..............................................          --     193,451         --
  Proceeds from issuance of Series E (exchanged into Series F) Preferred
    Stock, net of issuance costs..............................................     120,434          --         --
  Redemption of KKR Preferred Stock...........................................          --          --    (52,691)
  Redemption of Senior Preferred Stock........................................    (105,800)         --         --
  Redemptions and purchases of 10 5/8% Senior Notes...........................    (242,787)    (17,655)        --
  Purchases of common stock for the treasury..................................     (13,158)         --         --
  Dividends paid to preferred stock shareholders..............................     (45,305)    (26,944)   (11,500)
  Deferred financing costs paid...............................................      (1,372)    (13,132)    (3,204)
  Other.......................................................................        (266)          7       (440)
                                                                                ----------  ----------  ---------
    Net cash provided by financing activities.................................      46,688     580,946    263,644
                                                                                ----------  ----------  ---------
Increase (decrease) in cash and cash equivalents..............................     (13,677)      9,429      8,994
Cash and cash equivalents, beginning of year..................................      36,655      27,226     18,232
                                                                                ----------  ----------  ---------
Cash and cash equivalents, end of year........................................  $   22,978  $   36,655  $  27,226
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
SUPPLEMENTAL INFORMATION:
  Businesses acquired:
    Fair value of assets acquired.............................................  $  406,382  $  779,192  $ 429,810
    Liabilities assumed.......................................................      80,190      78,202     75,856
                                                                                ----------  ----------  ---------
    Cash paid for businesses acquired.........................................  $  326,192  $  700,990  $ 353,954
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
  Interest paid...............................................................  $  142,421  $  111,752  $ 102,040
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
  Non-cash investing and financing activities:
    Assets acquired under capital lease obligations...........................  $   15,760  $       --  $  11,738
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
    Preferred stock dividends in kind.........................................  $    4,451  $   16,582  $  17,478
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
    Accretion in carrying value of preferred stock............................  $    2,666  $    1,090  $     590
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------
    Accretion (reduction) in carrying value of common stock subject to
      redemption..............................................................  $      755  $     (885) $   9,927
                                                                                ----------  ----------  ---------
                                                                                ----------  ----------  ---------

                See notes to consolidated financial statements.

                         PRIMEDIA INC. AND SUBSIDIARIES

                STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Balance at January 1, 1995.....................................................
Issuances of common stock, net of issuance costs...............................
Expiration of redemption feature on common stock subject to redemption.........
$11.625 Series B Exchangeable Preferred Stock--dividends in kind...............
$2.875 Senior Exchangeable Preferred Stock--cash dividends.....................
KKR Preferred Stock--dividends in kind.........................................
Accretion of differences between carrying value and redemption value of:
    $2.875 Senior Exchangeable Preferred Stock.................................
    $11.625 Series B Exchangeable Preferred Stock..............................
    Common stock subject to redemption.........................................
Cumulative foreign currency translation adjustments............................
Net loss.......................................................................
Balance at December 31, 1995...................................................
Issuances of common stock, net of issuance costs...............................
Expiration of redemption feature on common stock subject to redemption.........
$11.625 Series B Exchangeable Preferred Stock--dividends in kind...............
$2.875 Senior Exchangeable Preferred Stock--cash dividends.....................
$10.00 Series D Exchangeable Preferred Stock--cash dividends...................

Reduction (accretion) of differences between carrying value and redemption value of:
    $2.875 Senior Exchangeable Preferred Stock.................................
    $11.625 Series B Exchangeable Preferred Stock..............................
    $10.00 Series D Exchangeable Preferred Stock...............................
    Common stock subject to redemption.........................................
Cumulative foreign currency translation adjustments............................
Net income.....................................................................
Balance at December 31, 1996...................................................
Issuances of common stock, net of issuance costs...............................
Purchases of treasury stock....................................................
Expiration of redemption feature on common stock subject to redemption.........
$11.625 Series B Exchangeable Preferred Stock--dividends in kind...............
$11.625 Series B Exchangeable Preferred Stock--dividends.......................
$2.875 Senior Exchangeable Preferred Stock--dividends..........................
$10.00 Series D Exchangeable Preferred Stock--dividends........................
$9.20 Series E Exchangeable Preferred Stock--dividends.........................
$2.875 Senior Exchangeable Preferred Stock Redemption Premium..................

Accretion of differences between carrying value and redemption value of:
    $2.875 Senior Exchangeable Preferred Stock.................................
    $11.625 Series B Exchangeable Preferred Stock..............................
    $10.00 Series D Exchangeable Preferred Stock...............................
    $9.20 Series E Exchangeable Preferred Stock................................
    Common stock subject to redemption.........................................
Cumulative foreign currency translation adjustments............................
Net loss.......................................................................
Balance at December 31, 1997...................................................

                See notes to consolidated financial statements.

                                                         CUMULATIVE
                                                           FOREIGN         COMMON STOCK
       COMMON STOCK          ADDITIONAL                   CURRENCY         IN TREASURY
---------------------------    PAID-IN    ACCUMULATED    TRANSLATION   --------------------
    SHARES        AMOUNT       CAPITAL      DEFICIT      ADJUSTMENTS    SHARES     AMOUNT      TOTAL
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------
   105,337,809   $   1,053    $ 572,940    $ (551,203)    $  (1,324)          --  $      --  $  21,466
    20,435,782         204      184,964                                                        185,168
       147,630           2          807                                                            809
                                              (14,787)                                         (14,787)
                                              (11,500)                                         (11,500)
                                               (2,691)                                          (2,691)
                                   (273)                                                          (273)
                                   (317)                                                          (317)
                                 (9,927)                                                        (9,927)
                                                                 49                                 49
                                              (75,435)                                         (75,435)
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------
   125,921,221       1,259      748,194      (655,616)       (1,275)      --         --         92,562
       681,890           7        3,440                                                          3,447
     1,745,934          17       21,213                                                         21,230
                                              (16,582)                                         (16,582)
                                              (11,500)                                         (11,500)
                                              (15,444)                                         (15,444)

                                   (273)                                                          (273)
                                   (317)                                                          (317)
                                   (500)                                                          (500)
                                    885                                                            885
                                                                  5                                  5
                                                8,044                                            8,044
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------
   128,349,045       1,283      772,642      (691,098)       (1,270)      --         --         81,557
     1,209,693          12        8,404                                                          8,416
                                                                       1,048,600    (13,158)   (13,158)
       238,340           3        2,566                                                          2,569
                                               (4,451)                                          (4,451)
                                              (16,794)                                         (16,794)
                                              (11,564)                                         (11,564)
                                              (23,333)                                         (23,333)
                                               (3,131)                                          (3,131)
                                               (5,800)                                          (5,800)

                                 (1,734)                                                        (1,734)
                                   (317)                                                          (317)
                                   (546)                                                          (546)
                                    (69)                                                           (69)
                                   (755)                                                          (755)
                                                               (273)                              (273)
                                             (172,840)                                        (172,840)
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------
   129,797,078   $   1,298    $ 780,191    $ (929,011)    $  (1,543)   1,048,600  $ (13,158) $(162,223)
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------
--------------  -----------  -----------  ------------  -------------  ---------  ---------  ---------

                         PRIMEDIA INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF BUSINESS

    PRIMEDIA Inc. (which together with its subsidiaries is herein referred to as either "PRIMEDIA" or the "Company" unless the context implies otherwise) is the authoritative source for specialized information to targeted markets. The Company's three business segments are specialty magazines, education and information. The specialty magazines segment has in prior years been referred to as the specialty media segment, but the Company believes that the term specialty magazines is more reflective of the focus of the segment. The specialty magazines segment includes PRIMEDIA Consumer Magazines, PRIMEDIA Special Interest Publications (formerly PJS Publications, Inc.), McMullen Argus and the majority of Intertec. The specialty magazines segment is concentrated primarily on specialty consumer magazines, and technical and trade magazines. The education segment includes CHANNEL ONE, Films for the Humanities and Sciences, PRIMEDIA Workplace Learning (formerly Westcott Communications) and WEEKLY READER. This segment specializes in providing educational materials to the classroom learning and workplace learning markets. The information segment includes PRIMEDIA Reference, PRIMEDIA Information, Haas, BACON'S, NELSON, a portion of Intertec and THE DAILY RACING FORM. The information segment produces consumer and business information products in a variety of formats for decision makers in business, professional and special interest consumer markets. The information is compiled and sold as guides, reference works, newspapers, CD-ROMs, almanacs, directories and via the Internet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION. The consolidated financial statements include the accounts of PRIMEDIA and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the consolidated financial statements.

    Significant accounting estimates used include estimates for sales returns and allowances and estimates for the realization of deferred tax assets. Management has exercised reasonableness in deriving these estimates. However, actual results may differ from these estimates.

    Certain reclassifications have been made to the prior year consolidated financial statements to conform with the presentation used in the current period.

    In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which became effective for the Company's consolidated financial statements beginning in the fourth quarter of 1997. SFAS No. 128 eliminates the disclosure of primary earnings per share which includes the dilutive effect of stock options, warrants and other convertible securities ("Common Stock Equivalents") and instead requires reporting of "basic" earnings per share, which excludes Common Stock Equivalents. Additionally, SFAS No. 128 changes the methodology and criteria for calculating and reporting fully diluted earnings per share. The adoption of this new accounting standard did not have a material effect on the reported loss per share of the Company. SFAS No. 128 also required previously reported loss per share to be restated (see Note 17).

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which become effective for the Company's 1998 consolidated financial statements. SFAS No. 130 requires the disclosure of comprehensive income, defined as the change in equity of a business enterprise

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) during a period from transactions and other events and circumstances from non-owner sources, in the Company's consolidated financial statements. SFAS No. 131 requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments. In the opinion of the Company's management, it is not anticipated that the adoption of these new accounting standards will have a material effect on the consolidated financial statements of the Company.

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which becomes effective for the Company's 1998 consolidated financial statements. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain previously required disclosures. In the opinion of the Company's management, it is not anticipated that the adoption of this new accounting standard will have a material effect on the consolidated financial statements of the Company.

    CASH AND CASH EQUIVALENTS. Management considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

    INVENTORIES. Inventories, including paper, purchased manuscripts, photographs and art, are valued at the lower of cost or market principally on a first-in, first-out ("FIFO") basis and include the value of inventory for which a provision for estimated sales returns has been made.

    PROPERTY AND EQUIPMENT. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment, and the amortization of leasehold improvements are provided at rates based on the estimated useful lives or lease terms, if shorter, using primarily the straight-line method. Improvements are capitalized while maintenance and repairs are expensed as incurred.

    EDITORIAL AND PRODUCT DEVELOPMENT COSTS. Editorial costs and product development costs are generally expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

    ADVERTISING AND SUBSCRIPTION ACQUISITION COSTS. Advertising and subscription acquisition costs are expensed the first time the advertising takes place, except for direct-response advertising, the primary purpose of which is to elicit sales from customers who can be shown to have responded specifically to the advertising and that results in probable future economic benefits. Direct-response advertising consists of product promotional mailings, catalogues, telemarketing and subscription promotions. These direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit using a ratio of current period revenues to total current and estimated future period revenues. The amortization periods range from 6 months to 2 years subsequent to the promotional event. Amortization of direct-response advertising costs is included in marketing and circulation expenses on the accompanying statements of consolidated operations. Advertising expense was $122,365, $121,158 and $88,176 during the years ended December 31, 1997, 1996 and 1995, respectively (see Note 11).

    DEFERRED FINANCING COSTS. Deferred financing costs are being amortized by the straight-line method over the terms of the related indebtedness.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEFERRED WIRING AND INSTALLATION COSTS. Wiring and installation costs incurred by CHANNEL ONE and PRIMEDIA Workplace Learning have been capitalized and are being amortized by the straight-line method over the related estimated useful lives which range from five to 15 years.

    $2.875 SENIOR EXCHANGEABLE PREFERRED STOCK ("SENIOR PREFERRED STOCK"), $11.625 SERIES B EXCHANGEABLE PREFERRED STOCK ("SERIES B PREFERRED STOCK"), $10.00 SERIES D EXCHANGEABLE PREFERRED STOCK ("SERIES D PREFERRED STOCK") and the $9.20 SERIES E EXCHANGEABLE PREFERRED STOCK ("SERIES E PREFERRED
STOCK"). The Senior Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are stated at fair value on the date of issuance less issuance costs. The difference between their carrying values and their redemption values is being amortized (using the interest method) by periodic charges to additional paid-in capital.

    COMMON STOCK SUBJECT TO REDEMPTION. The common stock subject to redemption is stated at redemption value which at December 31, 1997 and 1996, is equal to quoted market value. The difference between the carrying value of such stock and its redemption value is being amortized by periodic charges to additional paid-in capital.

    COMPUTER SOFTWARE. Computer software costs are expensed as incurred, except for certain costs incurred in connection with computer software to be sold, leased or otherwise marketed. These costs, limited to production costs subsequent to establishing technological feasibility, are reported as other non-current assets and amortized over the estimated period of future benefit using the straight-line method.

    INTEREST RATE SWAP AGREEMENTS. The Company's interest rate swap agreements are designated and effective as modifications to existing debt obligations to reduce the impact of changes in the interest rates on its floating rate borrowings and, accordingly, are accounted for using the settlement method of accounting. The differentials to be paid or received under the interest rate swap agreements are accrued as interest rates change and are recognized as adjustments to interest expense. The Company considers swap terms including the reference rate, payment and maturity dates and the notional amount in determining if an interest rate swap agreement is effective at modifying an existing debt obligation. If the criteria for designation are no longer met or the underlying instrument matures or is extinguished, the Company will account for outstanding swap agreements at fair market value and any resulting gain or loss will be recognized as other income or expense. Any gains or losses upon early termination of the agreements will be deferred and amortized over the shorter of the remaining life of the hedged existing debt obligation or the original life of the interest rate swap agreement.

    PURCHASE ACCOUNTING. With respect to the acquisitions, the total purchase price has been allocated to the tangible and intangible assets and liabilities based on their respective fair values.

    EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED AND INTANGIBLE
ASSETS. Intangible assets are being amortized using both accelerated and straight-line methods over periods ranging from 1/4 of 1 year to 40 years. The excess of purchase price over net assets acquired is being amortized on a straight-line basis over 40 years. The recoverability of the carrying values of the excess of the purchase price over the net assets acquired and intangible assets is evaluated quarterly to determine if an impairment in value has occurred. An impairment in value will be considered to have occurred when it is determined that the undiscounted future operating cash flows generated by the acquired businesses are not sufficient to recover the carrying values of such intangible assets. If it has been determined that an impairment in value has occurred, the

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) excess of the purchase price over the net assets acquired and intangible assets would be written down to an amount which will be equivalent to the present value of the future operating cash flows to be generated by the acquired businesses.

    REVENUE RECOGNITION. Advertising revenues for all consumer magazines are recognized as income at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Other advertising revenues are generally recognized based on the publications' cover dates. Newsstand sales are recognized as income at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as income over the term of the subscription. PRIMEDIA Workplace Learning subscription and broadcast fees for satellite and videotape network services are recognized in the month services are rendered. Sales of books and other items are recognized as revenue principally upon shipment, net of an allowance for returns which is provided based on sales. Distribution costs charged to customers are recognized as revenue when the related product is shipped. CHANNEL ONE advertising revenue, net of commissions, is recognized as advertisements are aired on the program. Certain advertisers are guaranteed a minimum number of viewers per advertisement shown; the revenue recognized is based on the actual viewers delivered not to exceed the original contract value.

    FOREIGN CURRENCY. Gains and losses on foreign currency transactions, which are not significant, have been included in other, net on the accompanying statements of consolidated operations. The effects of translation of foreign currency financial statements into U.S. dollars are included in the cumulative foreign currency translation adjustments account in shareholders' equity (deficiency).

3. ACQUISITIONS

    The Company acquired certain net assets or stock of:

    1995--a publisher of 13 specialty consumer magazine titles serving the sewing, crafts, woodworking and shooting sports areas; a publisher of 11 trade magazines in the mining, printing and packaging industries, a specialty consumer magazine, 15 truck and automobile price guides and three marketing and sales oriented magazines; an information provider for the public relations industry; a publisher of 21 specialty consumer magazines serving the automobile, truck, motorcycle and watercraft areas; a publisher of specialty consumer magazines serving the automotive area; and a publisher of trade magazines and directories and an operator of trade shows. In addition to the aforementioned, the Company completed several other smaller acquisitions during 1995.

    1996--Cahners Consumer Magazines ("Cahners"), a publisher of specialty consumer magazines including AMERICAN BABY, MODERN BRIDE, SAIL and POWER & MOTORYACHT, along with 20 related properties and PRIMEDIA Workplace Learning, which utilizes various multi-media technologies to provide workplace training, news, and information to professionals and students in the corporate and professional, automotive, banking, government and public service, education, healthcare, and interactive distance training markets. In addition to the aforementioned, the Company completed several other smaller acquisitions during 1996.

    The foregoing acquisitions, except Cahners and PRIMEDIA Workplace Learning, if they had occurred on January 1 of the year prior to acquisition, would not have had a material impact on the results of operations. The following unaudited pro forma information presents the results of operations of the

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3. ACQUISITIONS (CONTINUED)
Company as if the acquisitions of Cahners and PRIMEDIA Workplace Learning had taken place on January 1, 1995:

                                                                     YEARS ENDED DECEMBER 31,
                                                                    --------------------------
                                                                        1996          1995
                                                                    ------------  ------------
Sales, net........................................................  $  1,413,930  $  1,238,254
Operating income (loss)...........................................        82,100       (12,563)
Income (loss) before extraordinary charge.........................         1,314      (106,012)
Loss applicable to common shareholders before extraordinary
  charge..........................................................       (42,212)     (134,990)
Basic and diluted loss applicable to common shareholders per
  common share before extraordinary charge........................          (.33)        (1.19)

    1997--a provider of interactive, computer-based testing and training products; a leading electronic automotive cost guide; a publisher of automotive enthusiast magazines including LOW RIDER, ARTE, LOW RIDER BICYCLE and LOW RIDER JAPAN; the publisher of REGISTERED REPRESENTATIVE, a trade magazine edited for and circulated to the retail securities industry in the United States; a publisher of specialty magazines targeting the professional recording, sound and music production industry; and the leading provider of highly specialized training and certification software products for the insurance industry. In addition to the aforementioned, the Company completed several other smaller acquisitions during 1997. The 1997 acquisitions, if they had occurred on January 1 of the year prior to acquisition, would not have had a material impact on the results of operations.

    The acquisitions have been accounted for by the purchase method. The preliminary purchase cost allocations for the above-mentioned current year's acquisitions are subject to adjustment when additional information concerning asset and liability valuations are obtained. The final asset and liability fair values may differ from those set forth on the accompanying consolidated balance sheet at December 31, 1997; however, the changes are not expected to have a material effect on the consolidated financial position of the Company. The consolidated financial statements include the operating results of these acquisitions subsequent to their respective dates of acquisition.

4. DIVESTITURES

    In 1995, the Company sold certain technical and trade magazines, PREMIERE magazine and Newfield. In connection with these sales, the Company has received aggregate cash proceeds of $58,656 in 1995 and $1,000 in 1997 and has recorded amounts due from buyer of approximately $4,000 and $5,000 on the accompanying consolidated balance sheets at December 31, 1997 and 1996, respectively. In connection with these sales, the Company recorded a net aggregate provision for loss on the sales of businesses of $35,447 for the year ended December 31, 1995.

    During the second quarter of 1996, the Company completed the sale of certain technical and trade magazines, which were acquired in 1995 and upon acquisition were designated to be sold. The differences between the proceeds received and the carrying values of the assets sold were treated as adjustments to the excess of purchase price over net assets acquired related to the retained businesses. In addition, during the second quarter of 1996, the Company sold a monthly tabloid targeted to electronic design engineers for consideration of a motion picture and television production magazine and cash proceeds. During the

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. DIVESTITURES (CONTINUED)
fourth quarter of 1996, the Company completed the sale of the Kits and Leaflets Division of PRIMEDIA Special Interest Publications and certain specialty consumer magazines. In connection with these sales, the Company received aggregate cash proceeds of $8,071 and recorded a net gain on sale of businesses of approximately $5,800.

    During September 1996, the Company decided to divest Katharine Gibbs and recorded its net assets at net realizable value as net assets held for sale on the accompanying consolidated balance sheet at December 31, 1996.

    On March 11, 1997, the Company announced its intention to divest the following four non-core business units: THE DAILY RACING FORM, Newbridge Communications, Inc. (excluding Films for the Humanities and Sciences), NEW WOMAN magazine, and Krames Communications Incorporated ("Krames"). Subsequently, the Company decided to sell STAGEBILL and Intertec Mailing Services. These planned divestitures combined with Katharine Gibbs are collectively referred to as the Non-Core Businesses ("Non-Core Businesses") and are part of the Company's plan to focus on six key growth vehicles in markets that have dynamic growth opportunities.

    During the second quarter of 1997, the Company completed the sale of Katharine Gibbs. During the third quarter of 1997, the Company recorded a provision aggregating $138,640 for the reduction of the carrying values of Newbridge Communications, Inc. (excluding Films for the Humanities and Sciences), THE DAILY RACING FORM, STAGEBILL, Krames, NEW WOMAN magazine and Intertec Mailing Services to the estimated realizable value of the net assets of such businesses. During the third quarter, the Company also completed the sales of Krames, NEW WOMAN magazine and Intertec Mailing Services. During the fourth quarter, the Company completed the sales of Newbridge Book Clubs, Newbridge Educational Publishing and STAGEBILL. In connection with these sales, the Company received aggregate proceeds of $171,575 net of direct selling expenses.

    The remaining planned divestiture of THE DAILY RACING FORM is expected to be completed during 1998. Its net assets have been recorded at net realizable value as net assets held for sale on the accompanying consolidated balance sheet at December 31, 1997.

    The operating results of the Non-Core Businesses are included on the accompanying statements of consolidated operations for the years ended December 31, 1997, 1996 and 1995. Total sales for the Non-Core Businesses were $247,351, $307,149 and $307,121 for the years ended December 31, 1997, 1996 and 1995, respectively. Excluding the 1997 provision for loss on the sales of businesses and other, net, operating income (loss) for the Non-Core Businesses was $7,243, $(694) and $(17,429) for the years ended December 31, 1997, 1996 and 1995, respectively.

5. RESTRUCTURING AND OTHER COSTS

    In the second quarter of 1995, the Company recorded charges of $14,667 related to a corporate restructuring effort at Newbridge Communications, Inc. ("Newbridge"), its professional book club business, and the completion of a manufacturing outsourcing effort at THE DAILY RACING FORM. Included in the restructuring charge of $7,272 were employee separation costs of $1,287, litigation matters of $3,349, a write-down of inventory and other assets of $2,086 related to the exit of a product line at Newbridge and costs associated with the termination of a real estate lease which is no longer needed in the operations of THE DAILY RACING FORM of $550. Included in the other costs of $7,395 were costs incurred and associated

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. RESTRUCTURING AND OTHER COSTS (CONTINUED) with the correction of customer and accounting systems and write-down of certain assets. During early 1995, the Company experienced certain operational problems at Newbridge relating to periodic mailings which described its then current product offerings. These operational problems resulted in higher than normal levels of bad debts and returns. In addition, Newbridge implemented a new customer information processing system which inadvertently suppressed a number of customer and product offering mailings resulting in lower than anticipated demand for certain products and a corresponding increase in obsolete inventory. Subsequently, the operational and new system problems were corrected. As a result of these operational problems, provisions for inventory obsolescence of approximately $2,500 and for bad debts of approximately $3,500 were recorded, along with expenses associated with the outside consultants and systems corrections of approximately $1,400. Approximately $700, $1,200 and $4,100 of the restructuring and other charges were paid in cash in 1997, 1996 and 1995, respectively. At December 31, 1997, $700 of these charges is included in accrued liabilities.

6. ADJUSTMENTS TO THE CARRYING VALUES OF LONG-LIVED ASSETS

    In accordance with its accounting policy, during 1995, the Company recorded aggregate write-downs of $17,958 and $5,786 to the carrying values of the identifiable intangible assets and goodwill of PRIMEDIA Reference and a product line of Newbridge, respectively. These adjustments are included in amortization of intangible assets, excess of purchase price over net assets acquired and other on the accompanying statement of consolidated operations for the year ended December 31, 1995 and affect the operating results of the information and education segments.

7. ACCOUNTS RECEIVABLE, NET

    Accounts receivable consist of the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Accounts receivable...................................................  $  236,819  $  273,119
Less: Allowance for doubtful accounts.................................      10,521      15,418
     Allowance for returns and rebates................................      27,009      24,098
                                                                        ----------  ----------
                                                                        $  199,289  $  233,603
                                                                        ----------  ----------
                                                                        ----------  ----------

8. INVENTORIES, NET

    Inventories consist of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
Finished goods..........................................................  $  12,271  $  41,497
Work in process.........................................................      3,314      2,111
Raw materials...........................................................     14,494     17,838
                                                                          ---------  ---------
                                                                             30,079     61,446
Less: Allowance for obsolescence........................................      2,482      8,703
                                                                          ---------  ---------
                                                                          $  27,597  $  52,743
                                                                          ---------  ---------
                                                                          ---------  ---------

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. PROPERTY AND EQUIPMENT, NET

    Property and equipment, including that held under capital leases, consist of the following:

                                                                              DECEMBER 31,
                                                        RANGE OF LIVES   ----------------------
                                                            (YEARS)         1997        1996
                                                        ---------------  ----------  ----------
Land..................................................        --         $    4,986  $    2,022
Buildings and improvements............................          1-40         33,808      24,219
Furniture and fixtures................................          4-10         28,135      26,027
Machinery and equipment...............................          2-10         81,226      94,091
School equipment......................................          5-10         58,665      55,860
Other.................................................          2-7           2,992       2,401
                                                                         ----------  ----------
                                                                            209,812     204,620
Less: Accumulated depreciation and amortization.......                       93,451      81,797
                                                                         ----------  ----------
                                                                         $  116,361  $  122,823
                                                                         ----------  ----------
                                                                         ----------  ----------

    Included in property and equipment are assets which were acquired under capital leases in the amount of $27,498 and $11,738 with accumulated amortization of $3,043 and $1,739 at December 31, 1997 and 1996, respectively (see Note 21).

10. INTANGIBLE ASSETS AND EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED, NET

    Other intangible assets consist of the following:

                                                                            DECEMBER 31,
                                                    RANGE OF LIVES   --------------------------
                                                        (YEARS)          1997          1996
                                                    ---------------  ------------  ------------
Trademarks........................................         40        $    342,645  $    448,490
Membership, subscriber and customer lists.........           2-20         456,716       504,951
Non-compete agreements............................           1-10         194,116       227,312
Trademark license agreements......................           2-15           2,909        17,500
Copyrights........................................          12-20          25,715        47,849
Video library.....................................           1-7           14,837        14,837
Databases.........................................           4-12          10,577       121,377
Advertiser lists..................................         .25-15         223,443       133,850
Distribution agreements...........................           1-7           11,525        15,336
Other.............................................         1.5-15          19,647        63,875
                                                                     ------------  ------------
                                                                        1,302,130     1,595,377
Less: Accumulated amortization....................                        641,862       814,061
                                                                     ------------  ------------
                                                                     $    660,268  $    781,316
                                                                     ------------  ------------
                                                                     ------------  ------------

    The excess of the purchase price over the fair value of the net assets acquired is net of accumulated amortization of $94,735 and $82,763 at December 31, 1997 and 1996, respectively.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11. OTHER NON-CURRENT ASSETS

    Other non-current assets consist of the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------

Deferred financing costs, net.........................................  $   15,276  $   22,814
Deferred wiring and installation costs, net...........................      54,387      58,086
Direct-response advertising costs, net................................      16,520      28,452
Prepublication and programming costs, net.............................       4,526       6,506
Other.................................................................       8,167       7,834
                                                                        ----------  ----------
                                                                        $   98,876  $  123,692
                                                                        ----------  ----------
                                                                        ----------  ----------

    The deferred financing costs are net of accumulated amortization of $5,093 and $9,794 at December 31, 1997 and 1996, respectively. The deferred wiring and installation costs are net of accumulated amortization of $18,718 and $12,850 at December 31, 1997 and 1996, respectively. Direct-response advertising costs are net of accumulated amortization of $53,840 and $70,661 at December 31, 1997 and 1996, respectively. Prepublication and programming costs are net of accumulated amortization of $6,843 and $7,968 at December 31, 1997 and 1996, respectively.

12. ACCRUED EXPENSES AND OTHER

    Accrued expenses and other current liabilities consist of the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------

Payroll, commissions and related employee benefits....................  $   53,494  $   40,553
Systems costs.........................................................       2,066       2,991
Rent and lease liabilities............................................      27,247      13,502
Retail display costs and allowances...................................      10,407       8,263
Promotion costs.......................................................       2,739       2,663
Royalties.............................................................       8,367       8,362
Circulation costs.....................................................       6,037       5,420
Professional fees.....................................................      12,319       4,408
Taxes.................................................................      18,528      17,162
Customer advances.....................................................         946       2,482
Deferred purchase price...............................................      16,204       8,231
Other.................................................................      46,416      26,922
                                                                        ----------  ----------
                                                                        $  204,770  $  140,959
                                                                        ----------  ----------
                                                                        ----------  ----------

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1997          1996
                                                                    ------------  ------------
Borrowings under Bank Credit Facilities...........................  $  1,218,101  $    884,992
10 5/8% Senior Notes Due 2002.....................................            --       233,250
10 1/4% Senior Notes Due 2004.....................................       100,000       100,000
 8 1/2% Senior Notes Due 2006.....................................       298,902       298,811
                                                                    ------------  ------------
                                                                       1,617,003     1,517,053
Acquisition obligation payable....................................        53,871        54,633
                                                                    ------------  ------------
                                                                       1,670,874     1,571,686
Less: Current maturities of long-term debt........................        14,333         6,000
                                                                    ------------  ------------
                                                                    $  1,656,541  $  1,565,686
                                                                    ------------  ------------
                                                                    ------------  ------------

    On May 31, 1996, the Company replaced its existing credit facilities under the Revolving Credit Agreement, BONY Term Loan and the Chase Term Loan through which the Company could borrow $970,000 in the aggregate with new credit facilities with The Chase Manhattan Bank, the Bank of New York, Bankers Trust Company and the Bank of Nova Scotia as agents (the "Credit Facilities"). The Company used approximately $910,000 of the borrowings under the Credit Facilities to repay borrowings under the previously existing credit facilities and to pay certain related fees and expenses.

    The Credit Facilities are comprised of a $750,000 Tranche A Revolving Loan Commitment ("Tranche A Loan Commitment"), a $250,000 Term Loan ("Term Loan") and an additional $250,000 Revolving Loan Commitment ("Revolver/Term Loan"). In addition, the Company has the right to solicit commitments of up to $250,000 under the Tranche B Revolving Loan Facility ("Tranche B Facility"). In May 1997, the Company solicited commitments of $150,000 ("Tranche B Loan Commitment") under the Tranche B Facility. The Tranche A Loan Commitment may be utilized through the incurrence of Tranche A revolving credit loans, swingline loans which may not exceed $40,000 in total, Canadian dollar loans which may not exceed the Canadian dollar equivalent of $40,000 in total or the issuance of letters of credit which may not exceed $40,000. The Tranche B Facility may be utilized through the incurrence of Tranche B revolving credit loans. The borrowings under the Credit Facilities may be used for general corporate and working capital purposes as well as to finance certain future acquisitions.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. LONG-TERM DEBT (CONTINUED)
    The commitments under the Tranche A Loan Commitment and the Tranche B Loan Commitment are subject to mandatory reductions semi-annually on June 30 and December 31 with the first reduction on June 30, 1999 and the final reduction on June 30, 2004. The mandatory reductions for the Tranche A Loan Commitment are as follows:

                                                                                  YEARS ENDING
                                                                                  DECEMBER 31,
                                                                                  ------------
1999............................................................................   $   75,000
2000............................................................................      150,000
2001............................................................................      150,000
2002............................................................................      150,000
2003............................................................................      150,000
2004............................................................................       75,000
                                                                                  ------------
                                                                                   $  750,000
                                                                                  ------------
                                                                                  ------------

    The mandatory reductions for the Tranche B Loan Commitment are as follows:

                                                                                  YEARS ENDING
                                                                                  DECEMBER 31,
                                                                                  ------------
1999............................................................................   $   15,000
2000............................................................................       30,000
2001............................................................................       30,000
2002............................................................................       30,000
2003............................................................................       30,000
2004............................................................................       15,000
                                                                                  ------------
                                                                                   $  150,000
                                                                                  ------------
                                                                                  ------------

    The mandatory reductions for the Tranche B Loan Commitment are based on defined percentages of the total Tranche B Loan Commitment. To the extent that the total revolving credit loans outstanding exceed the reduced commitment amount, these loans must be paid down to an amount equal to or less than the reduced commitment amount. However, if the total revolving credit loans outstanding do not exceed the reduced commitment amount, then there is no requirement to pay down any of the revolving credit loans.

    The principal amounts of the Term Loan and the Revolver/Term Loan will each be repaid semi-annually on June 30 and December 31 of each year, with an initial payment of $25,000 on June 30, 2000, installments of $25,000 on each payment date thereafter through December 31, 2003 and a final payment of $50,000 on June 30, 2004.

    On April 21, 1997, the Company entered into a new 364-day credit facility with The Chase Manhattan Bank, the Bank of New York, Bankers Trust Company and the Bank of Nova Scotia as agents (the "New Credit Facility") which expires April 20, 1998. Under the terms of the New Credit Facility, the Company has commitments of $150,000 which can be borrowed in the form of revolving loans to be used for general, corporate and working capital purposes as well as to finance certain future acquisitions.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. LONG-TERM DEBT (CONTINUED)
    At December 31, 1997, the Company has commitments of $1,550,000 and can borrow up to $1,650,000 in the aggregate under the Credit Facilities and the New Credit Facility (collectively referred to as the "Bank Credit Facilities").

    As of December 31, 1997, the borrowings under the Bank Credit Facilities consist of the $568,101 under the Tranche A Loan Commitment, $250,000 under the Revolver/Term Loan, $150,000 under the Tranche B Loan Commitment and $250,000 under the Term Loan.

    The amounts borrowed pursuant to the Bank Credit Facilities bear interest, at the Company's option as follows: (i) the higher of (a) the Federal Funds Effective Rate as published by the Federal Reserve Bank of New York plus 1/2 of 1% and (b) the prime commercial lending rate announced by the Agent from time to time (in each case, the "Base Rate"); plus, in each case, an applicable margin of up to 1/8 of 1% as specified in the Bank Credit Facilities or (ii) the Eurodollar Rate plus an applicable margin ranging from 1/2 of 1% to 1 1/2% as specified in the Bank Credit Facilities. All swingline loans bear interest at the Base Rate plus the applicable margin of up to 1/8 of 1% as specified in the Bank Credit Facilities. During 1997, the weighted average interest rate on the Bank Credit Facilities was 7.11%. During 1996, the weighted average interest rates on the Revolving Credit Agreement, BONY Term Loan, Chase Term Loan and Bank Credit Facilities were 7.04%, 7.50%, 6.94% and 7.07%, respectively. Interest rates on the borrowings under the Bank Credit Facilities outstanding at December 31, 1997 ranged from 7.04% to 8.50%. Interest rates on the borrowings under the Bank Credit Facilities outstanding at December 31, 1996 ranged from 7.00% to 7.13%.

    Under the Credit Facilities, the Company has agreed to pay commitment fees equal to 3/8 of 1% per annum on the daily average aggregate unutilized commitment under the Tranche A Loan Commitment and the Tranche B Loan Commitment. The Company has also agreed to pay certain fees with respect to the issuance of letters of credit and an annual administration fee. Under the New Credit Facility, the Company has agreed to pay commitment fees equal to 1/8 of 1% per annum on the daily average aggregate unutilized revolving loan commitment.

    10 5/8% SENIOR NOTES. During November and December 1996, the Company purchased $16,750 of the 10 5/8% Senior Notes at a premium of 105.4% plus accrued interest from various brokers on the open market. In January 1997, the Company purchased, in aggregate, $20,850 of the 10 5/8% Senior Notes at a weighted average price of 105%, plus accrued and unpaid interest from various brokers on the open market. On May 1, 1997, the Company redeemed the $212,400 remaining principal amount of the 10 5/8% Senior Notes at 104% plus accrued and unpaid interest. The aggregate premium paid and the write-off of related deferred financing costs are classified as an extraordinary charge and are recorded at an aggregate value of $15,401 on the accompanying statement of consolidated operations for the year ended December 31, 1997.

    10 1/4% SENIOR NOTES. Interest is payable semi-annually in June and December at an annual rate of 10 1/4%. The 10 1/4% Senior Notes mature on June 1, 2004, with no sinking fund requirements. The 10 1/4% Senior Notes may not be redeemed prior to June 1, 1999 other than in connection with a change of control. Beginning in 1999 and thereafter, the 10 1/4% Senior Notes are redeemable at prices ranging from 104.95% with annual reductions to 100% in 2002 plus accrued and unpaid interest.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. LONG-TERM DEBT (CONTINUED)
    8 1/2% SENIOR NOTES. On January 24, 1996, the Company completed a private offering of $300,000 of 8 1/2% Senior Notes. The 8 1/2% Senior Notes were issued at 99.578% with related issuance costs of approximately $7,000. On August 21, 1996, the Company exchanged its 8 1/2% Senior Notes ("Old Notes") for a new series of $300,000 8 1/2% Senior Notes Due 2006 ("New Notes"). The New Notes have been registered under the Securities Act of 1933. The New Notes mature on February 1, 2006, with no sinking fund requirements. Interest on the New Notes is payable semi-annually in February and August at the annual rate of 8 1/2%. The New Notes may not be redeemed prior to February 1, 2001 other than in connection with a change of control. Beginning in 2001 and thereafter, the New Notes are redeemable in whole or in part, at the option of the Company, at prices ranging from 104.25% with annual reductions to 100% in 2003 plus accrued and unpaid interest. Net proceeds from the Old Notes of approximately $293,000 were primarily used to pay down borrowings under the Revolving Credit Agreement.

    The 10 1/4% Senior Notes and 8 1/2% Senior Notes (together referred to as the "Senior Notes"), and the Bank Credit Facilities, all rank senior in right of payment to all subordinated indebtedness of PRIMEDIA Inc. (a holding company).

    The above indebtedness, among other things, limits the ability of the Company to change the nature of its businesses, incur indebtedness, create liens, sell assets, engage in mergers, consolidations or transactions with affiliates, make investments in or loans to certain subsidiaries, issue guarantees and make certain restricted payments including dividend payments on its common stock. Under the Company's most restrictive debt covenants, the Company must maintain a minimum interest coverage ratio of 1.8 to 1 and a minimum fixed charge coverage ratio of 1.05 to 1. The Company's maximum allowable leverage ratio is 6.0 to 1. The Company believes it is in compliance with the financial and operating covenants of its principal financing arrangements. Borrowings under the above indebtedness are guaranteed by each of the domestic wholly-owned subsidiaries of the Company. Such guarantees are full, unconditional and joint and several. The separate financial statements of the domestic subsidiaries are not presented because the Company believes the separate financial statements would not be material to the shareholders and potential investors. The Company's foreign subsidiaries are not guarantors of the above indebtedness. The total assets, revenues, income or equity of such foreign subsidiaries, both individually and on a combined basis, are inconsequential in relation to the total assets, revenues, income or equity of the Company.

    ACQUISITION OBLIGATION. In connection with the acquisition of certain of the Company's specialty consumer magazine operations and THE DAILY RACING FORM, an obligation was recorded equivalent to the present value of the principal and interest payments of the notes payable in the amount of $53,871 at December 31, 1997 and $54,633 at December 31, 1996. The interest rate used in calculating the present value was 13%, which represents management's estimate of the prevailing market rate of interest for such obligation at the time of the acquisition. Principal and interest amounts aggregating $63,500 will be repaid from June 1998 through June 2001.

    INTEREST RATE SWAP AGREEMENTS. In May 1995, the Company entered into two, three-year interest rate swap agreements with an aggregate notional amount of $200,000. Under the outstanding swap agreements, the Company receives a floating rate of interest based on three-month LIBOR, which resets quarterly, and pays a fixed rate of interest which increases each year during the terms of the respective agreements. The weighted average variable rate and weighted average fixed rate were 5.7% and 6.5%, respectively, in 1997, 5.5% and 6.2%, respectively, in 1996 and 6.0% and 6.1%, respectively, in 1995. Also, in May 1995, the

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. LONG-TERM DEBT (CONTINUED)
Company entered into a three-year interest rate cap agreement. As a result of this transaction, the Company currently has the right to receive payments based on a notional principal amount of $100,000 to the extent that three-month LIBOR exceeds 7.75% in year one, 8.75% in year two and 9.75% in year three of the agreement. Any interest differential received is recognized as an adjustment to interest expense. The interest rate cap fee is recognized as an adjustment to interest expense over the life of the interest rate cap agreement.

    In the fourth quarter of 1996, the Company entered into six, one-year interest rate swap agreements with an aggregate notional amount of $600,000. Under these swap agreements, the Company received a floating rate of interest based on three-month LIBOR, which resets quarterly, and paid a fixed rate of interest, each quarter, for the term of the agreements. The weighted average variable rate and weighted average fixed rate were 5.7% and 5.8%, respectively, in 1997 and 5.5% and 5.8%, respectively, in 1996. These interest rate swap agreements expired during the fourth quarter of 1997.

    In July 1997, the Company entered into four, three-year and two, four-year interest rate swap agreements, with an aggregate notional amount of $600,000. Under these new swap agreements, which commence on January 2, 1998, the Company will receive a floating rate of interest based on three-month LIBOR, which resets quarterly, and the Company will pay a fixed rate of interest, each quarter, for the terms of the respective agreements.

    The net interest differential, related to the interest rate swap agreements and the interest rate cap agreement, charged to interest expense in 1997, 1996 and 1995 was $2,048, $1,943 and $539, respectively. The Company is exposed to credit risk in the event of nonperformance by counterparties to its interest rate swap and cap agreements. Credit risk is limited by entering into such agreements with primary dealers only; therefore, the Company does not anticipate that nonperformance by counterparties will occur. Notwithstanding this, the Company's treasury department monitors counterparty credit ratings at least quarterly through reviewing independent credit agency reports. Both current and potential exposure are evaluated, as necessary, by obtaining replacement cost information from alternative dealers. Potential loss to the Company from credit risk on these agreements is limited to amounts receivable, if any. The Company enters into these agreements solely to hedge its interest rate risk.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. INCOME TAXES

    At December 31, 1997, the Company had aggregate net operating loss carryforwards for Federal and state income tax purposes ("NOLs") of approximately $749,000 which will be available to reduce future taxable income. The utilization of such NOLs is subject to certain limitations under Federal income tax laws. In certain instances, such NOLs may only be used to reduce future taxable income of the respective company which generated the NOL. The NOLs are scheduled to expire in the following years:

2003..............................................................  $  24,900
2004..............................................................     60,300
2005..............................................................    121,800
2006..............................................................     93,400
2007..............................................................     82,700
2008..............................................................     83,700
2009..............................................................     68,900
2010..............................................................    156,100
2011..............................................................     26,100
2012..............................................................     31,100
                                                                    ---------
                                                                    $ 749,000
                                                                    ---------
                                                                    ---------

    Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred income tax assets are as follows:

                                                                                         DECEMBER 31, 1997
                                                                                 ---------------------------------
                                                                                  FEDERAL      STATE      TOTAL
                                                                                 ----------  ---------  ----------
DEFERRED INCOME TAX ASSETS:
Difference between book and tax basis of inventory.............................  $    2,187  $     641  $    2,828
Difference between book and tax basis of accrued expenses and other............      16,075      4,709      20,784
Reserves not currently deductible..............................................       2,615        766       3,381
Difference between book and tax basis of other intangible assets...............      80,945     23,714     104,659
Operating loss carryforwards...................................................     215,832     44,065     259,897
                                                                                 ----------  ---------  ----------
Total..........................................................................     317,654     73,895     391,549
                                                                                 ----------  ---------  ----------
DEFERRED INCOME TAX LIABILITIES:
Difference between book and tax basis of other intangible assets...............      39,283     11,508      50,791
Difference between book and tax basis of property and equipment................      16,405      4,806      21,211
Other..........................................................................      19,424      5,691      25,115
                                                                                 ----------  ---------  ----------
Total..........................................................................      75,112     22,005      97,117
                                                                                 ----------  ---------  ----------
Net deferred income tax assets.................................................     242,542     51,890     294,432
Less: Valuation allowances.....................................................      85,500     32,732     118,232
                                                                                 ----------  ---------  ----------
Net............................................................................  $  157,042  $  19,158  $  176,200
                                                                                 ----------  ---------  ----------
                                                                                 ----------  ---------  ----------

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. INCOME TAXES (CONTINUED)

                                                                                         DECEMBER 31, 1996
                                                                                 ---------------------------------
                                                                                  FEDERAL      STATE      TOTAL
                                                                                 ----------  ---------  ----------
DEFERRED INCOME TAX ASSETS:
Difference between book and tax basis of inventory.............................  $    3,550  $   1,041  $    4,591
Difference between book and tax basis of accrued expenses and other............      18,583      5,444      24,027
Reserves not currently deductible..............................................       2,277        667       2,944
Difference between book and tax basis of other intangible assets...............      31,043      9,094      40,137
Operating loss carryforwards...................................................     192,267     56,326     248,593
                                                                                 ----------  ---------  ----------
Total..........................................................................     247,720     72,572     320,292
                                                                                 ----------  ---------  ----------
DEFERRED INCOME TAX LIABILITIES:
Difference between book and tax basis of other intangible assets...............      32,612      9,554      42,166
Difference between book and tax basis of property and equipment................      11,382      3,335      14,717
Other..........................................................................       9,757      2,858      12,615
                                                                                 ----------  ---------  ----------
Total..........................................................................      53,751     15,747      69,498
                                                                                 ----------  ---------  ----------
Net deferred income tax assets.................................................     193,969     56,825     250,794
Less: Valuation allowances.....................................................      36,927     37,667      74,594
                                                                                 ----------  ---------  ----------
Net............................................................................  $  157,042  $  19,158  $  176,200
                                                                                 ----------  ---------  ----------
                                                                                 ----------  ---------  ----------

    At December 31, 1997, 1996 and 1995, management of the Company reviewed recent operating results and projected future operating results. At the end of each of the respective years, management determined that a portion of the net deferred income tax assets would likely be realized. The amount of the net deferred income tax assets was not adjusted in 1997. In 1996, the Company reduced the valuation allowances by $62,400 and recorded an income tax benefit of $53,300 ($47,500 and $5,800 related to Federal and state income tax benefits, respectively) and a reduction of the excess of purchase price over net assets acquired of $9,100; and in 1995, the Company reduced the valuation allowances by $67,700 and recorded an income tax benefit of $59,600 ($53,100 and $6,500 related to Federal and state income tax benefits, respectively) and a reduction of the excess of purchase price over net assets acquired of $8,100. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. After the reduction in the valuation allowances discussed above, there was a net increase in the valuation allowance of $43,638 during 1997 and net decreases in the valuation allowances of $59,420 and $1,404 during 1996 and 1995, respectively.

    A portion of the valuation allowances in the amount of approximately $39,000 at December 31, 1997 relates to net deferred tax assets which were recorded in accounting for the acquisitions of various entities. The recognition of such amount in future years will be allocated to reduce the excess of the purchase price over the net assets acquired and other non-current intangible assets.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15. EXCHANGEABLE PREFERRED STOCK

    Exchangeable Preferred Stock consists of the following:

                                                                                                 DECEMBER 31,
                                                                                               1997        1996
                                                                                            ----------  ----------
$2.875 Senior Exchangeable Preferred Stock................................................  $   --      $   98,266
$11.625 Series B Exchangeable Preferred Stock.............................................     155,281     150,513
$10.00 Series D Exchangeable Preferred Stock..............................................     194,495     193,950
$9.20 Series E Exchangeable Preferred Stock...............................................     120,504      --
                                                                                            ----------  ----------
                                                                                            $  470,280  $  442,729
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    $2.875 SENIOR EXCHANGEABLE PREFERRED STOCK

    The Company authorized 4,000,000 shares of $.01 par value Senior Preferred Stock, all of which was issued and outstanding at December 31, 1996. The liquidation and redemption value at December 31, 1996 was $100,000. Annual dividends of $2.875 per share on the Senior Preferred Stock were cumulative and payable quarterly. In November 1997, the Company redeemed all 4,000,000 outstanding shares of the Senior Preferred Stock for $105,864, which includes a redemption premium of $5,800, plus accrued and unpaid dividends of $64.

    $11.625 SERIES B EXCHANGEABLE PREFERRED STOCK

    The Company authorized 2,000,000 shares of $.01 par value Series B Preferred Stock, 1,576,036 shares and 1,531,526 shares of which were issued and outstanding at December 31, 1997 and 1996, respectively. The liquidation and redemption value at December 31, 1997 and 1996 was $157,604 and $153,153, respectively. Annual dividends of $11.625 per share on the Series B Preferred Stock are cumulative and payable quarterly in cash or by issuing additional shares of the Series B Preferred Stock. Commencing in the second quarter of 1997, the Company elected to satisfy its Series B Preferred Stock dividend requirements in cash. On or after February 1, 1998, the Series B Preferred Stock may be redeemed in whole or in part, at the option of the Company, at specified redemption prices plus accrued and unpaid dividends. The Company is required to redeem the Series B Preferred Stock on May 1, 2005 at a redemption price equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends. The Series B Preferred Stock is exchangeable at the option of the Company on or after an initial public offering of the Company's common stock for its 11 5/8% Class B Subordinated Exchange Debentures due 2005 provided no shares of the Senior Preferred Stock are then outstanding. Such debentures are subordinate to all existing and future liabilities and obligations of the Company and its subsidiaries. The Series B Preferred Stock is recorded on the accompanying consolidated balance sheets at the aggregate redemption value (net of issuance costs) of $155,281 and $150,513 at December 31, 1997 and 1996, respectively (see Note 25).

    $10.00 SERIES D EXCHANGEABLE PREFERRED STOCK

    On January 24, 1996, the Company completed a private offering of 2,000,000 shares of $.01 par value, $10.00 Series C Exchangeable Preferred Stock ("Series C Preferred Stock") at $100 per share. Annual dividends of $10.00 per share on the Series C Preferred Stock were cumulative and payable quarterly, in cash, commencing May 1, 1996. On August 21, 1996, the Company exchanged the Series C Preferred Stock

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15. EXCHANGEABLE PREFERRED STOCK (CONTINUED) for 2,000,000 shares of $.01 par value, Series D Preferred Stock. Dividend payment terms of the Series D Preferred Stock are the same as the terms of the Series C Preferred Stock. The Series D Preferred Stock has been registered under the Securities Act of 1933. The liquidation and redemption value at December 31, 1997 and 1996 was $200,000. On and after February 1, 2001, the Series D Preferred Stock may be redeemed in whole or in part, at the option of the Company, at specified redemption prices plus accrued and unpaid dividends. The Company is required to redeem the Series D Preferred Stock on February 1, 2008 at a redemption price equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends. The Series D Preferred Stock is exchangeable in whole but not in part, at the option of the Company, on any scheduled dividend payment date into 10% Class D Subordinated Exchange Debentures due 2008 provided that no shares of the Senior Preferred Stock are outstanding on the date of exchange. Net proceeds from the Series C Preferred Stock offering of approximately $193,000 were primarily used to pay down borrowings under the Revolving Credit Agreement. The Series D Preferred Stock is recorded on the accompanying consolidated balance sheets at the aggregate redemption value (net of issuance costs) of $194,495 and $193,950 at December 31, 1997 and 1996, respectively.

    $9.20 SERIES E EXCHANGEABLE PREFERRED STOCK

    On September 26, 1997, the Company completed a private offering of 1,250,000 shares of $9.20 Series E Preferred Stock at $100 per share, all of which are issued and outstanding at December 31, 1997. The liquidation and redemption value at December 31, 1997 was $125,000. Annual dividends of $9.20 per share on the Series E Preferred Stock are cumulative and payable quarterly, in cash, commencing February 1, 1998. Prior to November 1, 2002, the Series E Preferred Stock may be redeemed in whole or in part, at the option of the Company, at a redemption price equal to the sum of the aggregate liquidation preference plus accrued and unpaid dividends to the redemption date and the applicable make-whole premium as defined in the private offering prospectus. On or after November 1, 2002, the Series E Preferred Stock may be redeemed in whole or in part, at the option of the Company, at specified redemption prices plus accrued and unpaid dividends. The Company is required to redeem the Series E Preferred Stock on November 1, 2009 at a redemption price equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends. The Series E Preferred Stock is exchangeable, in whole but not in part, at the option of the Company, on any scheduled dividend payment date into 9.20% Class E Subordinated Debentures. The Series E Preferred Stock is recorded on the accompanying consolidated balance sheet at the aggregate redemption value (net of unamortized issuance costs) of $120,504 at December 31, 1997. Net proceeds from this private offering were used to pay down borrowings under the Bank Credit Facilities (see
Note 25).

    In 1997, the Company recorded a preferred stock dividend accrual in the amount of $9,517. Of the total dividend accrual recorded in 1997, the amounts that relate to prior periods were not material.

16. COMMON STOCK

    In October 1995, the Company increased the authorized number of shares of common stock by 50,000,000 shares to 250,000,000 shares. During November 1995, the Company completed a public offering of 17,250,000 shares of common stock at a price of $10.00 per share. Proceeds from this initial public offering, net of commissions and other related expenses of approximately $9,500, were approximately

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. COMMON STOCK (CONTINUED)
$163,000. The Company used the net proceeds from this initial public offering to repay borrowings outstanding under its Revolving Credit Agreement.

    SHARE REPURCHASE PROGRAM. On September 9, 1997, the Company announced that its board of directors had authorized a program for the Company to repurchase up to $15,000 of its outstanding common stock from time to time in the open market and through privately negotiated transactions. During the year ended December 31, 1997, the Company repurchased 1,048,600 shares of common stock for $13,158 at a weighted average price of $12.52.

    STOCK PURCHASE AND OPTION PLAN. The PRIMEDIA Stock Purchase and Option Plan (the "Plan") authorizes sales of shares of common stock and grants of incentive awards in the forms of, among other things, stock options to key employees and other persons with a unique relationship with the Company. The stock options are granted with exercise prices at quoted market value at time of issuance. For the purpose of determining fair value prior to November 1995, it was recognized that the Company's common stock was not readily saleable to third parties at that time, and therefore, was valued at a discount to a publicly-traded common stock. The common stock issued prior to November 1995 and redeemed is included in the table of the activity of the common stock subject to redemption.

    COMMON STOCK SUBJECT TO REDEMPTION. Under the following circumstances, employees who purchased shares prior to the Company's initial public offering of common stock have the right to resell their shares of common stock to the
Company: termination of employment in connection with the sale of the business for which they work, death, disability or retirement after age 65. The resale feature expires five years after the effective purchase date of the common stock. Since inception of the Company, none of the employees has exercised such resale feature as a result of such sale, death, disability or retirement and the likelihood of significant resales because the stock is freely tradeable on the public market is considered by management to be remote.

    The following summarizes the activity of the common stock subject to redemption:

                                                                                               SHARES     AMOUNT
                                                                                              ---------  ---------
Balance at January 1, 1995..................................................................  2,152,180  $  17,217
Acquisitions of common stock held by management.............................................    (57,031)      (430)
Issuances of common stock...................................................................    458,994      3,274
Expiration of redemption feature............................................................   (147,630)      (809)
Accretion in carrying value.................................................................         --      9,927
                                                                                              ---------  ---------
Balance at December 31, 1995................................................................  2,406,513     29,179
Acquisitions of common stock held by management.............................................    (17,269)      (148)
Expiration of redemption feature............................................................  (1,745,934)   (21,230)
Reduction in carrying value.................................................................         --       (885)
                                                                                              ---------  ---------
Balance at December 31, 1996................................................................    643,310      6,916
Acquisitions of common stock held by management.............................................     (2,320)       (19)
Expiration of redemption feature............................................................   (238,340)    (2,569)
Accretion in carrying value.................................................................         --        755
                                                                                              ---------  ---------
Balance at December 31, 1997................................................................    402,650  $   5,083
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The redemption values of the common stock subject to redemption of $5,083 and $6,916 at December 31, 1997 and 1996, respectively, were based on a repurchase price of $12.625 per share and $10.75 per

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. COMMON STOCK (CONTINUED)
share which are the quoted market values at December 31, 1997 and 1996, respectively. Common stock subject to redemption is recorded on the accompanying consolidated balance sheets net of the amounts of notes receivable from employees (related to common stock issuances) outstanding of $707 and $959 at December 31, 1997 and 1996, respectively.

    ACCOUNTING FOR EMPLOYEE STOCK BASED COMPENSATION. The Plan has authorized grants of up to 25,000,000 shares of the Company's common stock or options to management personnel. The options are exercisable at the rate of 20% per year over a five-year period commencing on the effective date of the grant; however, some optionees have received credit for periods of employment with the Company and its predecessors and subsidiaries prior to the date the options were granted. All options granted pursuant to the Plan will expire no later than ten years from the date the option was granted.

    A summary of the status of the Company's stock option plan as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                   1997                                   1996                             1995
                   -------------------------------------  -------------------------------------  ------------------------
                                              WEIGHTED                               WEIGHTED
                                               AVERAGE                                AVERAGE
                                EXERCISE      EXERCISE                 EXERCISE      EXERCISE                 EXERCISE
                    OPTIONS       PRICE         PRICE      OPTIONS       PRICE         PRICE      OPTIONS       PRICE
                   ---------  -------------  -----------  ---------  -------------  -----------  ---------  -------------

Outstanding--
  beginning of
  year...........  13,211,212  $5.00-$11.94   $    6.69   12,326,087  $5.00-$ 8.00   $    5.98   9,610,447   $5.00-$8.00
  Granted........    135,800  1$0.88-$12.00   $   11.27   1,830,400  1$0.00-$11.94   $   11.12   3,139,325         $8.00
  Exercised......  (1,209,693)  $5.00-$11.81  $    6.96    (681,890)  $5.00-$ 8.00   $    5.36    (193,401)  $5.00-$8.00
  Forfeited......   (574,389)  $5.00-$11.81   $    9.22    (263,385)  $5.00-$ 8.00   $    7.69    (230,284)  $5.00-$8.00
                   ---------                              ---------                              ---------
Outstanding--end
  of the year....  11,562,930  $5.00-$12.00   $    6.58   13,211,212  $5.00-$11.94   $    6.69   12,326,087  $5.00-$8.00
                   ---------                              ---------                              ---------
                   ---------                              ---------                              ---------
Exercisable--end
  of the year....  8,953,280   $5.00-$11.94   $    5.73   8,707,528   $5.00-$ 8.00   $    5.38   7,269,817   $5.00-$8.00
                   ---------                              ---------                              ---------
                   ---------                              ---------                              ---------

                    WEIGHTED
                     AVERAGE
                    EXERCISE
                      PRICE
                   -----------
Outstanding--
  beginning of
  year...........   $    5.31
  Granted........   $    8.00
  Exercised......   $    5.19
  Forfeited......   $    6.28
Outstanding--end
  of the year....   $    5.98
Exercisable--end
  of the year....   $    5.18

    The weighted-average fair value per option for options granted in 1997, 1996 and 1995 was $4.45, $4.13 and $3.06, respectively.

    The following table summarizes information about stock options outstanding at December 31, 1997:

                   NUMBER            WEIGHTED             WEIGHTED
   RANGE OF      OUTSTANDING     AVERAGE REMAINING         AVERAGE
EXERCISE PRICES  AT 12/31/97     CONTRACTUAL LIFE      EXERCISE PRICE
---------------  -----------  -----------------------  ---------------

    $5.00-$5.44   7,104,260                  4            $    5.00
          $7.00     125,400                  6            $    7.00
          $8.00   2,711,210                  8            $    8.00
  $10.00-$12.00   1,622,060                  9            $   11.12
                 -----------
                 11,562,930                  6            $    6.58
                 -----------
                 -----------

    SFAS No. 123 provides for a fair-value based method of accounting for employee options and measures compensation expense using an option valuation model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. COMMON STOCK (CONTINUED)
expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the option. The Company has elected to continue accounting for employee stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25 and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model for options granted in 1997, 1996 and 1995. The following weighted-average assumptions were used for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.65%, 6.36% and 6.34%; dividend yields of 0.0%, 0.0% and 0.0%; volatility factors of the expected market price of the Company's common stock of 27.70%, 20.83% and 22.59%; and a weighted-average expected life of the option of six years. The estimated fair value of options granted during 1997, 1996 and 1995 was $604, $7,560 and $9,592, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                                                                      1997       1996       1995
                                                                                    ---------  ---------  ---------

Pro forma net income (loss).......................................................  $(176,351) $   5,738  $ (76,388)
Pro forma loss applicable to common shareholders..................................  $(241,424) $ (37,788) $(105,366)
Pro forma basic and diluted loss per common share.................................  $   (1.87) $    (.29) $    (.93)

    The Company had reserved approximately 12,000,000 shares of the Company's common stock or options for future grants in connection with the Plan at December 31, 1997.

17. LOSS PER SHARE

    Loss per share has been determined based on income (loss) before extraordinary charge after preferred stock dividends, divided by the weighted average number of common shares outstanding for all periods presented.

    Options to purchase 11,562,930, 13,211,212, 12,326,087 shares of common stock were outstanding at December 31, 1997, 1996 and 1995, respectively, but were not included in the computation of diluted loss per share because the effect of their inclusion would be antidilutive.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18. ACCUMULATED DEFICIT

    The accumulated deficit of $929,011 at December 31, 1997 includes non-cash expenses related to the accumulated amortization of intangible assets, the excess of the purchase price over the net assets acquired and deferred financing costs, the write-offs of the unamortized balance of deferred financing costs associated with all previous financings, the restructuring and other costs and the net provision on sales of businesses in the aggregate amount of approximately $1,219,300 which is net of the non-cash income tax benefits aggregating $155,000 through December 31, 1997.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts and the estimated fair values of the Company's financial instruments for which it is practicable to estimate fair value are as follows:

                                                                                    DECEMBER 31,
                                                                   ----------------------------------------------
                                                                            1997                    1996
                                                                   ----------------------  ----------------------

                                                                    CARRYING                CARRYING
                                                                     VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                                   ----------  ----------  ----------  ----------
10 5/8% Senior Notes.............................................  $   --      $   --      $  233,250  $  260,950
10 1/4% Senior Notes.............................................     100,000     108,000     100,000     105,400
8 1/2% Senior Notes..............................................     298,902     307,470     298,811     291,750
Acquisition Obligation...........................................      53,871      55,329      54,633      55,339
Senior Preferred Stock...........................................      --          --          98,266     107,500
Series B Preferred Stock.........................................     155,281     169,818     150,513     154,684
Series D Preferred Stock.........................................     194,495     210,500     193,950     196,000
Series E Preferred Stock.........................................     120,504     125,000      --          --
Interest Rate Swap Agreements....................................         485         410         982       3,531
Purchased Interest Rate Cap Agreement............................         (43)     --            (159)         (2)

    The bracketed amounts above represent assets.

    The fair values of the senior notes and preferred stocks were determined based on the quoted market prices and the fair value of the acquisition obligation was estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the interest rate swap agreements was determined using discounted cash flow models.

    For instruments including cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of floating-rate long-term debt approximates carrying value because these instruments re-price frequently at current market prices.

20. RETIREMENT PLANS

    Substantially all of the Company's employees are eligible to participate in defined contribution plans. The expense recognized for all of these plans was approximately $6,300 in 1997, $5,400 in 1996 and $5,200 in 1995.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20. RETIREMENT PLANS (CONTINUED)
    In addition, the employees at PRIMEDIA Magazines and the non-union employees at THE DAILY RACING FORM are eligible to participate in a non-contributory defined benefit pension plan ("Pension Plan"). The benefits to be paid under the Pension Plan are based on years of service and compensation amounts for the highest consecutive five years of service in the most current ten years. The Pension Plan is funded by means of contributions by the Company to the plan's trust. The pension funding policy is consistent with the funding requirements of U.S. Federal and other governmental laws and regulations. Plan assets consist primarily of fixed income, equity and other short-term investments. The components of the net periodic pension cost of the Pension Plan for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Service cost........................................................................  $   1,387  $   1,203  $     755
Interest cost.......................................................................      1,073        769        581
Actual investment gain on plan assets...............................................     (1,763)      (610)      (812)
Net amortization and deferral.......................................................        945        462        774
                                                                                      ---------  ---------  ---------
Net periodic pension cost...........................................................  $   1,642  $   1,824  $   1,298
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The following is a reconciliation of the funded status of the Pension Plan:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Actuarial present value of benefit obligation:
  Vested..............................................................  $  (10,737) $   (6,342)
  Non-vested..........................................................        (851)       (617)
                                                                        ----------  ----------
Accumulated benefit obligation........................................     (11,588)     (6,959)
Additional liability based on projected compensation levels...........      (6,448)     (5,118)
                                                                        ----------  ----------
Projected benefit obligation..........................................     (18,036)    (12,077)
Plan assets at fair value.............................................      13,391       5,473
                                                                        ----------  ----------
Projected benefit obligation in excess of plan assets.................      (4,645)     (6,604)
Unrecognized net loss (gain)..........................................      (1,440)        172
Obligation recorded at acquisition date...............................       2,587       2,861
                                                                        ----------  ----------
Accrued pension cost..................................................  $   (3,498) $   (3,571)
                                                                        ----------  ----------
                                                                        ----------  ----------

    The obligation recorded at the acquisition date of PRIMEDIA Magazines and THE DAILY RACING FORM is the excess of the projected benefit obligation over the plan assets at the date of acquisition which is included in other non-current liabilities. The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.0% and 7.5% for 1997 and 1996, respectively. The weighted average rate of compensation increases used was 4.0% for 1997 and 1996. The weighted average expected long-term rate of return on plan assets was 8.5% for 1997 and 1996 (see Note
25).

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21. COMMITMENTS AND CONTINGENCIES

    COMMITMENTS. Total rent expense under operating leases was $36,844, $31,561 and $24,409 for the years ended December 31, 1997, 1996 and 1995, respectively. Certain leases are subject to escalation clauses and certain leases contain renewal options. Minimum rental commitments under noncancelable operating leases are approximately as follows:

                                                                     YEARS ENDING DECEMBER 31,
                                                                     -------------------------
1998...............................................................         $    26,868
1999...............................................................              22,759
2000...............................................................              20,218
2001...............................................................              15,365
2002...............................................................              12,504
Thereafter.........................................................              38,579
                                                                               --------
                                                                            $   136,293
                                                                               --------
                                                                               --------

    Future minimum lease payments under capital leases (see Note 9) are approximately as follows:

                                                                     YEARS ENDING DECEMBER 31,
                                                                     -------------------------
1998...............................................................         $     3,102
1999...............................................................               3,663
2000...............................................................               3,663
2001...............................................................               3,663
2002...............................................................               3,663
Thereafter.........................................................              23,379
                                                                                -------
                                                                                 41,133
Less: amount representing interest.................................              15,760
                                                                                -------
Present value of net minimum lease payments........................              25,373
Less: current portion..............................................               1,373
                                                                                -------
Long-term obligations (included in other non-current
  liabilities).....................................................         $    24,000
                                                                                -------
                                                                                -------

    CONTINGENCIES. The Company is involved in ordinary and routine litigation incidental to its business. In the opinion of management, there is no pending legal proceeding that would have a material adverse affect on the consolidated financial statements of the Company.

    At December 31, 1997, the Company had letters of credit outstanding of approximately $3,100.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22. RELATED PARTY TRANSACTIONS

    During each of the years ended December 31, 1997, 1996 and 1995, the Company paid $1,000 in administrative and other fees to Kohlberg Kravis Roberts & Co. ("KKR"), an affiliated party. The Company paid an aggregate of $180, in directors' fees to certain partners of KKR during the years ended December 31, 1997, 1996 and 1995.

    On March 1, 1995, 3,125,000 shares of common stock were issued to a partnership affiliated with KKR at $8.00 per share which was the fair value per share at such date. On March 1, 1995, pursuant to the related certificate of designations, 2,500 shares of Series C Preferred Stock ("KKR Preferred Stock") were authorized for issuance and 1,000 shares were issued to partnerships affiliated with KKR at $50,000 per share, which was the liquidation value per share at such date. The proceeds from both issuances were used to pay down the borrowings under the Revolving Credit Agreement. On August 3, 1995, the Company redeemed all 1,054 shares then outstanding (which included dividends accrued through redemption date) of the KKR Preferred Stock at $50,000 per share for a total of $52,691. This transaction was financed with borrowings under the Revolving Credit Agreement (see Notes 13 and 25).

23. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                      FIRST         SECOND          THIRD         FOURTH
                                                     QUARTER        QUARTER        QUARTER        QUARTER         TOTAL
                                                  -------------  -------------  -------------  -------------  -------------

FOR THE YEAR ENDED DECEMBER 31, 1997:
Sales, net......................................       $352,291       $368,762       $368,944       $397,598     $1,487,595
Operating income (loss).........................         20,478         39,518       (112,326)        31,537        (20,793)
Income (loss) before extraordinary charge.......        (12,546)         3,700       (147,674)          (919)      (157,439)
Extraordinary charge--extinguishment of debt....         (1,554)       (13,847)            --             --        (15,401)
Net loss........................................        (14,100)       (10,147)      (147,674)          (919)      (172,840)
Loss applicable to common shareholders..........        (26,426)       (22,602)      (160,130)       (28,755)      (237,913)
Basic and diluted loss applicable to common
  shareholders per common share:
  Loss before extraordinary charge..............          $(.19)         $(.07)        $(1.24)         $(.22)        $(1.72)
  Net loss......................................          $(.20)         $(.18)        $(1.24)         $(.22)        $(1.84)
Basic and diluted common shares outstanding.....    129,114,344    129,289,307    129,411,579    129,404,368    129,304,900

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

23. UNAUDITED QUARTERLY FINANCIAL INFORMATION (CONTINUED)

                                                      FIRST         SECOND          THIRD         FOURTH
                                                     QUARTER        QUARTER        QUARTER        QUARTER         TOTAL
                                                  -------------  -------------  -------------  -------------  -------------
FOR THE YEAR ENDED DECEMBER 31, 1996:
Sales, net......................................       $314,953       $335,680       $344,418       $379,398     $1,374,449
Operating income................................          6,985         23,280         18,519         37,117         85,901
Income (loss) before extraordinary charge.......        (20,740)        (7,066)       (11,895)        57,298         17,597
Extraordinary charge--extinguishment of debt....       --               (7,572)      --               (1,981)        (9,553)
Net income (loss)...............................        (20,740)       (14,638)       (11,895)        55,317          8,044
Income (loss) applicable to common
  shareholders..................................        (27,584)       (27,041)       (23,973)        43,116        (35,482)
Basic income (loss) applicable to common
  shareholders per common share:
  Income (loss) before extraordinary charge.....          $(.21)         $(.15)         $(.19)          $.35          $(.20)
  Net income (loss).............................          $(.21)         $(.21)         $(.19)          $.33          $(.27)
Diluted income (loss) applicable to common
  shareholders per common share:
  Income (loss) before extraordinary charge.....          $(.21)         $(.15)         $(.19)          $.34          $(.20)
  Net income (loss).............................          $(.21)         $(.21)         $(.19)          $.32          $(.27)
Basic common shares outstanding.................    128,502,847    128,787,528    128,874,002    128,961,695    128,781,518
Diluted common shares outstanding                   128,502,847    128,787,528    128,874,002    133,866,122    128,781,518

    The sum of the above quarterly per share amounts may not equal reported year-to-date per share amounts due to rounding.

    During the first quarter of 1997, the Company purchased, in aggregate $20,850 of the 10 5/8% Senior Notes from various brokers on the open market. The premium paid on the purchase and the write-off of the related deferred financing fees totaled $1,554. In the second quarter, the Company redeemed the remaining principal of the 10 5/8% Senior Notes. The aggregate premium paid and the write-off of the related deferred financing fees totaled $13,847. During the third quarter of 1997, the Company recorded a provision for loss on the sales of businesses and other in the amount of $138,640.

    As a result of previous bank refinancings, the Company wrote off $7,572 of unamortized deferred financings costs in the second quarter of 1996 and $1,981 of unamortized deferred financing costs in the fourth quarter of 1996. In addition, in the fourth quarter of 1996, the Company recognized an income tax benefit of $53,300.

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

24. BUSINESS SEGMENT INFORMATION

    The Company's operations have been classified into three business segments: specialty magazines, education and information (see Note 1). Summarized financial information by business segment as of December 31, 1997, 1996 and 1995 and for each of the years then ended is set forth below:

                                                          1997          1996          1995
                                                      ------------  ------------  ------------
SALES, NET:
  Specialty Magazines...............................  $    754,410  $    684,341  $    452,373
  Education.........................................       379,552       376,217       330,414
  Information.......................................       353,633       313,891       263,542
                                                      ------------  ------------  ------------
  Total.............................................  $  1,487,595  $  1,374,449  $  1,046,329
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
OPERATING INCOME (LOSS):
  Specialty Magazines...............................  $     71,580  $     59,693  $     32,169
  Education.........................................        12,089        15,011       (32,024)
  Information.......................................       (78,818)       33,473        (8,683)
  Corporate.........................................       (25,644)      (22,276)      (17,737)
                                                      ------------  ------------  ------------
  Total.............................................  $    (20,793) $     85,901  $    (26,275)
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
TOTAL ASSETS:
  Specialty Magazines...............................  $    972,550  $    908,374  $    723,711
  Education.........................................       911,299       939,947       547,587
  Information.......................................       435,153       531,771       499,418
  Corporate.........................................       166,988       172,123       110,700
                                                      ------------  ------------  ------------
  Total.............................................  $  2,485,990  $  2,552,215  $  1,881,416
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
DEPRECIATION, AMORTIZATION AND OTHER CHARGES:
  Specialty Magazines...............................  $     86,364  $     76,281  $     58,100
  Education.........................................        68,275        64,228       107,284
  Information.......................................       171,138        53,091        79,435
  Corporate.........................................            99           764           706
                                                      ------------  ------------  ------------
  Total.............................................  $    325,876  $    194,364  $    245,525
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
CAPITAL EXPENDITURES, NET:
  Specialty Magazines...............................  $      9,353  $      8,252  $      5,724
  Education.........................................        16,258        14,460        10,750
  Information.......................................         3,757         4,343         4,516
  Corporate.........................................         1,740         1,735         2,424
                                                      ------------  ------------  ------------
  Total.............................................  $     31,108  $     28,790  $     23,414
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

------------------------

    There were no significant intersegment sales or transfers during 1997, 1996 and 1995. Operating income (loss) by business segment excludes interest income and interest expense. Corporate assets consist

                         PRIMEDIA INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

24. BUSINESS SEGMENT INFORMATION (CONTINUED) primarily of cash, receivables, property and equipment and the net deferred income tax asset. Depreciation, amortization and other charges includes the amortization of deferred financing and organizational costs, the net provision for loss on sales of businesses of $138,640 and $35,447 in 1997 and 1995, respectively, and provision for restructuring and other costs of $14,667 in 1995.

25. SUBSEQUENT EVENTS

    In January 1998, the Company elected to terminate its defined benefit pension plan (see Note 20) effective March 31, 1998. In connection with this termination, the Company froze benefit accruals effective December 31, 1997. In the opinion of the Company's management, the plan benefits payable on the termination are adequately accrued for and will not have a material impact on the Company's consolidated financial statements. Active plan participants will be eligible to participate in the Company's defined contribution plans.

    On February 17, 1998, the Company exchanged the 1,250,000 shares of its Series E Preferred Stock for 1,250,000 shares of $9.20 Series F Exchangeable Preferred Stock ("Series F Preferred Stock"). The terms of the Series F Preferred Stock are the same as the Series E Preferred Stock except that the Series F Preferred Stock has been registered under the Securities Act of 1933.

    On February 17, 1998, the Company completed a private offering of 2,500,000 shares of $8.625 Series G Exchangeable Preferred Stock for $250,000 and $250,000 principal amount of 7 5/8% Senior Notes Due 2008. The net proceeds of these offerings were used to redeem all of the Company's outstanding Series B Preferred Stock at $105.80 per share plus accrued and unpaid dividends to the redemption date and to reduce outstanding borrowings under the Bank Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions.

    On March 18, 1998, KKR 1996 Fund L.P., a Delaware limited partnership affiliated with KKR (the "KKR Fund"), purchased 16,666,667 shares of newly issued common stock from the Company for $200,000 (the "KKR Fund Investment"). The net proceeds from the KKR Fund Investment were used to repay borrowings outstanding under the Bank Credit Facilities, which amounts may be reborrowed for general corporate purposes including acquisitions.

    On March 19, 1998, the Company completed the acquisition of the stock of Cowles Enthusiast Media and Cowles Business Media from McClatchy Newspapers, Inc. ("McClatchy") for approximately $200,000 (the "Cowles Acquisition"). With the Cowles Acquisition, the Company added 25 enthusiast titles to its specialty consumer magazines group, and 11 technical and trade magazines and 15 trade shows to its technical and trade magazines group.

    For the period from January 1, 1998 through April 16, 1998, in addition to the Cowles Acquisition, the Company had completed four product-line acquisitions in the specialty magazines and information segments. The aggregate purchase price for such acquisitions was approximately $12,000.

    On April 20, 1998, the New Credit Facility expired. As a result, the Company has total commitments of $1,400,000 and can borrow up to $1,500,000 in the aggregate under its Credit Facilities.

    On April 23, 1998, the Company entered into a definitive stock purchase agreement to sell Nelson Information, Inc., a leading information provider in the financial services industry, to Thomson Information Services Inc.

                              THE BANK OF NEW YORK

                              NOTE EXCHANGE OFFER

             BY MAIL:                    FACSIMILE TRANSMISSIONS:         BY HAND OR OVERNIGHT DELIVERY:

       The Bank of New York            (Eligible Institutions Only)            The Bank of New York
      101 Barclay Street, 7E                  (212) 815-6339                    101 Barclay Street
     New York, New York 10286             CONFIRM BY TELEPHONE:          Corporate Trust Services Window
  Attn: Reorganization Section,               (212) 815-4146                       Ground Level
       7E: Vincent Jhingor                FOR INFORMATION CALL:              New York, New York 10286
  (Registered or Certified Mail               (212) 815-4146              Attn: Reorganization Section,
           Recommended)                                                        7E: Vincent Jhingor

                         PREFERRED STOCK EXCHANGE OFFER

             BY MAIL:                   BY FACSIMILE TRANSMISSION:        BY HAND OR OVERNIGHT COURIER:

        Tender & Exchange            (For Eligible Institutions Only)           Tender & Exchange
            Department                        (212) 815-6213                        Department
          P.O. Box 11248                                                        101 Barclay Street
      Church Street Station          CONFIRM FACSIMILE BY TELEPHONE:        Receive and Deliver Window
     New York, NY 10286-1248             (For Confirmation Only)                New York, NY 10286
                                              (800) 507-9357

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PRIMEDIA. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PRIMEDIA SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
Summary........................................           3
Glossary of Certain Defined Terms..............          19
Risk Factors...................................          22
Use of Proceeds................................          26
Capitalization.................................          27
Selected Financial Information.................          28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          30
Business.......................................          43
Management.....................................          51
The Exchange Offers............................          53
Description of Notes...........................          62
Description of Preferred Stock and 8 5/8%
  Subordinated Debentures......................          87
Description of Capital Stock of the Company....         103
Security Ownership of Certain Beneficial Owners
  and Management...............................         108
Certain Federal Income Tax Considerations......         109
Plan of Distribution...........................         109
Legal Matters..................................         110
Experts........................................         110
Unaudited Pro Forma Consolidated Financial
  Data.........................................         P-1
Index to Financial Statements..................         F-1

                                     [LOGO]

                                   ---------

                                   PROSPECTUS
                                  MAY 11, 1998

                                   ---------

                               OFFER TO EXCHANGE

$1,000 IN PRINCIPAL AMOUNT OF ITS 7 5/8% SENIOR NOTES DUE 2008 FOR EACH $1,000 IN PRINCIPAL AMOUNT OF ITS OUTSTANDING 7 5/8% SENIOR NOTES DUE 2008

                               OFFER TO EXCHANGE

ITS $8.625 SERIES H EXCHANGEABLE PREFERRED STOCK REDEEMABLE 2010 (LIQUIDATION PREFERENCE $100 PER SHARE) (EXCHANGEABLE AT THE OPTION OF PRIMEDIA) FOR UP TO 2,500,000 SHARES OF ITS $8.625 SERIES G EXCHANGEABLE PREFERRED STOCK REDEEMABLE 2010 (LIQUIDATION PREFERENCE $100 PER SHARE) (EXCHANGEABLE AT THE OPTION OF PRIMEDIA)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------